CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) WOULD BE LIKELY TO CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED. SUCH EXCLUDED INFORMATION IS DENOTED BY AS FOLLOWS: “[REDACTED]” SECOND AMENDED AND RESTATED CREDIT AGREEMENT among ALITHYA GROUP INC. as Borrower EACH OF THE GUARANTORS IDENTIFIED HEREIN as Guarantors THE FINANCIAL INSTITUTIONS FROM TIME TO TIME PARTIES HERETO as Lenders THE BANK OF NOVA SCOTIA as Sole Arranger, Documentation Agent, Syndication Agent and Administrative Agent December 22, 2023

- i - TABLE OF CONTENTS PAGE ARTICLE 1 INTERPRETATION ...............................................................................................2 1.1 Definitions....................................................................................................................... 2 1.2 Computation of Time Periods ....................................................................................... 36 1.3 Headings and Table of Contents ................................................................................... 36 1.4 References ..................................................................................................................... 36 1.5 Singular and Plural; Gender .......................................................................................... 37 1.6 Generally Accepted Accounting Principles .................................................................. 37 1.7 Rateable Portion of Accommodations .......................................................................... 37 1.8 Incorporation of Exhibits and Schedules ...................................................................... 38 1.9 Divisions ....................................................................................................................... 38 1.10 Rates .............................................................................................................................. 38 ARTICLE 2 REPRESENTATIONS AND WARRANTIES ....................................................39 2.1 Representations and Warranties .................................................................................... 39 2.2 Survival of Representations and Warranties ................................................................. 46 ARTICLE 3 THE CREDIT FACILITY ....................................................................................47 3.1 Obligations of the Lenders and Use of Proceeds .......................................................... 47 3.2 Advances under the Credit Facility............................................................................... 47 3.3 Notice Provisions .......................................................................................................... 48 3.4 Pro Rata Treatment ....................................................................................................... 49 3.5 Accounts kept by the Agent .......................................................................................... 49 3.6 Accounts kept by each Lender ...................................................................................... 50 3.7 Conversion Option ........................................................................................................ 50 3.8 Letters of Credit ............................................................................................................ 50 3.9 Swingline Loans............................................................................................................ 50 3.10 Existing Bankers’ Acceptance ...................................................................................... 52 ARTICLE 4 ACCORDION ........................................................................................................52 4.1 Accordion ...................................................................................................................... 52 ARTICLE 5 EXTENSION OF MATURITY DATE ................................................................53 5.1 Extension of Maturity Date ........................................................................................... 53 ARTICLE 6 REPAYMENT .......................................................................................................53 6.1 Mandatory Repayment of the Loans ............................................................................. 53 6.2 Optional Repayments .................................................................................................... 55 6.3 Requirements for Optional Repayments and Conversions ........................................... 55 6.4 Authority to Debit ......................................................................................................... 56 6.5 Daily Compounded CORRA Loans, Term CORRA Loans and SOFR Loans – Renewals and Deemed Conversions ............................................................................................. 56 6.6 Sharing of Payments ..................................................................................................... 57 ARTICLE 7 INTEREST AND FEES ........................................................................................57 7.1 Interest........................................................................................................................... 57 7.2 Payment of Interest on Prime Rate Loans (excluding the Swingline Loan) ................. 57

- ii - 7.3 Payment of Interest on SOFR Loans ............................................................................ 57 7.4 Payment of Interest on US Base Rate Loans (excluding the Swingline Loan) ............ 58 7.5 Payment of Interest on Daily Compounded CORRA Loan and Term CORRA Loan . 58 7.6 Payment of Interest on the Swingline Loan .................................................................. 58 7.7 Selection of Interest Periods ......................................................................................... 58 7.8 Default Interest.............................................................................................................. 59 7.9 Determination of Interest Rates .................................................................................... 60 7.10 Standby Fees ................................................................................................................. 61 7.11 Agency Fee ................................................................................................................... 61 7.12 Other Fees ..................................................................................................................... 61 ARTICLE 8 LETTERS OF CREDIT ........................................................................................61 8.1 Letter of Credit Commitment........................................................................................ 61 8.2 Letter of Credit Participations ....................................................................................... 62 8.3 Repayment of Participants ............................................................................................ 62 8.4 Role of the Issuing Bank ............................................................................................... 62 8.5 Obligations of Each Lender Absolute ........................................................................... 63 8.6 Reinstatement and Survival .......................................................................................... 63 8.7 Procedure for Issuance and Renewal of Letters of Credit ............................................ 64 8.8 Reimbursement of the Issuing Bank ............................................................................. 65 8.9 Commissions, Fees and Charges................................................................................... 66 8.10 Interest on Amounts Disbursed under Letters of Credit ............................................... 66 8.11 Further Assurances........................................................................................................ 67 8.12 Nature of Obligations; Indemnities ............................................................................... 67 8.13 Payments upon any Event of Default............................................................................ 68 ARTICLE 9 PAYMENTS, TAXES, EXPENSES AND INDEMNITY ..................................69 9.1 Payments to Agent ........................................................................................................ 69 9.2 Payments to Swingline Lender ..................................................................................... 69 9.3 Payments by Lenders to Agent ..................................................................................... 69 9.4 Payments by Agent to Borrower ................................................................................... 69 9.5 Distribution to Lenders ................................................................................................. 69 9.6 Currency of Payment .................................................................................................... 70 9.7 Set-Off........................................................................................................................... 70 9.8 Taxes ............................................................................................................................. 70 9.9 Application of Payments Before an Event of Default .................................................. 70 9.10 Application of Payments and Proceeds of Realization of Assets After an Event of Default ...................................................................................................................................... 70 9.11 Supplying Documents and Indemnity ........................................................................... 71 9.12 Non-Receipt by Agent .................................................................................................. 72 9.13 Survival of Indemnification Obligations ...................................................................... 72 ARTICLE 10 CONDITIONS OF LENDING ...........................................................................72 10.1 Conditions Precedent to the Effectiveness of this Agreement ...................................... 72 10.2 Conditions Precedent to each Advance......................................................................... 75 10.3 Waiver ........................................................................................................................... 75

- iii - ARTICLE 11 COVENANTS ......................................................................................................75 11.1 Affirmative Covenants .................................................................................................. 75 11.2 Financial Covenants ...................................................................................................... 79 11.3 Negative Covenants ...................................................................................................... 80 11.4 Reporting and Information ............................................................................................ 83 11.5 Insurance ....................................................................................................................... 87 ARTICLE 12 SECURITY DOCUMENTS ................................................................................89 12.1 Security Documents ...................................................................................................... 89 12.2 Provisions in Respect of the Security Documents ........................................................ 90 12.3 Monetary Claims ........................................................................................................... 90 ARTICLE 13 DEFAULT AND REMEDIES ............................................................................92 13.1 Events of Default .......................................................................................................... 92 13.2 Effect of a Default ......................................................................................................... 94 13.3 Remedies Cumulative; No Waiver ............................................................................... 95 13.4 Set-Off........................................................................................................................... 95 ARTICLE 14 JUDGMENT CURRENCY.................................................................................96 14.1 Judgment Currency ....................................................................................................... 96 ARTICLE 15 MISCELLANEOUS ............................................................................................97 15.1 Appointment of Hypothecary Representative ............................................................... 97 15.2 Deliveries, etc. .............................................................................................................. 97 15.3 Assignment by the Obligors.......................................................................................... 97 15.4 Amendments to Article 7 of the Provisions .................................................................. 97 15.5 Decision-Making........................................................................................................... 98 15.6 Severability ................................................................................................................... 99 15.7 Direct Obligation .......................................................................................................... 99 15.8 Sharing of Information .................................................................................................. 99 15.9 Use of Credit ................................................................................................................. 99 15.10 Term of Agreement ....................................................................................................... 99 15.11 Further Assurances...................................................................................................... 100 15.12 Standard Provisions .................................................................................................... 100 15.13 Whole Agreement ....................................................................................................... 100 15.14 Inability to Determine Rates ....................................................................................... 100 15.15 Benchmark Replacement Setting ................................................................................ 101 15.16 Erroneous Payments By the Administrative Agent .................................................... 104 15.17 Whole Agreement ....................................................................................................... 107 15.18 Language ..................................................................................................................... 108

SECOND AMENDED AND RESTATED CREDIT AGREEMENT THIS AGREEMENT is executed as of December 22, 2023. AMONG: ALITHYA GROUP INC., a corporation incorporated under the laws of Québec (the “Borrower”) AND: EACH OF THE GUARANTORS IDENTIFIED HEREIN (individually, a “Guarantor” and collectively, the “Guarantors”) AND: EACH OF THE FINANCIAL INSTITUTIONS FROM TIME TO TIME PARTIES HERETO (individually, a “Lender” and collectively, the “Lenders”) AND: THE BANK OF NOVA SCOTIA (the “Administrative Agent”) PRELIMINARY STATEMENT: WHEREAS certain parties to this Agreement are parties to a credit agreement dated as of January 22, 2019 (as supplemented by the joinder agreement dated as of March 6, 2019 among Alithya Solutions Canada Inc., Alithya Zero2Ten, Inc., the Borrower, the Agent and the Lenders, by the joinder agreement dated as of January 13, 2020 among Alithya Travercent LLC, the Borrower, the Agent and the Lenders, and by the joinder agreement dated as of March 3, 2020 among Alithya Askida Consulting Services Inc. and Alithya Askida Solutions Inc., the Borrower, the Agent and the Lenders, and as such agreement may hereafter be further amended, supplemented, replaced, restated or otherwise modified from time to time, the “Original Credit Agreement”); WHEREAS the Original Credit Agreement was amended and restated by an Amended and Restated Credit Agreement dated as of June 18, 2020 among Alithya Group Inc., as Borrower, each of the guarantors identified therein, as Guarantors, each of the financial institutions from time to time parties thereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent, as amended by an Amending Agreement No. 1 dated March 25, 2021, an Amending Agreement No. 2 dated June 30, 2021, an Amending Agreement No. 3 dated September 28, 2021, an Amending Agreement No. 4 dated September 30, 2021, an Amending Agreement No. 5 dated January 27, 2022, an Amending Agreement No. 6 dated September 29, 2022 and an Amending Agreement No. 7 dated February 13, 2023 (as such agreement may be further amended, supplemented, replaced, restated or otherwise modified from time to time, the “Amended and Restated Credit Agreement”).

- 2 - AND WHEREAS the parties hereto have agreed to amend certain terms and conditions of the Amended and Restated Credit Agreement and are entering into this Agreement to amend and restate the Amended and Restated Credit Agreement and to provide for amended terms and conditions on which the Amended and Restated Credit Agreement will be continued; NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, the parties hereto agree as follows: ARTICLE 1 INTERPRETATION 1.1 Definitions In this Agreement unless something in the subject matter or the context otherwise is inconsistent therewith: 1.1.1 “Adjusted Daily Compounded CORRA” – means, for purposes of any Interest Period, the rate per annum equal to the sum of (a) Daily Compounded CORRA for such calculation, plus (b) the CORRA Adjustment (provided that if the sum of items (i) and (ii) above shall be less than the Floor, then it shall be the Floor), plus (iii) the Applicable Margin. 1.1.2 “Adjusted EBITDA” – means, for any relevant period, an amount equal to the Borrower’s Net Income or net loss for the period, calculated on a consolidated basis in accordance with IFRS, plus amounts deducted, or minus amounts added, in calculating net income or net loss in respect of: (i) total interest expense; interest or dividend income; income taxes (whether or not deferred); depreciation and amortization; unrealized foreign exchange gain or loss; (ii) any gain or loss attributable to the sale, conversion or other disposition of property out of the ordinary course; (iii) gains resulting from the write-up of property and losses resulting from the write-down of property (except allowances for doubtful accounts receivable); (iv) non-cash expense attributable to compensating directors, officers and employees of the Borrower through the issuance of equity interests or options or rights to equity interests of the Borrower; (v) amounts that are attributable to persons other than Guarantors or to minority interests in Guarantors; (vi) upfront, underwriting, agency, investment banking, legal and accounting fees incurred by the Borrowers as they relate to Permitted Acquisitions, with all items subject to Lenders’ consent.

- 3 - (vii) any other item arising from an event or transaction that (a) possesses a high degree of abnormality and is of a type clearly unrelated to, or only incidentally related to, ordinary course activities of the Borrower, (b) is not reasonably expected to recur in the foreseeable future, and (c) does not depend primarily on decisions or determinations by management or owners of the Borrower in each case taking into account the environment in which the Borrower operate, with all items subject to Lenders’ consent; (viii) any demonstrable cost synergies with respect to a Permitted Acquisition up to a maximum of 10% of the EBITDA of the target (decreased by 25% per fiscal quarter) and for a period of twelve (12) months following the closing of such Permitted Acquisition with additional cost synergies addbacks subject to Lenders’ consent; (ix) [Redacted] The Adjusted EBITDA calculation for covenant purposes will reflect acquisitions or dispositions of any business on a pro-forma basis, as if the acquisitions or dispositions had been completed the first day of the applicable covenant calculation period. 1.1.3 “Adjusted Term CORRA” – – means, for any Interest Period, the per annum rate equal to the sum of (i) Term CORRA, plus (ii) the Applicable Margin; plus (iii) the CORRA Adjustment, provided that if Adjusted Term CORRA as so determined shall ever be less than the Floor, then Adjusted Term CORRA shall be deemed to be the Floor. 1.1.4 “Adjusted Term SOFR” – means, for any Interest Period, the per annum rate equal to the sum of (i) Term SOFR plus (ii) the Applicable Margin plus (iii) 0.10% for Interest Periods of one month, 0.15% for Interest Periods of three months, and 0.25% for Interest Periods of six months, provided that, if the Adjusted Term SOFR as so determined shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor. 1.1.5 “Advance” – means (a) a direct advance by the Lenders to the Borrower by way of a Prime Rate Advance (including a Swingline Advance), a US Base Rate Advance (including a Swingline Advance), a SOFR Advance, (b) a CORRA Advance, (c) the issuance (or deemed issuance) on behalf of the Borrower of a Letter of Credit pursuant to Article 8 and (d) unless the context otherwise requires, a Swingline Advance. 1.1.6 “Affiliate” – shall have the meaning ascribed to such term in the Provisions. 1.1.7 “Agent” or “Administrative Agent” – means The Bank of Nova Scotia, in its capacity as administrative agent for the Lenders pursuant to Section 7.1 of the Provisions and shall include, where the context so requires, the Attorney.

- 4 - 1.1.8 “Agreement” – means this agreement, as it may be amended, supplemented, replaced, restated or otherwise modified from time to time. 1.1.9 “Alithya Canada” – means Alithya Canada Inc. (formerly known as Alithya Group Inc.) and its successors and assigns. 1.1.10 “Anti-Corruption Law” – means the FCPA and any law, rule or regulation of any jurisdiction concerning or relating to bribery or corruption that are applicable to any Obligor or any Subsidiary or Affiliate. 1.1.11 “Anti-Money Laundering Laws” – means any and all laws, statutes, regulations or obligatory government orders, decrees, ordinances or rules applicable to an Obligor or its Subsidiaries related to terrorism financing or money laundering, including any applicable provision of the Patriot Act. 1.1.12 “Applicable Law” – shall have the meaning ascribed to such term in the Provisions. 1.1.13 “Applicable Margin” – means, with respect to the Credit Facility, the annual nominal percentage rates set forth below opposite the applicable Level: [Redacted] provided that, 1.1.13.1 Each Applicable Margin described above shall be determined quarterly on the basis of the Senior Debt to Adjusted EBITDA ratio of the Borrower, determined based on the latest quarterly financial statements and other information of the Borrower submitted to the Agent in accordance with Section 11.4.1, and each such Applicable Margin shall only become applicable twenty (20) days (such date, the “Rate Set Date”) following the date on which such quarterly financial statements and related Compliance Certificate together with the other financial statements hereunder required to be delivered to the Agent are submitted to, and approved by, the Agent pursuant to Section 11.4.1 (collectively, the “Financial Reporting Documents”); 1.1.13.2 if the Borrower fails to furnish to the Agent its financial statements and related Compliance Certificate on a timely basis in accordance with Section 11.4.1, the Applicable Margin shall be increased by 2%; 1.1.13.3 with respect to Prime Rate Advances, US Base Rate Advances and Letters of Credit which are outstanding on any date upon which an increased or reduced Applicable Margin comes into

- 5 - effect, the Borrower and the Agent shall make all appropriate adjustment payments between them to reflect such change; and 1.1.13.4 with respect to CORRA Loans and SOFR Loans which are outstanding on any date upon which an increased or reduced Applicable Margin comes into effect, the Borrower agrees that no modification to the Applicable Margin will be effected until the maturity date of such CORRA Loans or SOFR Loans. 1.1.14 “Arm’s Length” – has the meaning ascribed thereto for the purposes of the Income Tax Act (Canada), as in effect as of the date of this Agreement. 1.1.15 “Assets” – of a Person means any present and future property, rights and assets, real and personal, movable and immovable, corporeal and incorporeal, of such Person of whatever nature and wheresoever situated. 1.1.16 “Asset Disposition” – means, with respect to any Person, any transaction in which such Person sells, conveys, transfers, leases (as lessor) or otherwise disposes of any of its Assets other than in the normal course of its business. 1.1.17 “Attorney” – means the hypothecary representative appointed pursuant to Article 2692 of the Civil Code of Québec and referred to in Section 15.1, and includes its successors and assigns in such capacity. 1.1.18 “Auditors” – means an accounting firm of nationally recognized standing which acts as the auditors of the Borrower. 1.1.19 “Available Commitment” – means, at any time, with respect to the Lenders, the amount at such time of the Total Commitment less the amount of the Loan at such time in CDollars and less the Equivalent Amount in CDollars of the Loan at such time in US Dollars and, with respect to any one Lender, the amount of the Available Commitment multiplied by the Participation of such Lender, subject to any adjustment required pursuant to Section 3.9 to prevent the Participation of the Swingline Lender from exceeding their portion of the Total Commitment. 1.1.20 “Available Tenor” – means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 15.15.4.

- 6 - 1.1.21 “Banking Day” – means a day, other than a Saturday or a Sunday, on which banking institutions in Montreal and Toronto, Canada, are generally open for business and, in the case of any US Base Rate Advance or SOFR Loan, such day must also be a day on which banks are open for business in New York, New York. 1.1.22 “Bank Products” – means any of the following products, services or facilities extended to any Obligor by a Lender or any of its Affiliates, provided that the Agent has received prior written notice of such products, services or facilities: (a) Treasury Management Services, (b) commercial credit card and merchant card services, and (c) other banking products or services as may be requested by the Obligors. 1.1.23 “Bank Product Debt” – means Debt and other obligations of the Obligors relating to Bank Products (excluding, for greater certainty, any Hedging Agreement), which Debt and other obligations shall not exceed an aggregate amount of C$10,000,000 or the Equivalent Amount in another currency (including USDollars) at any time. 1.1.24 “Benchmark” – means, initially, (i) with respect to amounts denominated in CDollars, the Term CORRA Reference Rate or Daily Compounded CORRA, as the case may be, (ii) with respect to amounts denominated in USDollars, the Term SOFR Reference Rate, provided that if a Benchmark Transition Event has occurred with respect to the Term CORRA Reference Rate, Daily Compounded CORRA, Term SOFR Reference Rate, or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 15.15.1. Any reference to “Benchmark” shall include, as applicable, the published component used in the calculation thereof. 1.1.25 “Benchmark Replacement” – means, with respect to any Benchmark Transition Event for any then-current Benchmark, (a) where a Benchmark Transition Event has occurred with respect to Term CORRA Reference Rate, Daily Compounded CORRA; (b) where a Benchmark Transition Event has occurred with respect to Term SOFR Reference Rate, Daily Simple SOFR; and (c) where a Benchmark Transition Event has occurred with respect to a Benchmark other than the Term CORRA Reference Rate or the Term SOFR Reference Rate, as applicable, the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a

- 7 - benchmark rate as a replacement to the then-current Benchmark for syndicated credit facilities in the applicable currency and (ii) the related Benchmark Replacement Adjustment. If the Benchmark Replacement as determined pursuant to clause (a), (b) or (c) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents. 1.1.26 “Benchmark Replacement Adjustment” – means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for syndicated credit facilities denominated in the applicable currency at such time. 1.1.27 “Benchmark Replacement Date” – means the earliest to occur of the following events with respect to the then-current Benchmark for any currency: (a) in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or (b) in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date. For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any

- 8 - Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof). 1.1.28 “Benchmark Transition Event” – means, with respect to the then-current Benchmark for any currency, the occurrence of one or more of the following events with respect to such Benchmark: (a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); (b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Relevant Government Body, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or (c) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative. For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof). 1.1.29 “Benchmark Unavailability Period” – means, with respect to any then-current Benchmark for any currency, the period (if any) (a) beginning at the time that a Benchmark Replacement Date with respect to such Benchmark has occurred if,

- 9 - at such time, no Benchmark Replacement has replaced such Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 15.15 and (d) ending at the time that a Benchmark Replacement has replaced such Benchmark for all purposes hereunder and under any Loan Document in accordance with 15.15. 1.1.30 “Beneficial Ownership Certification” – means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation. 1.1.31 “Beneficial Ownership Regulation” – means 31 C.F.R. § 1010.230. 1.1.32 “BNS” – means The Bank of Nova Scotia and its successors and Eligible Assignees. 1.1.33 “Borrower” – means Alithya Group Inc (formerly known as 9374-8572 Québec Inc.), and includes its successors and permitted assigns. 1.1.34 “Borrowing” – means a utilization by the Borrower of the Credit Facility by way of Advances. 1.1.35 “Branch of Account” – means the branch of the Agent situated at 1002 Sherbrooke Street West, Suite 250, Montreal, Quebec, H3A 3L5, or such other Canadian office or branch of the Agent as the Agent may specify from time to time. 1.1.36 “Business” – means the business of strategy and digital technology consulting services and ancillary lines of business related thereto. 1.1.37 “Canadian Benefit Plan” – means any employee benefit plan maintained or contributed to by any Obligor in virtue of a legal obligation to maintain or contribute to such a plan that is not a Canadian Pension Plan including, without limitation, all profit-sharing, savings, supplemental retirement, retiring allowance, severance, deferred compensation, welfare, bonus, supplementary unemployment benefit plans or arrangements and all life, health, dental and disability plans and arrangements in which the employees or former employees of any Obligor employed in Canada participate or are eligible to participate, but excluding all stock option or stock purchase plans, and any plan maintained by the Government of Canada or the Government of any province of Canada including the Canada Pension Plan, the Quebec Pension Plan, Employment Insurance and workers’ compensation benefit plans. 1.1.38 “Canadian Pension Plan” – means any plan, program, arrangement or understanding that is a pension plan for the purpose of any applicable pension benefits or tax laws of Canada or a province or territory thereof (whether or not registered under any such laws) which is maintained, administered or contributed to by (in virtue of a legal obligation to maintain, administer or contribute to such a plan, program, arrangement or understanding) any Obligor in respect of any Person’s employment in Canada or a province or territory

- 10 - thereof with any Obligor, all related funding agreements and all related agreements, arrangement and understandings in respect of, or related to, any benefits to be provided thereunder or the effect thereof on any other compensation or remuneration of any employee, but does not include the Canada Pension Plan or the Quebec Pension Plan as maintained by the Government of Canada or the Province of Quebec. 1.1.39 “Capital Expenditures” – means, with respect to any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities and including expenditures for Capital Lease Obligations) by the Obligors (net of trade-ins and proceeds of Asset Disposition) during such period which in conformity with IFRS are included in or reflected by “capital expenditures”, “additions to property, plant or equipment” or comparable items (or in intangible accounts subject to amortization) on the consolidated balance sheet of the Borrower for such period. 1.1.40 “Capital Lease Obligations” – means, as to any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) Assets, which obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under IFRS as in effect on the date of this Agreement and, for purposes of this Agreement, the amount of such obligations shall be the capitalized amount thereof, determined in accordance with IFRS as in effect on the date of this Agreement. 1.1.41 “Capital Stock” – means any and all shares (including any preferred shares), interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing, whether voting or non-voting. 1.1.42 “CDollars” and the symbol “C$” – each means lawful money of Canada. 1.1.43 “Change of Control” – means that (a) each of Ghyslain Rivard, Pierre Turcotte and Paul Raymond shall cease to Control collectively at least 30% of the votes attached to the Capital Stock of the Borrower; or (b) the Borrower shall cease to Control 100% of the Capital Stock of each Guarantor. 1.1.44 “Closing Date” – means the date on which this Agreement has been executed and all conditions of lending set forth in Section 10.1 and Section 10.2 shall have been met to the satisfaction of the Agent, the Lenders and Lenders’ Counsel. 1.1.45 “Code” – means the Internal Revenue Code of 1986, as amended, and any successor statute thereto. 1.1.46 “Collateral” – means all of the Assets of the Obligors intended to be subject to a Lien in the manner set forth in Section 12.1.

- 11 - 1.1.47 “Commodity Exchange Act” – means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute. 1.1.48 “Compliance Certificate” – means a certificate of a Responsible Officer of the Borrower delivered to the Agent pursuant to Section 11.4.1.3 substantially in the form of Schedule 1.1.48. 1.1.49 “Conforming Changes” – means, with respect to the use or administration of a Benchmark or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Prime Rate,” “US Base Rate,” the definition of “Banking Day,” the definition of “U.S. Government Securities Banking Day”, the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents). 1.1.50 “Contaminant” – means any pollutants, dangerous or hazardous substances, liquid or solid waste, industrial waste, hauled liquid waste, toxic substances, hazardous wastes or materials or contaminants as defined or dealt with in any Environmental Law. 1.1.51 “Control” – shall have the meaning ascribed to it in the Provisions. 1.1.52 “Controlled Group” – means all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with any US Obligor, are treated as a single employer under Section 414 of the Code. 1.1.53 “Conversion Advance” and “Converted Advance” – shall each have the respective meaning ascribed to such terms in Section 3.7. 1.1.54 “Conversion Date” – means a day which the Borrower has notified the Agent in a Notice of Conversion as the date on which the Borrower will convert Borrowings under the Credit Facility, or a portion thereof, in accordance with Section 3.7.

- 12 - 1.1.55 “CORRA” – means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator). 1.1.56 “CORRA Adjustment” – means, with respect to Term CORRA or Daily Compounded CORRA (a) 0.29547% (29.547 basis points) per annum for an Available Tenor of one-month's duration and (b) 0.32138% (32.138 basis points) per annum for an Available Tenor of three-months' duration. 1.1.57 “CORRA Advances” – means Daily Compounded CORRA Advances and Term CORRA Advances. 1.1.58 “CORRA Loans” – means Daily Compounded CORRA Loans and Term CORRA Loans. 1.1.59 “Credit Facility” – means the committed revolving credit facility in the maximum amount of one hundred and forty million CDollars (C$140,000,000) or the Equivalent Amount in USDollars which the Lenders will make available to the Borrower pursuant to, and in accordance with the terms of, Article 3 and the other provisions of this Agreement. 1.1.60 “Current Accounts” – means collectively (i) the CDollars and USDollars accounts maintained by the Borrower with BNS at the Branch of Account for the purposes of operating the Credit Facility and, (ii) with respect to the Swingline Loan, the CDollars and USDollars accounts maintained by the Borrower with BNS at the Branch of Account. 1.1.61 “Daily Compounded CORRA” means, for any day, CORRA with interest accruing on a compounded daily basis, with the methodology and conventions for this rate (which will include compounding in arrears with a lookback of five (5) Banking Days, or such other period as selected or recommended by the Relevant Governmental Body) being established by the Administrative Agent in accordance with the methodology and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded CORRA for business loans; provided that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion; and provided that if the administrator has not provided or published CORRA and a Benchmark Replacement Date with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA; and provided that if Daily Compounded CORRA as so determined shall be less than the Floor, then Daily Compounded CORRA shall be deemed to be the Floor. 1.1.62 “Daily Compounded CORRA Advance” – means an advance in CDollars that bears interest at a rate based on Adjusted Daily Compounded CORRA.

- 13 - 1.1.63 “Daily Compounded CORRA Loan” – means at any given time during the term of this Agreement the Loan, or that portion of the Loan, which the Borrower has elected, in accordance with this Agreement, to denominate in CDollars and upon which interest is payable on the basis of Adjusted Daily Compounded CORRA. 1.1.64 “Daily Compounded CORRA Loan Portion” – means the amount of the Daily Compounded CORRA Loan or any portion of the Daily Compounded CORRA Loan in respect of which the Borrower has elected an Interest Period or Interest Periods commencing on the same date and having the same duration. 1.1.65 “Daily Simple SOFR” – means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Agent decides that any such convention is not administratively feasible for the Agent, then the Agent may establish another convention in its reasonable discretion. 1.1.66 “Debt” – means all indebtedness of any Obligor and includes, without duplication (in each case, whether such indebtedness is with full or limited recourse): 1.1.66.1 any obligation of any Obligor for borrowed money (other than unsecured intercompany debt); 1.1.66.2 any obligation of any Obligor evidenced by a bond, debenture, note or other similar instrument; 1.1.66.3 any obligation of any Obligor to pay the deferred purchase price of Assets or services, except a trade account payable and current liabilities that arise in the ordinary course of business; 1.1.66.4 the Capital Lease Obligations of any Obligor; 1.1.66.5 any obligation of any Obligor to reimburse any other Person in respect of amounts drawn or drawable under any letter of credit or other guarantee issued or accepted by such other Person, whether contingent or non-contingent; 1.1.66.6 all obligations of any Obligor to purchase, redeem, retire, decrease or otherwise make any payment in respect of any Capital Stock of any Obligor or any other Person; 1.1.66.7 any obligation of any Obligor to purchase securities or other Assets that arises out of or in connection with the sale of the same or substantially similar securities or Assets;

- 14 - 1.1.66.8 any Debt of others secured by a Lien on any Asset of any Obligor; 1.1.66.9 any Debt of others guaranteed by any Obligor; 1.1.66.10 the negative Mark to Market Value of all Hedging Agreements; and 1.1.66.11 Permitted Acquisition Debt Obligations. For greater certainty, deferred compensation to employees of the Borrower or any of its Subsidiaries incurred in the ordinary course of business shall not be considered a Debt. 1.1.67 “Default” – means any event or circumstance which constitutes an Event of Default or which, with the giving of notice or lapse of time or both, would constitute an Event of Default unless cured or waived. 1.1.68 “Defaulting Lender” – means any Lender that (a) has failed to (i) fund all or any portion of its Loans within two (2) Banking Days of the date such Loans were required to be funded hereunder, or (ii) pay to the Agent or any Lender any other amount required to be paid by it hereunder within two (2) Banking Days of the date when due, (b) has notified the Borrower or the Agent in writing that it does not intend to comply with its funding obligations hereunder, (c) has failed, within ten (10) Banking Days after written request by the Agent or the Borrower, to confirm in writing to the Agent and the Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Agent and the Borrower), or (d) has (i) become the subject of a bankruptcy proceeding, or (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or Assets, including the Federal Deposit Insurance Corporation or any other federal or provincial regulatory authority acting in such a capacity; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within Canada or the United States of America or from the enforcement of judgments or writs of attachment on its Assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. 1.1.69 “Distribution” – means any payment in cash or in kind that provides an income (including interest or dividend) or a return on, or constitutes a distribution, redemption or purchase of, the Capital Stock of a Person and the setting apart of Assets for such purpose (other than by way of the issuance of new Capital

- 15 - Stock) to any shareholder, director or officer of an Obligor. For greater certainty, a Distribution shall not include (i) bonuses and long term incentive plans payments paid in the ordinary course of business including for the purpose of any new hire, or (ii) salaries and directors’ attendance tokens paid in the ordinary course of business. 1.1.70 “Drawdown Date” – means (i) a day which the Borrower has notified the Agent in a Notice of Borrowing as the date on which the Borrower requests an Advance in accordance with Section 3.2, or (ii) a day on which the Borrower has requested the issuance of a Letter of Credit in accordance with Section 8.1, or (iii) a day on which a Swingline Lender makes a Swingline Advance. 1.1.71 “Eligible Assignee” – shall have the meaning ascribed to such term in the Provisions. 1.1.72 “Environmental Activity” – means any activity, event or circumstances in respect of a Contaminant including, without limitation, its storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation, or its Release, escape, leaching, dispersal or migration into the natural environment, including the movement through or in the air, land surface or subsurface strata, surface water or groundwater. 1.1.73 “Environmental Claims” – means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, notices of non-compliance or violation, investigations or proceedings relating in any way to any Environmental Law or any environmental permit (hereinafter in this definition, “Claims”) including, without limitation: 1.1.73.1 any and all Claims by Governmental Authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law, and 1.1.73.2 any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief in connection with Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment. 1.1.74 “Environmental Laws” – means any and all Applicable Laws relating to pollution or protection of human health and safety or the environment or any Environmental Activity. 1.1.75 “Equivalent Amount” – means, on any date, the amount in CDollars or USDollars, as the case may be (the “Currency”), which would be obtained on the conversion of an amount in any other currency into the Currency, at the rate published by the Bank of Canada at around 4:30 p.m. (Montreal time) for the

- 16 - purchase of the Currency with such other currency, as quoted or published or otherwise made available by the Bank of Canada on such date; provided that in the event no such rate is published by the Bank of Canada, the Equivalent Amount of one Currency into the other Currency shall be determined by the Agent. 1.1.76 “ERISA” – means the Employee Retirement Income Security Act of 1974 of the United States, as amended from time to time, or any successor statute thereto. 1.1.77 “Event of Default” – means any of the events specified in Section 13.1, provided that any requirement specified therein for the giving of notice, the lapse of time, or both, has been satisfied. 1.1.78 “Excess Availability” – means, as of any date of determination by the Agent, the maximum amount available under the Credit Facility minus the Equivalent Amount in CDollars of all outstanding Loans under the Credit Facility as of the close of business on such date. 1.1.79 “Excluded Swap Obligation” – means, with respect to any US Obligor, any Swap Obligation if, and to the extent that, all or a portion of the Guarantee Agreement of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason not to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the Guarantee of such Guarantor or the grant of such security interest becomes effective with respect to such related Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal. 1.1.80 “FCPA” – means the Foreign Corrupt Practices Act, 15 U.S.C. §§78dd-1, et seq. 1.1.81 “Federal Funds Overnight Rate” – means, for any day, an interest rate per annum (based on a 360 day year and rounding up, if necessary, to the nearest 1/16 of 1%) equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System of the United States of America arranged by federal funds brokers, as published for such day by the Federal Reserve Bank of New York or, if such rate is not published for any day which is a Banking Day, the average of the quotations for such day on such transactions received by the Agent from three (3) federal funds brokers of recognized standing selected by it, provided that in the case of a day which is not a Banking Day, the Federal Funds Overnight Rate for such day shall be the

- 17 - Federal Funds Overnight Rate for the immediately preceding Banking Day, the whole determined in accordance with the Agent’s usual practice. 1.1.82 “Fee Letter” – means the supplemental fee letter agreement between the Agent and the Borrower dated as of the date hereof in connection with the Credit Facility, as it may be amended, supplemented or restated from time to time. 1.1.83 “Fixed Charge Coverage Ratio” – means, for any period, with reference to the Borrower on a consolidated basis, the ratio of (a) Adjusted EBITDA less (i) cash income taxes paid, (ii) Distributions, (iii) Unfunded Capital Expenditures divided by (b) aggregate Interest Expense of the Borrower during such period plus regular scheduled principal repayments on Total Debt during such period plus any principal repayment on Subordinated Debt (other than the IQ Subordinated Debt), but excluding balance of sale and earn-outs as well as any repayment under the IQ Subordinated Debt and any draws or repayments under the IQ Loan Facility. 1.1.84 “Floor” – means the rate per annum of interest equal to 0%. 1.1.85 “FX Agreement” – means each Hedging Agreement entered into between the Borrower and a Lender for the purpose of hedging currency risk incurred by the Borrower in the normal course of its business and not for speculation purposes, the whole in form, substance and content acceptable to such Lender. 1.1.86 “Governmental Authority” – shall have the meaning ascribed to such term in the Provisions. 1.1.87 “Guarantee Agreement” – shall have the meaning ascribed thereto in Section 12.1.1. 1.1.88 “Guarantors” – means collectively all existing and future Subsidiaries (excluding the Non-Guarantor Subsidiaries) of the Borrower as determined by the Lenders, including (i) each Person named on Schedule 1.1.88, (ii) any Person who shall become a Guarantor in accordance with Section 11.1.9, and (iii) any successor of any Guarantor, including any Person resulting from the amalgamation of a Guarantor with another Person. 1.1.89 “Hazardous Materials” – means: 1.1.89.1 any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing levels of polychlorinated biphenyls, and radon gas; 1.1.89.2 any chemicals, materials or substances defined as or included in the definition of “hazardous substances”, “hazardous waste”, “hazardous materials”, “extremely hazardous waste”, “restricted

- 18 - hazardous waste”, “toxic substances”, “toxic pollutants”, “contaminants”, or “pollutants”, or words of similar import, under any applicable Environmental Law, and 1.1.89.3 any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any Governmental Authority; 1.1.90 “Hedging Agreement” – means any agreement or similar arrangement designed to protect against or mitigate the effect of fluctuations in interest rates or currencies or to hedge on the Borrower’s Capital Stock in connection with deferred equity unit compensation program which the Borrower enters into from time to time and which constitutes a Permitted Hedging Agreement. 1.1.91 “IFRS” – means as of any date, the International Financial Reporting Standards, which includes the accounting principles adopted by the International Accounting Standards Board, applied by the Borrower and its Subsidiaries on a basis consistent with the preparation of the Borrower’s most recent financial statements furnished to the Agent pursuant to this Agreement, and subject to the provisions of Section 1.6; 1.1.92 “Interest Expense” – means, with reference to any period, the sum of all interest charges (including imputed interest charges with respect to Capitalized Lease Obligations and all amortization of debt discount and expense) payable by the Borrower during such period, on a consolidated basis, determined in accordance with IFRS. 1.1.93 “Interest Payment Date” – means (a) in respect of any Prime Rate Advance or US Base Rate Advance, as applicable, the last Banking Day of each and every month, and the Maturity Date, (b) in respect of any SOFR Advance, the last day of each Interest Period therefor and, in the case of any Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at three month intervals after the first day of such Interest Period, and the Maturity Date and (c) in respect of the Daily Compounded CORRA Loan or Term CORRA Loan, for each Daily Compounded CORRA Loan Portion or Term CORRA Loan Portion, as applicable the last day of each Interest Period in respect of such Daily Compounded CORRA Loan Portion or Term CORRA Loan Portion and the Maturity Date; provided that, as to any such Advance, (i) if any such date would be a day other than a Banking Day, such date shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day would fall in the next calendar month, in which case such date shall be the next preceding Banking Day and (ii) the Interest Payment Date with respect to any Borrowing that occurs on the last Banking Day of a calendar month (or on a day for which there is no numerically corresponding day in any applicable calendar month) shall be the last Banking Day of any such succeeding applicable calendar month.

- 19 - 1.1.94 “Interest Period” – means: 1.1.94.1 for each Daily Compounded CORRA Loan Portion (a) the first period of approximately one month or three months selected by the Borrower and notified to the Agent in accordance with Section 7.7, which period shall commence on the Drawdown Date or Conversion Date, as the case may be, of such Daily Compounded CORRA Loan Portion, and (b) each of the successive periods of approximately one month or three months in respect of such Daily Compounded CORRA Loan Portion selected by the Borrower and notified to the Agent in accordance with Section 7.7, each of which shall commence on the last day of the immediately preceding Interest Period in respect of such Daily Compounded CORRA Loan Portion; 1.1.94.2 for each Term CORRA Loan Portion (a) the first period of approximately one month or three months selected the Borrower and notified to the Agent in accordance with Section 7.7, which period shall commence on the Drawdown Date or Conversion Date, as the case may be, of such Term CORRA Loan Portion, and (b) each of the successive periods of approximately one month or three months in respect of such Term CORRA Loan Portion selected by such Borrower and notified to the Agent in accordance with Section 7.7, each of which shall commence on the last day of the immediately preceding Interest Period in respect of such Term CORRA Loan Portion; and 1.1.94.3 for each SOFR Loan Portion (a) the first period of approximately one month, three months or six months selected by the Borrower and notified to the Agent in accordance with Section 7.7, which period shall commence on the Drawdown Date or Conversion Date, as the case may be, of such SOFR Loan Portion, and (b) each of the successive periods of approximately one month, three months or six months in respect of such SOFR Loan Portion selected by such Borrower and notified to the Agent in accordance with Section 7.7, each of which shall commence on the last day of the immediately preceding Interest Period in respect of such SOFR Loan Portion. 1.1.95 “Interest Rate Agreement” – means any Hedging Agreement including swap agreement, forward rate agreement, cap agreement, collar agreement or similar agreement or arrangement designed to protect against or mitigate the effect of fluctuations in interest rates which a Lender may enter into with the Borrower from time to time. 1.1.96 “IQ” – means Investissement Québec and its successors and assigns;

- 20 - 1.1.97 “IQ Loan Facility” – means any extension of credit to an Obligor by IQ from time to time for the purpose of financing tax credits for any specific taxation year provided that the aggregate amounts owing and outstanding under such IQ Loan Facility does not exceed C$25,000,000 at any time, each as amended, restated or renewed from time to time. 1.1.98 “IQ Security” – means (i) a deed of movable hypothec on a universality of claims made by Alithya Canada in favour of IQ for an amount of $16,666,667 and registered at the Québec register of personal and movable real rights on November 29, 2021 under number 21-1294444-0001, (ii) a deed of movable hypothec on a universality of claims made by Alithya Canada in favour of IQ for an amount of $19,446,200, plus 20% of such amount, and registered at the Québec register of personal and movable real rights on November 09, 2022 under number 22-1247569-0001, and (iii) each subsequent deed of movable hypothec or other security document granted by any Obligor in favour of IQ strictly to finance an IQ Loan Facility and not the IQ Subordinated Debt. 1.1.99 “IQ Subordinated Debt” – means, collectively, the two subordinated loans in the amount of $10,000,000 each (maximum $20,000,000 in total) granted by IQ to the Borrower under or pursuant to a “convention de prêt amendée et réitérée” dated January 28, 2022, as amended, replaced, restated, supplemented or otherwise modified from time to time, in form and substance reasonably satisfactory to the Lenders and the Agent. 1.1.100 “IQ Subordination Agreement” – means the “convention de subordination et d’atermoiement” dated September 28, 2021 entered into between IQ and the Agent, as amended by an “amendement à la convention de subordination et d’atermoiement” dated January 28, 2022, as further amended, replaced, restated, supplemented or otherwise modified from time to time. 1.1.101 “ISDA Master Agreement” – means the applicable standard Master Agreement of the International Swaps and Derivatives Association, Inc. in effect from time to time and includes all its schedules, credit support annexes and all confirmations documented pursuant thereto. 1.1.102 “Issuing Bank” – has the meaning ascribed to such term in the Provisions. On the date hereof, BNS is an Issuing Bank. 1.1.103 “ITA” – means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended, supplemented or re-enacted from time to time. 1.1.104 “Landlord Agreement” – means a landlord agreement entered into from time to time among the applicable Obligor, the Agent and the landlord of the premises leased by such Obligor where inventory of the Obligor may be situated from time to time, including those landlords who hold or may hold a Lien on any of the Assets of the Borrower or any other Obligor in form and substance reasonably satisfactory to the Agent.

- 21 - 1.1.105 “Leased Premises” – means the real and immovable property listed in Schedule 2.1.12 and any future real or immovable property leased by any of the Obligors, excluding any leases for the use of temporary offices and common spaces shared with other tenants or users. 1.1.106 “Lenders” – means, collectively, all of the banks and other financial institutions named as lenders on the signature pages of this Agreement and other lenders party from time to time hereto and their respective successors and Eligible Assignees who shall have executed an Assignment and Assumption as contemplated by Section 8.2 (F) of the Provisions, and “Lender” means any one of them. For greater certainty, and without limiting the generality of the foregoing, (i) the term “Lender” includes BNS in its capacity as a Swingline Lender and Issuing Bank, and (ii) where any Lender makes Advances available to the Borrowers through a US branch or an Affiliate (including BMO Bank N.A.) of such Lender, then such Lender, along with any US branch or Affiliate, as the case may be, shall collectively be considered as one and the same Lender for all purposes of this Agreement and the other Loan Documents. 1.1.107 “Lenders’ Counsel” – means Borden Ladner Gervais LLP and, in respect of any jurisdiction other than Québec, Ontario, Alberta and British Columbia, such other counsel in such jurisdictions as may be retained as counsel by or on behalf of the Agent and the Lenders. 1.1.108 “Letter of Credit” – means a letter of credit, documentary letter of credit or letter of guarantee issued by an Issuing Bank for the account of the Borrower in accordance with Section 8.1 denominated CDollars, USDollars or any other major currency then offered by such Issuing Bank having a term of up to 364 days and otherwise in form, substance and content acceptable to the Issuing Bank, which is either a standby letter of credit, documentary letter of credit or a letter of guarantee in respect of obligations of the Borrower incurred in the ordinary course of its business, other than for the purpose of guaranteeing obligations of any Person other than the Obligors which are Guarantors at such time. 1.1.109 “Letter of Credit Application” – has the meaning ascribed to such term in Section 8.7.1. 1.1.110 “Letter of Credit Commission” – means the non-refundable commission referred to in the definition of Applicable Margin payable by the Borrower to the Issuing Bank pursuant to Section 8.9. 1.1.111 “Letter of Credit Exposure” – means at a particular time, the sum of (i) the undrawn and unexpired aggregate amount of all Letters of Credit outstanding in CDollars plus the Equivalent Amount in CDollars of all Letters of Credit outstanding in USDollars or any other currency, and (ii) the aggregate amount of drawings under the Letters of Credit in CDollars plus the Equivalent Amount

- 22 - in CDollars of drawings under the Letters of Credit in USDollars or any other currency which have not been reimbursed pursuant to Section 8.8. 1.1.112 “Lien” – means a mortgage, conventional hypothec, legal hypothec, prior claim, pledge, privilege, lien, charge or encumbrance, whether fixed or floating, on, or any security interest in any Asset or a pledge or hypothecation thereof or trust or presumed or deemed trust or any other mechanism or right benefiting the holder thereof or any conditional sale agreement or other title retention agreement or equipment trust relating thereto or any Capital Lease Obligation for which a Lien is registered. 1.1.113 “Loan” – means, at any time, the aggregate amount of all Advances, including Conversion Advances, outstanding at such time in CDollars or USDollars by way of Prime Rate Loans, US Base Rate Loans, CORRA Loans and SOFR Loans, plus the amount of the Letter of Credit Exposure. 1.1.114 “Loan Documents” – means, collectively, this Agreement, the Security Documents, the negative pledge agreement referred to in Section 12.1.3, the Permitted Hedging Agreements, the ISDA Master Agreement for any Permitted Hedging Agreement, the Letter of Credit Applications, and all other documents, instruments and agreements executed and delivered by any Obligor in connection with this Agreement or the Credit Facility, any Permitted Hedging Agreement, any Borrowing, any Bank Products or otherwise referred to or contemplated under or by this Agreement. 1.1.115 “Loss” or “loss” – means any loss, including any expense, cost, damage, penalty, fine, liability or obligation, which results or may result, directly or indirectly, from any event, fact or circumstance or series of events, facts or circumstances. 1.1.116 “Majority Lenders” – means at any time (including after the occurrence of any Event of Default): 1.1.116.1 if there are three (3) Lenders or less, all the Lenders; or 1.1.116.2 if there are more than three (3) Lenders, the Lenders holding at least 66 ⅔% of the aggregate amount of the Total Commitment at such time. 1.1.117 “Mark to Market Value” – means on any day with respect to any Permitted Hedging Agreement, the amount determined by the counter-party of the Borrower under such Permitted Hedging Agreement, using the standard methodology of such counter-party, as being the mark-to-market value of such Permitted Hedging Agreement as of such day. 1.1.118 “Material Adverse Effect” – means a material adverse effect on (i) the ability of the Borrower or any other Obligor to perform and discharge its Obligations under this Agreement or any of the other Loan Documents, (ii) the Agent or any

- 23 - Lender’s ability to enforce its rights under this Agreement or any of the other Loan Documents, or (iii) the business, operations, prospects, Assets or financial condition of the Borrower or of the other Obligors taken as a whole. 1.1.119 “Material Contract” – means the contracts listed in Schedule 1.1.119 and any other contract related to the Business to which any Obligor is a party that, if terminated and not replaced, would have a Material Adverse Effect to a level which would prevent the Borrower to carry on its Business, taken as a whole, as a going concern, as each may hereafter be amended, supplemented, replaced or restated from time to time. 1.1.120 “Maturity Date” – means April 1st, 2026, or such other date thereafter as may be agreed pursuant to an extension under Section 5.1, or such earlier date on which the Credit Facility is terminated pursuant to Section 13.2. 1.1.121 “Minimum Liquidity Amount” – means an amount corresponding to the Excess Availability plus cash held in the Bank of Nova Scotia’s accounts and other financial institutions for which a satisfactory deposit account control agreement in favor of the Agent has been put in place. 1.1.122 “Minor Title Defects” – means title defects, zoning restrictions, servitudes or other restrictions or title irregularities which are of a minor nature and in the aggregate will not substantially impair the use of the property affected by such title defect or irregularity for the purposes for which it is held by the owner thereof, nor substantially diminish any Lien for the benefit of the Agent and the Lenders thereon. 1.1.123 “Multiemployer Plan” – means a multiemployer plan defined as such in Section 3(37) of ERISA to which contributions have been made by any Obligor or any ERISA Affiliate and which is covered by Title IV of ERISA. 1.1.124 “Net Income” – means, with reference to any period, the net income (or net loss) of the Borrower for such period as computed on a consolidated basis in accordance with IFRS. 1.1.125 “Non-Guarantor Subsidiaries” – means collectively (i) Alithya Consulting USA Inc., Alithya France SAS, SWI Systems, LLC, Alithya Travercent LLC, Alithya IT Services Inc., Alithya Numérique Maroc SARLAU, 9466-6997 Québec Inc., Datum Consulting Group Australia Pty Limited, Datum Consulting Grup S.R.L., Datum Solutions DOO (Serbia), DCG Spain, S.L.U., DCG UK Limited, Datum Cybertech India Pvt Ltd., Datum Solutions DOO (Montenegro), 9467-8778 Québec Inc., and (ii) any future Subsidiary of the Borrower specifically designated by the Borrower as a Non Guarantor Subsidiary provided that the Borrower remains at all times in compliance with the covenant set forth in Section 11.1.12. 1.1.126 “Notice of Borrowing” – means a notice addressed to the Agent in substantially the form of Schedule 1.1.126 specifying, in respect of a proposed Borrowing

- 24 - the Drawdown Date, the amount, the proposed currency and for a CORRA Advance or a SOFR Advance, the initial Interest Period. 1.1.127 “Notice of Conversion” – means an irrevocable notice delivered by the Borrower pursuant to Section 3.7 substantially in the form of Schedule 1.1.127. 1.1.128 “Notice of Optional Repayment” – means an irrevocable notice delivered by the Borrower pursuant to Section 6.3.1 in substantially the form of Schedule 1.1.128 with respect to the Credit Facility. 1.1.129 “Obligations” – means in respect of the Obligors, in each case whether now existing or hereafter arising, the aggregate outstanding principal of and interest on the Loans (including, for greater certainty, the Swingline Loan), all obligations under Permitted Hedging Agreements, all interest accrued and to accrue thereon and all other amounts owing or which may become owing by the Obligors, or any one or more of them, to the Agent and the Lenders, or any one or more of them, or any of their respective Affiliates, under or pursuant to this Agreement, the other Loan Documents and the Bank Product Debt including, without limitation, fees, expenses, indemnities and contingent liabilities, and all covenants and other obligations of the Obligors, or any one or more of them, to the Agent and the Lenders, or any one or more of them, under or pursuant to this Agreement, the other Loan Documents and the Bank Product Debt; provided, however, that, with respect to any US Obligor, Obligations guaranteed by such Guarantor shall exclude all Excluded Swap Obligations. 1.1.130 “Obligors” – means collectively the Borrower and the Guarantors, and “Obligor” means any one of them. 1.1.131 “OFAC” – means The Office of Foreign Assets Control of the U.S. Department of the Treasury. 1.1.132 “Optional Repayment Date” – means a day on which the Borrower has notified the Agent in a Notice of Optional Repayment as the date on which the Borrower shall repay Borrowings under the Credit Facility in accordance with Section 6.3.1. 1.1.133 “Participant” – has the meaning specified in Section 9.4 of the Provisions. 1.1.134 “Participation” – of a Lender means the percentage of the Total Commitment indicated opposite its name in Schedule 1.1.188 with respect to the Credit Facility, as it may be adjusted pro rata or otherwise further to an assignment or otherwise or, as the context requires, the amount of such Participation in any Advance or in any repayment thereof. For the purposes of the calculation set forth in Section 3.9.2, the Participation of the Swingline Lender shall be deemed to include the Swingline Limit.

- 25 - 1.1.135 “Patriot Act” – means the USA Patriot Act (Title III of Pub. L. 107 56 (signed into law October 26, 2001)). 1.1.136 “PBGC” – means the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions under ERISA. 1.1.137 “Permitted Acquisition” – [Redacted] 1.1.138 “Permitted Acquisition Debt Obligations” – unsecured Debt of any Obligor, by way of balances of sale or earn-out obligations, incurred or assumed pursuant to a Permitted Acquisition, but, with respect to earn-out obligations, only to the extent such amounts are due and payable. 1.1.139 “Permitted Debt” – means, at any time, any one or more of the following: 1.1.139.1 the Obligations; 1.1.139.2 Debt of the Borrower or any Subsidiary to any Subsidiary and Debt of any Subsidiary to the Borrower or any other Subsidiary; 1.1.139.3 guarantees by the Borrower of Debt of a Subsidiary or guarantees by a Subsidiary of Debt of the Borrower or a Subsidiary, with respect, in each case, to Debt otherwise permitted hereunder; 1.1.139.4 Capital Lease Obligations, Purchase Money Mortgage Debt and other Debt secured by Permitted Liens and any renewals, extensions, refinancing and refundings in respect of such Debt and Debt contracted for the purchase of real estate, in whole or in part, in an aggregate amount not exceeding C$10,000,000 at any time; 1.1.139.5 unsecured Debt of any Obligor incurred or assumed pursuant to a Permitted Acquisition, including balances of sale or earn-out obligations, and in particular, the balance of sale in the amount of $4,100,000 owed by Alithya Canada Inc. to the former shareholders of Alithya Digital Technology Corporation; 1.1.139.6 Debt under any IQ Loan Facility; 1.1.139.7 Debt representing the net negative Mark to Market Value under Permitted Hedging Agreements; 1.1.139.8 Debt of a Subsidiary of the Borrower acquired pursuant to a Permitted Acquisition (or Debt assumed at the time of a Permitted Acquisition where such Debt is secured by all or any part of the assets that are being purchased pursuant to such Permitted Acquisition); provided, that such Debt was not

- 26 - incurred in connection with, or in anticipation or contemplation of, such Permitted Acquisition and that such Debt does not exceed an aggregate amount of $5,000,000 at any time; 1.1.139.9 Subordinated Debt; and 1.1.139.10 Debt consisting of the financing of insurance premiums in the ordinary course of business provided that such Debt does not exceed an aggregate amount of $1,000,000 at any time. 1.1.140 “Permitted Hedging Agreement” – means any Hedging Agreement entered into between the Borrower and any Permitted Hedge Provider. 1.1.141 “Permitted Hedge Provider” – means any Lender which is a party from time to time to this Agreement or any of its Affiliates. 1.1.142 “Permitted Liens” – means, as at any time, any one or more of the following: 1.1.142.1 reservations in any original grants from the Crown or the United States of America or any state thereof of any land or interest therein, statutory exceptions to title and reservations of mineral rights (including coal, oil and natural gas) in any grants from the Crown or the United States of America or any state thereof or from any other predecessors in title; 1.1.142.2 servitudes or easements of rights of way, aspect, noise or for purposes of public utility, or for encroachments, rights of view or otherwise, including, without in any way limiting the generality of the foregoing, the sewers, drains, gas and water mains, steam transport, electric light and power or telephone and telegraph conduits, poles and cables, pipelines, rail tracks or zoning restrictions affecting the use of the immovable or real Assets of an Obligor which will not materially or adversely impair the use for which any one of the immovable or real Assets of such Obligor is intended nor substantially diminish any Liens thereon; 1.1.142.3 any Lien for taxes, assessments or other governmental charges or levies not yet due or, if due, the validity of which is being Properly Contested; 1.1.142.4 any Lien resulting from any judgment rendered or claim filed against an Obligor, provided such Lien secures an obligation which is being Properly Contested; 1.1.142.5 any Lien of any craftsman, workman, builder, contractor, supplier of materials, architect, engineer or subcontractor or any other similar Lien related to the construction or the renovation

- 27 - of any Asset, provided that such Lien secures an obligation of an Obligor which is being Properly Contested; 1.1.142.6 Minor Title Defects; 1.1.142.7 the pledges or deposits of cash or securities made pursuant to Applicable Laws relating to workmen’s compensation, employment insurance, social security or similar Applicable Laws, or deposits of cash made in good faith in connection with offers, tenders, leases or contracts (excluding, however, the borrowing of money or the repayment of money borrowed) and deposits of cash or securities in order to secure, or in lieu of, appeal, surety or custom bonds or bonds required in respect of judicial proceedings, performance obligations or other obligations of a like nature incurred in the ordinary course of business; 1.1.142.8 undetermined or inchoate Liens arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given in accordance with Applicable Law or which, although filed or registered, relate to obligations not due or delinquent; 1.1.142.9 the rights reserved to or vested in municipalities or Governmental Authorities by statutory provisions or by the terms of leases, licences, franchises, grants or permits, which affect any land, to terminate any such leases, licences, franchises, grants or permits or to require annual or other payments as a condition to the continuance thereof; 1.1.142.10 securities to public utilities or Governmental Authorities when required by the utility or Governmental Authority in connection with the supply of services or utilities to an Obligor in the operation of its business, and securities granted as part of any refundings or renewals thereof; 1.1.142.11 any Purchase Money Mortgage and any Lien granted as part of any refunding or renewal of the outstanding amount secured by such a Purchase Money Mortgage, provided such Lien is restricted to the same collateral and the obligations of any Obligor under such Purchase Money Mortgage are permitted under this Agreement; 1.1.142.12 any conditional or instalment sales agreement or other title retention agreement (including any capital lease) with respect to Assets of an Obligor acquired after the date of this Agreement,

- 28 - provided the obligations of any Obligor under such conditional or instalment sales agreement or other title retention agreement are permitted under this Agreement; 1.1.142.13 the Liens in favor of the United States of America covering allocated supplies and materials and work-in-process which arise in the ordinary course of business from progress payments or partial payments under United States government contracts or subcontracts thereunder; 1.1.142.14 the Liens described in Schedule 1.1.142.14; 1.1.142.15 the IQ Security provided that such IQ Security is subject to a cession of rank agreement between IQ and the Agent, on terms satisfactory to the Agent, acting reasonably, pursuant to which the Liens in favour of the Agent arising under the Security Documents will rank ahead of the IQ Security in respect of all Collateral other than tax credits and proceeds therefrom which are financed by an IQ Loan Facility; 1.1.142.16 the Liens for the benefit of the Agent and the Lenders granted pursuant to the Security Documents; 1.1.142.17 licenses, sublicenses, leases or subleases granted to other Persons not materially interfering with the conduct of the business of the Borrower or any of its Subsidiaries; 1.1.142.18 customary Liens in favor of banking institutions encumbering deposits (including the right of set-off) held by such banking institutions incurred in the ordinary course of business; 1.1.142.19 Liens in favour of customers of any Obligor or their respective Subsidiaries granted to secure obligations under a contract between such customer and such Obligor or Subsidiary thereof, provided that the property charged by such security is limited to (a) the present and future movable and personal property of such Obligor or Subsidiary thereof which are goods, inventory, intellectual property and work in progress to be delivered to the customer under the related contract, the value of which does not exceed the monies paid by the customer under the related contract, and all insurance proceeds and other proceeds relating thereto and (b) rights under subcontracts related to such contract and (c) monetary claims of such customer against such Obligor corresponding to amounts deposited by such customer and remitted to such Obligor in connection with the related contract, and provided that any such Liens shall rank at all times after the Liens created pursuant to the Security Documents; and

- 29 - 1.1.142.20 Liens in the aggregate amount not to exceed C$5,000,000 per Permitted Acquisition to the extent such Liens guarantee the Permitted Debt described at Section 1.1.139.8. 1.1.143 “Person” – shall have the meaning ascribed to such term in the Provisions. 1.1.144 “Plan” – means any employee pension benefit plan covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code that either (a) is maintained by a member of the Controlled Group for employees of a member of the Controlled Group or (b) is maintained pursuant to a collective bargaining agreement or any other arrangement under which more than one employer makes contributions and to which a member of the Controlled Group is then making or accruing an obligation to make contributions or has within the preceding five plan years made contributions. 1.1.145 “Prime Rate” –means, at any time the aggregate of (a) the rate of interest per annum equal to the higher of (i) the fluctuating annual rate of interest established by the Agent as the reference rate of interest it will use at such time to determine interest rates for loans in Canadian dollars to its Canadian commercial borrowers in Canada and designated as its prime rate; and (ii) the annual rate of interest established by the Agent to be the Adjusted Term CORRA having a one (1) month maturity in effect on such day plus 1.00% (provided that if the sum of items (i) and (ii) above shall be less than the Floor, then it shall be the Floor) plus (b) the Applicable Margin; in each case adjusted automatically with each change in such rate or the Applicable Margin, all without the necessity of any notice to the Borrower or any other Person. 1.1.146 “Prime Rate Advance” – means an Advance in CDollars to which the Prime Rate is applicable. 1.1.147 “Prime Rate Basis” – means the calculation of interest as provided under Section 7.1 and Section 7.2. 1.1.148 “Prime Rate Loan” – means at any time the Loans, or that portion of the Loans, upon which interest is payable at the Prime Rate. 1.1.149 “Proceeds” of any Asset means any identifiable or traceable Asset, in any form whatsoever, derived directly or indirectly from the disposition, realization or other transaction involving such Asset or the proceeds thereof, including any payment made as an indemnity or reimbursement for the loss of or damage to such Asset or the proceeds thereof. 1.1.150 “Properly Contested” – means, with respect to any obligation of an Obligor, (a) such obligation is subject to a bona fide dispute regarding the amount or the Obligor’s liability to pay, (b) the obligation is being properly contested in good faith by appropriate proceedings promptly instituted and diligently pursued, (c) appropriate reserves have been established in accordance with IFRS, (d) non-payment could not reasonably be expected to have a Material Adverse

- 30 - Effect, (e) no Lien is imposed on Assets of the Obligor, unless bonded and stayed to the satisfaction of Agent, and (f) if the obligation results from the entry of a judgment or other order, such judgment or order is stayed pending appeal or other judicial review. 1.1.151 “Provisions” – shall have the meaning ascribed to such term in Schedule 15.12. 1.1.152 “Purchase Money Mortgage” – means: 1.1.152.1 any Lien created, issued or assumed after the date of this Agreement to secure Debt not in excess of the value of the underlying Asset granted as security as a part of, or issued or incurred to provide funds to pay, the purchase price of any real or immovable Asset or personal or movable Asset, provided that such Lien is limited to the Asset so acquired and is created, issued or assumed substantially concurrently with the acquisition of such Asset; and 1.1.152.2 any renewal, refunding or extension of any such Lien securing Debt in a principal amount not in excess of the unpaid principal amount of the Debt secured thereby immediately prior to such renewal, refunding or extension. 1.1.153 “QBCA” – means, collectively, the Business Corporations Act (Québec), R.S.Q., s-31.1 and the regulations made thereunder. 1.1.154 “Reimbursement Obligation” – means the obligations of the Borrower to reimburse the Issuing Bank pursuant to Section 8.8. 1.1.155 “Release” – means discharge, spray, inject, inoculate, abandon, deposit, spill, leak, seep, pour, emit, empty, throw, dump, place and exhaust, and when used as a noun has a similar meaning. 1.1.156 “Relevant Governmental Body” – means (a) with respect to a Benchmark Replacement in respect of CDollars, the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto and (b) with respect to a Benchmark Replacement in respect of USDollars, the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto. 1.1.157 “Responsible Officer” – means, with respect to any Person, the president, the chief executive officer, an executive vice president, the chief financial officer, the treasurer or the secretary of such Person or, in the case of a limited partnership, of its general partner, provided that, with respect to financial matters, means the chief financial officer or the treasurer of such Person.

- 31 - 1.1.158 “Sanctions” – means any and all economic or financial sanctions, sectoral sanctions, secondary sanctions, trade embargoes and anti-terrorism laws, including but not limited to those imposed, administered or enforced from time to time by the U.S. government (including those administered by OFAC or the U.S. Department of State), the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority with jurisdiction over any Lender, the Borrower or any of its Subsidiaries or Affiliates. 1.1.159 “Sanctioned Country” – means at any time, a country or territory which is itself the subject or target of any Sanctions (including, as of the Closing Date, Cuba, Iran, North Korea, Sudan, Syria, Russia and Crimea). 1.1.160 “Sanctioned Person” – at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC (including, without limitation, OFAC’s Specially Designated Nationals and Blocked Persons List and OFAC’s Consolidated Non-SDN List), the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person owned or controlled by any such Person or Persons described in clauses (a) and (b), including a Person that is deemed by OFAC to be a Sanctions target based on the ownership of such legal entity by Sanctioned Person(s). 1.1.161 “Securities Account” – has the meaning set out in An Act respecting the transfer of securities and the establishment of security entitlements (Québec). 1.1.162 “Security Documents” – means collectively the agreements and instruments contemplated in Section 12.1, all amendments, supplements, restatements and other modifications thereof, and each other agreement or writing pursuant to which an Obligor grants a Lien to or for the benefit of the Agent and the Lenders, or any of them, alone or together with any other Person, on any of its Assets, in each case to secure all or part of the Obligations. 1.1.163 “Senior Debt” – means, at any time, with respect to the Borrower on a consolidated basis, its Total Debt less any Subordinated Debt, less amounts owing in respect of Permitted Acquisition Debt Obligations and less any cash and cash equivalents not exceeding the sum of C$15,000,000 and held in any Current Account or in any other deposit account maintained by the Borrower in respect of which the account bank has executed an account control agreement in favor of the Agent in form and substance acceptable to the Agent. Notwithstanding the above, any balance of sale and earn-outs and the IQ Subordinated Debt shall be included in the Senior Debt starting on the first day of the sixth month preceding (x) such balance of sale or earn-out becoming due and payable and (y) the maturity of such IQ Subordinated Debt.

- 32 - 1.1.164 “SOFR” – means a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate). 1.1.165 “SOFR Advance” – means an advance in USDollars to which Adjusted Term SOFR is applicable pursuant to Section 3.2. 1.1.166 “SOFR Loan” – means, at any time during the term of this Agreement, the Loans, or that portion of the Loans, which the Borrower has elected, in accordance with the requirements of this Agreement, to denominate in USDollars and upon which interest is payable at Adjusted Term SOFR. 1.1.167 “SOFR Loan Portion” – means the amount of the SOFR Loan, or any portion of the SOFR Loan, in respect of which the Borrower has selected an Interest Period commencing on the same date and having the same duration. 1.1.168 “Solvent” – means, when used with respect to any Person, that: 1.1.168.1 the aggregate of such Person’s Assets is, at a fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would be sufficient, to enable payment of all such Person’s obligations and liabilities (including contingent liabilities), due and accruing due; 1.1.168.2 such Person is able to meet its obligations generally as they become due; 1.1.168.3 such Person has not ceased paying its current obligations in the ordinary course of business generally as they become due; 1.1.168.4 such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond its ability to pay the same as they mature; 1.1.168.5 such Person is not engaged, and is not about to engage, in business or a transaction for which its Assets would constitute an unreasonably small capital; and 1.1.168.6 such Person is otherwise solvent under Applicable Law. 1.1.169 “Standby Fee” – means any standby fee payable pursuant to Section 7.10. 1.1.170 “Subordinated Debt” – of a Person means indebtedness of such Person for borrowed money, which is validly and effectively subordinated and postponed in right of payment of principal, interest and premium if any, to the payment in full of all amounts owing from time to time under or pursuant to the Obligations by way of an agreement in form and substance satisfactory to the Agent and the

- 33 - Lenders. The IQ Subordinated Debt shall be considered Subordinated Debt for this Agreement. 1.1.171 “Subsidiary” – means any Person which now or hereafter is Controlled, directly or indirectly, by the Borrower, and “Subsidiary” of any other Person means another Person controlled by that Person. 1.1.172 “Swap Obligation” – means, with respect to any US Obligor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act. 1.1.173 “Swingline Advance” – means, with respect to the Borrower, the creation or the increase of any overdraft in its Current Accounts, as provided in Section 3.9. 1.1.174 “Swingline Availment” – means, at any time, the aggregate of all amounts debited to the Current Accounts (including, without limitation, cheques, transfers, withdrawals, interest, costs, charges and fees) in excess of the aggregate of all amounts credited to the Current Accounts. 1.1.175 “Swingline Lender” – means collectively BNS and its successors and Eligible Assignees in such capacity. 1.1.176 “Swingline Limit” – means the sum of five million Canadian Dollars (C$5,000,000) or the Equivalent Amount in USDollars. 1.1.177 “Swingline Loan” – means the swingline loan not exceeding the Swingline Limit which the Swingline Lender will make available to the Borrower pursuant to, and in accordance with, Section 3.9. 1.1.178 “Tax” – shall have the meaning ascribed to such term in the Provisions. 1.1.179 “Term CORRA” – means, for any calculation with respect to a Term CORRA Loan, the Term CORRA Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term CORRA Determination Day”) that is two (2) Banking Days prior to the first day of such Interest Period, as such rate is published by the Term CORRA Administrator; provided, however, that if as of 1:00 p.m. (Montreal time) on any Periodic Term CORRA Determination Day the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Canadian Benchmark Replacement Date with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first preceding Banking Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first preceding Banking Day is not more than three (3) Banking Days prior to such Periodic Term CORRA Determination Day.

- 34 - 1.1.180 “Term CORRA Administrator” – means Candeal Benchmark Administration Services Inc., TSX Inc., or any successor administrator. 1.1.181 “Term CORRA Advance” – means an Advance in CDollars to which the Adjusted Term CORRA is applicable. 1.1.182 “Term CORRA Loan” – means at any given time during the term of this Agreement, the Loans, or that portion of the Loan, upon which interest is payable at the Adjusted Term CORRA. 1.1.183 “Term CORRA Loan Portion” – means the amount of the Term CORRA Loan, or any portion of the Term CORRA Loan, in respect of which a Borrower has selected an Interest Period commencing on the same date and having the same duration. 1.1.184 “Term CORRA Reference Rate” – means the forward looking term rate based on CORRA. 1.1.185 “Term SOFR” – means, for the applicable Interest Period, the Term SOFR Reference Rate on the day (such day, the “Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business days prior to, in the case of SOFR Advances, the first day of such applicable Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for such applicable Interest Period has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business days prior to such Term SOFR Determination Day, provided, that if Term SOFR determined as provided above shall ever be less than the Floor, then Term SOFR shall be deemed to be the Floor. 1.1.186 “Term SOFR Administrator” – means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Agent in its reasonable discretion). 1.1.187 “Term SOFR Reference Rate” – means the per annum forward-looking term rate based on SOFR. 1.1.188 “Total Commitment” – means, at any time, the aggregate of the amounts set opposite each Lender’s name in Schedule 1.1.188 representing the respective portion of the Total Commitment of each Lender, less any amount by which it shall have been cancelled, terminated or reduced pursuant to this Agreement,

- 35 - as it may be adjusted pro rata or otherwise further to an assignment or otherwise. 1.1.189 “Total Debt” – means, at any time, with respect to the Borrower on a consolidated basis, the sum of all its Debt (including, for greater certainty, (i) amounts owing and outstanding under any IQ Loan Facility, (ii) Subordinated Debt, and (iii) amounts owing in respect of Permitted Acquisition Debt Obligations) and less any cash and cash equivalents not exceeding the sum of C$15,000,000 held in any Current Account or in any other deposit account maintained by the Borrower in respect of which the account bank has executed an account control agreement in favor of the Agent in form and substance acceptable to the Agent. 1.1.190 “Treasury Management Services” – means any treasury or cash management services provided from time to time by the Lenders or any of their Affiliates to the Borrower or any of its Subsidiaries including automatic clearinghouse, controlled disbursements, depository, electronic funds transfer, information reporting, lockbox, stop payment, overdraft, return items, interstate depository network, netting and/or wire transfer services. 1.1.191 “Unadjusted Benchmark Replacement” – means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment. 1.1.192 “Unfunded Capital Expenditures” – means, with respect to any period, the sum (without duplication) of all capital expenditures made by a Person during such period, where such expenditures are not funded (either in whole or in part) by way of a capital lease, equipment loan or for which no long term debt is assumed to finance such expenditure. For greater certainty, capital expenditures financed by the Credit Facility are considered unfunded. 1.1.193 “Unfunded Vested Liabilities” – means, for any Plan at any time, the amount (if any) by which the present value of all vested nonforfeitable accrued benefits under such Plan exceeds the fair market value of all Plan assets allocable to such benefits, all determined as of the then most recent valuation date for such Plan, but only to the extent that such excess represents a potential liability of a member of the Controlled Group to the PBGC or the Plan under Title IV of ERISA. 1.1.194 “US Base Rate” – means at any time the aggregate of (a) the rate of interest per annum equal to the higher of (i) the variable annual rate of interest established by the Agent from time to time as being the reference rate of interest it will use at such time in Canada to determine rates of interest on USDollar commercial loans to Canadian residents in Canada and designated at its US base rate, and (ii) the Federal Funds Overnight Rate plus one-half of one percent (0.5%) per annum, plus (b) the Applicable Margin; in each case adjusted automatically with each change in such established, quoted or published rate or the Applicable

- 36 - Margin, all without the necessity of any notice to the Borrower or any other Person. 1.1.195 “US Base Rate Advance” – means an Advance in USDollars to which the US Base Rate is applicable. 1.1.196 “US Base Rate Loan” – means at any time the Loans, or that portion of the Loans, which the Borrower has elected or is deemed to have elected to denominate in USDollars and upon which interest is payable at the US Base Rate. 1.1.197 “USDollars” and the symbol “US$” – each means the lawful money for the time being of the United States of America in same day immediately available funds or, if such funds are not available, the form of money of the United States of America which is customarily used in the settlement of international banking transactions on that day. 1.1.198 “US Obligors” – means any Obligor organized and existing under the laws of any United States jurisdiction. 1.1.199 “U.S. Government Securities Business Day” – means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities. 1.1.200 “Welfare Plan” – means a “welfare plan” as defined in Section 3(1) of ERISA. 1.1.201 “written” or “in writing” – shall include printing, typewriting, or any electronic means of communication capable of being visibly reproduced at the point of reception including telecopier and electronic data interchange. 1.2 Computation of Time Periods In this Agreement, in the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”. 1.3 Headings and Table of Contents The headings of Articles and Sections and the table of contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. 1.4 References Unless otherwise specified or the context otherwise requires, all references to Sections, Articles and Schedules are to Sections, Articles and Schedules in this Agreement.

- 37 - 1.5 Singular and Plural; Gender In this Agreement, where the context admits, the singular includes the plural and vice versa; and gender is used as a reference term only and applies with the same effect whether the parties are of masculine or feminine gender, corporate or other form. 1.6 Generally Accepted Accounting Principles Unless otherwise specifically provided herein, any accounting term used in this Agreement shall have the meaning customarily given such term in accordance with IFRS and all financial computations hereunder shall be computed in accordance with IFRS consistently applied. That certain items or computations are explicitly modified by the phrase “in accordance with IFRS” shall in no way be construed to limit the foregoing. If any “Accounting Changes” (as defined below) occur and such changes result in a change in the calculation of the financial covenant set forth in Section 11.2, standards or terms used in this Agreement or any other Loan Documents, then the Borrower, the Agent and the Lenders agree to enter into negotiations in good faith in order to amend such provisions of this Agreement or such other Loan Documents so as to equitably reflect such Accounting Changes with the desired result that the criteria for evaluating the financial condition of any Obligor shall be substantially the same after such Accounting Changes as if such Accounting Changes had not been made; provided, however, that the agreement of the Majority Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders. “Accounting Changes” means (i) changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Canadian Institute of Chartered Accountants (or successor thereto or any agency with similar functions), (ii) changes in accounting principles concurred in by the Borrower’s independent chartered accountants, and (iii) the reversal of any reserves established as a result of purchase accounting adjustments. All such adjustments resulting from expenditures made subsequent to the date of this Agreement (including capitalization of costs and expenses or the payment of liabilities incurred prior to the date of this Agreement) shall be treated as expenses in the period the expenditures are made and deducted as part of the calculation of Adjusted EBITDA in such period. If the Agent, the Borrower and the Majority Lenders agree upon the required amendments (and all other Obligors shall be deemed to agree to such amendments so agreed to by the Borrower), then after appropriate amendments have been executed and the underlying Accounting Change with respect thereto has been implemented, any reference to IFRS contained in this Agreement or in any other Loan Documents shall, only to the extent of such Accounting Change, refer to IFRS, consistently applied after giving effect to the implementation of such Accounting Change. Until such time as the Agent, the Borrower and the Majority Lenders agree upon the required amendments, all financial statements delivered and all calculations of financial covenants and other standards and terms in accordance with this Agreement and the other Loan Documents shall be prepared, delivered and made without regard to the underlying Accounting Change. 1.7 Rateable Portion of Accommodations References in this Agreement to “on a pro rata basis”, “shared by each Lender pro rata” or similar expressions shall mean and refer to a rateable portion or share as nearly as may be rateable in the circumstances, as determined in good faith by the Agent. Each such determination by the Agent shall be prima facie evidence of such rateable share.

- 38 - 1.8 Incorporation of Exhibits and Schedules The exhibits and schedules attached hereto shall, for all purposes hereof, form an integral part of this Agreement. 1.9 Divisions For all purposes under the Loan Documents, in connection with any division or plan of division: (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its equity interests at such time. 1.10 Rates The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Prime Rate, US Base Rate, the Term CORRA Reference Rate, Adjusted Term CORRA, Term CORRA, Daily Compounded CORRA, Adjusted Daily Compounded CORRA, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Prime Rate, US Base Rate, the Term CORRA Reference Rate, Adjusted Term CORRA, Term CORRA, Daily Compounded CORRA, Adjusted Daily Compounded CORRA, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of the Prime Rate, US Base Rate, the Term CORRA Reference Rate, Adjusted Term CORRA, Term CORRA, Daily Compounded CORRA, Adjusted Daily Compounded CORRA, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain the Prime Rate, US Base Rate, the Term CORRA Reference Rate, Adjusted Term CORRA, Term CORRA, Daily Compounded CORRA, Adjusted Daily Compounded CORRA, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR or any other Benchmark, or any component definition thereof or rates referred to in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

- 39 - ARTICLE 2 REPRESENTATIONS AND WARRANTIES 2.1 Representations and Warranties Each Obligor represents and warrants to each Lender and the Agent, acknowledging and confirming that each Lender and the Agent are relying thereon in entering into this Agreement and providing accommodations hereunder, that: 2.1.1 Organization: it is duly incorporated or constituted, as applicable, organized and validly existing and in good standing under the laws of its jurisdiction of incorporation or organization; 2.1.2 Power: it is duly authorized to do business wherever the nature of its material Assets or activities requires authorization, and has the power and authority and all governmental licences, authorizations, consents, registrations and approvals required to (i) own and lease its Assets and to conduct the Business, and (ii) enter into and perform its obligations under this Agreement and the other Loan Documents to which it is a party; 2.1.3 Validity and Enforceability: each of this Agreement and the other Loan Documents to which it is a party has been duly authorized by all necessary actions (corporate or otherwise) and constitutes valid and legally binding obligations of it enforceable against it in accordance with its terms, except to the extent such enforcement may be restricted by any applicable bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally and subject to the discretion of a court in regard to the remedy of specific performance and other equitable remedies; 2.1.4 No Governmental Authorizations Required: no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or regulatory body is required for the due execution, delivery and performance by it of this Agreement or any other Loan Document to which it is a party, except for such authorizations or approvals or other action or notice or filings as have been validly obtained, given or filed or as to which failure to obtain or give could not, individually or in the aggregate, have a Material Adverse Effect; 2.1.5 Breach: neither the execution and delivery of this Agreement and the other Loan Documents by it nor compliance with the terms and provisions hereof or thereof will: 2.1.5.1 conflict with, violate, or result in a breach of any of the terms, conditions or provisions of any Applicable Law applicable to it or any order, injunction, decree, determination or award of any court or any Governmental Authority applicable to it, in each case in a material manner or to a material extent;

- 40 - 2.1.5.2 conflict with, violate, result in a breach of, or constitute a default under any of its constating documents, by-laws, any unanimous shareholder agreement, or to its knowledge, provisions of any Material Contract or any loan agreement, loan or trust indenture, trust deed, or any other similar agreement or instrument to which it is a party or by which it is bound, or 2.1.5.3 result in the creation of a Lien upon any of its Assets, other than those resulting from the Security Documents; 2.1.6 No Litigation: except as disclosed in Schedule 2.1.6, there is no litigation, action, suit or arbitration proceeding and there are no legal proceedings including, without limitation, insolvency proceedings and Environmental Claims, pending or to the best of its knowledge and belief, after due enquiry, threatened in writing involving it before any court or administrative agency or tribunal of any country or jurisdiction which could, if determined adversely, separately or in the aggregate, have a Material Adverse Effect; 2.1.7 No Default: no event has occurred and is continuing which constitutes a Default or an Event of Default which has not been waived or cured; 2.1.8 No Judgments, etc.: there are no outstanding judgments, writs of execution, work orders, notices of deficiency capable of resulting in work orders, injunctions or directives against it or any of its Assets which could, if determined adversely, separately or in the aggregate, have a Material Adverse Effect; 2.1.9 Full Disclosure: the statements and information when furnished to the Agent and the Lenders by it in connection with the negotiation of this Agreement, the other Loan Documents and the commitment by the Agent and the Lenders to provide all or part of the financing contemplated hereby do not contain any untrue statements of a material fact or omit a material fact necessary to make the material statements contained herein or therein not misleading in any material respect. 2.1.10 Financial Statements of the Obligors: with respect to financial statements delivered to the Agent pursuant to Section 11.4.1, the consolidated balance sheet of the Obligors as of the financial year then ended or the financial quarter then ended and the related consolidated statement of income and retained earnings and cash flow of the Obligors for the relevant period (subject to year-end adjustments and footnotes) then ended, are complete and accurate and fairly present in all material respects the consolidated financial condition of the Obligors as at such dates and the results of the operations of the Obligors for the periods ended on such dates, all in accordance with IFRS in effect on the date such statements were prepared; except as disclosed or reflected in such financial statements or elsewhere in the Loan Documents (including schedules hereto), as at the Closing Date, neither the Borrower nor any other Obligor had

- 41 - any liability, contingent or otherwise, or any unrealized or anticipated loss, that, singly or in the aggregate, could reasonably be expected to have a Material Adverse Effect; since March 31, 2023, there has been no change in the consolidated financial condition of the Obligors from that set forth in the said consolidated financial statements which could have a Material Adverse Effect; 2.1.11 Title to Assets; No Liens; Leases: it is the owner of, and has good and marketable title to, all its Assets, and the same are free and clear of all Liens, except for Permitted Liens; it has the right to and does enjoy peaceful and undisturbed possession under all leases under which it is leasing Assets; all such leases are valid, subsisting and in full force and effect in all material respects; it is not in default in the performance, observance or fulfilment of any of its obligations under any provision of any such leases; 2.1.12 Real and Immovable Property: Schedule 2.1.12 sets forth the address of each real or immovable Asset owned by it and the Leased Premises leased by it as of the date hereof and in the case such Leased Premises, the owner of record thereof. It owns or leases no other real or immovable property as of the date hereof, other than temporary offices and common spaces shared with other tenants or users; 2.1.13 Insurance: a policy of insurance or policies of insurance in compliance with the requirements of Section 11.5 is or are in effect in respect of it; 2.1.14 Intellectual Property: Schedule 2.1.14 sets forth all trademarks, patents, industrial designs and other intellectual property; it possesses all the trademarks, trade names, copyrights, patents, industrial designs, licences or rights in any thereof, reasonably necessary for the conduct of its business as now conducted and presently proposed to be conducted and, to the best of its knowledge, it is not infringing or alleged to be infringing on the rights of any Person with respect to any patent, trademark, trade name, copyright (or any application or registration respecting any thereof), discovery, improvement, process, formula, know-how, data, plans, specification, drawing or the like, which infringement could reasonably be expected to have a Material Adverse Effect; 2.1.15 Compliance with Laws: it is not in violation of any Applicable Law which violation could reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing: 2.1.15.1 Competition Laws: it is in compliance in all material respects with all competition and anti-trust legislation; 2.1.15.2 Environmental Matters: (i) it is in compliance in all material respects with all applicable Environmental Laws, and (ii) it has not received any communication, whether

- 42 - written or oral, whether from a Governmental Authority, citizens group, employee or otherwise, which communication alleges that it has not complied in all material respects with any Environmental Law; (i) there is no Environmental Claim pending or, to the best of its knowledge, threatened against it which could reasonably be expected to have a Material Adverse Effect, and (ii) there are no present or past actions, activities, circumstances, conditions, events or incidents (including, without limitation, the Release of any Hazardous Materials) that could form the basis of any Environmental Claims against it; it has not received any notice or order advising it that it has or may have any remedial obligation with respect to any such Releases of any Hazardous Materials or that it is or may be responsible for the costs of any remedial action taken or to be taken by any other Persons with respect to any such Releases of any Hazardous Materials; 2.1.16 Taxes: it has filed all federal, provincial and other tax returns which are required to be filed and, and except for matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, has paid all federal, provincial and other Taxes, interest and penalties, if any, which have become due pursuant to such returns or pursuant to any assessment received by it and adequate provision for payment has been made for Taxes not yet due, except any such payment obligation which is being Properly Contested. The charges, accruals and reserves on its books in respect of Taxes are adequate in all material respects; 2.1.17 Future Financial Statements: the financial statements delivered from time to time to the Agent pursuant to Section 11.4 are complete and correct in all material respects and present fairly, in accordance with IFRS (except for changes therein or departures therefrom that are described in the Compliance Certificate accompanying such statements and that have been approved in writing by the Auditors), the consolidated or non-consolidated, as the case may be, financial position of the Obligors, as at their respective dates and the consolidated or non-consolidated, as the case may be, results of operations, retained earnings and cash flows of the Obligors for the respective periods to which such statements relate, and the furnishing of the same to the Agent shall constitute a representation and warranty by the Obligors made on the date the same are furnished to the Agent to that effect and to the further effect that,

- 43 - except as disclosed or reflected in such financial statements, as at the respective dates thereof, neither the Borrower nor any other Obligor had any liability, contingent or otherwise, or any unrealized or anticipated loss, that, singly or in the aggregate, could reasonably be expected to have a Material Adverse Effect; 2.1.18 Forecasts and Information Supplied: forecasts and projections supplied to the Agent and the Lenders were based on good faith estimates and assumptions, adequately disclosed therein at the time supplied, believed by it to be reasonable at the time made, it being recognized by the Agent and the Lenders that such projections as to future events are not to be viewed as facts and that actual results during the period or periods covered by such projections may differ from projected (at the time thereof) results of or the prospects for its business. The information included in the Beneficial Ownership Certification, as updated in accordance with Section 11.1.8 is true and correct in all material respects; 2.1.19 No Material Adverse Effect: since March 31, 2023, there is no fact known to it which could reasonably be expected to have a Material Adverse Effect which has not been fully disclosed to the Agent; 2.1.20 Licences; No Burdensome Restrictions, etc.: except as disclosed in Schedule 2.1.20, it possesses all franchises, certificates, licences, permits and other authorizations or exemptions from regulatory authorities and other Governmental Authorities, free from burdensome restrictions or known conflict with the rights of others, that are necessary under Applicable Laws for the ownership, lease, maintenance and operation of its Assets and the conduct of its business as now conducted and as proposed to be conducted, and it is not in violation of any thereof, which failure to possess or violation could reasonably be expected to have a Material Adverse Effect; 2.1.21 Withholding of Taxes, etc.: except for matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect and except as disclosed in Schedule 2.1.21, it has deducted and withheld amounts from all employees for all periods in full and complete compliance with all tax, social security, unemployment and other provisions of Applicable Laws, and has paid or remitted such deductions or withholdings when due to the relevant Governmental Authorities; 2.1.22 Subsidiaries Jurisdiction and Capital Stock: each Obligor is listed on Schedule 2.1.22 together with (i) its current jurisdiction of incorporation or constitution and its full current name, (ii) a list of the true owners of all of its issued and outstanding Capital Stock and the nature and percentage of such ownership interest, (iii) the jurisdiction where its minute books are kept and where its registered office and chief executive office is located, (iv) a description of any outstanding warrants, subscriptions, securities, instruments or other rights of any type or nature which are convertible into, exchangeable for or otherwise provide for or permit the issuance of Capital Stock of any

- 44 - Obligor, and (v) the location of all of its places of business and corporeal and tangible Assets; 2.1.23 Material Contracts: it is not (i) party to or bound by any Material Contract other than the Material Contracts listed in Schedule 1.1.119, (ii) in default to perform or observe in any material respect its obligations under any Material Contract; the Material Contracts are in full force and effect, and no notice nor consent is required to be given or obtained under any Material Contract in connection with this Agreement; 2.1.24 Debt: it has no Debt, other than Permitted Debt; 2.1.25 Corporate Chart: the corporate structure of the Borrower and the other Obligors is set forth in Schedule 2.1.25; 2.1.26 Banking: As of the Closing Date, all of the bank accounts of the Obligors are listed in Schedule 2.1.26, save for those bank accounts maintained with BNS; 2.1.27 Fiscal Year End: the financial year end of the Borrower is March 31; 2.1.28 Labour Matters: except as disclosed in Schedule 2.1.28, there are no strikes or other labour disputes against it and pending or, to the best of its knowledge and belief after due inquiry, anticipated which could reasonably be expected to have a Material Adverse Effect and there are no complaints or charges against it pending or, to the best of its knowledge and belief, after due inquiry, threatened in writing to be filed with any Governmental Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment by it which could reasonably be expected to have a Material Adverse Effect; 2.1.29 Canadian Benefit and Pension Plans: the Canadian Pension Plans are duly registered under the provisions of the ITA and any other Applicable Law and no event has occurred which is reasonably likely to cause the loss of such registered status. The Canadian Pension Plans and the Canadian Benefits Plans have been administered in accordance, in all material respects, with the ITA and all other Applicable Laws. All its material obligations (including fiduciary and funding obligations) required to be performed in connection with the Canadian Pension Plans and the funding media therefor have been performed. No promises of benefit improvements under the Canadian Pension Plans or the Canadian Benefit Plans have been made except where such improvements could not reasonably be expected to have a Material Adverse Effect. There have been no improper withdrawals or applications of the Assets of the Canadian Pension Plans or the Canadian Benefit Plans. Each of the Canadian Pension Plan and Canadian Benefit Plans is funded to the extent required by Applicable Law and there exist no going concern unfunded actuarial liabilities or solvency deficiencies in respect of such plans except to the extent that the failure to so comply could not reasonably be expected to have a Material Adverse Effect;

- 45 - 2.1.30 Solvency: it is Solvent; 2.1.31 No Omissions: it has not withheld from the Agent or any Lender any material information relating to its financial condition or business which would reasonably be expected to be material to a prospective lender contemplating a loan of the size and nature contemplated in this Agreement; 2.1.32 Representations and Warranties Concerning the US Obligors: The Borrower hereby represents and warrants with respect to each US Obligor, that: 2.1.32.1 Margin Stock: it is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation T, Regulation U and/or Regulation X of the Board of Governors of the U.S. Federal Reserve System), and no part of the proceeds of any Credit Facility or any other extension of credit made hereunder will be used to purchase or carry any such margin stock or to extend credit to others for the purpose of purchasing or carrying any such margin stock in violation of such regulation. Margin stock (as hereinabove defined) constitutes less than 25% of the assets of the Borrower and the US Obligors which are subject to any limitation on sale, pledge or other restriction hereunder; 2.1.32.2 Investment Company: it is not an “investment company’ nor a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended; 2.1.32.3 ERISA and Pension Plans: each US Obligor and each other member of its Controlled Group has fulfilled its obligations under the minimum funding standards of and is in compliance in all material respects with ERISA and the Code to the extent applicable to it and has not incurred any liability to the PBGC or a Plan under Title IV of ERISA other than a liability to the PBGC for premiums under Section 4007 of ERISA. No US Obligor nor any of its Subsidiaries has any contingent liabilities with respect to any post-retirement benefits under a Welfare Plan, other than liability for continuation coverage described in Article 6 of Title I of ERISA; 2.1.32.4 OFAC: None of (i) any US Obligor, any Subsidiary, or, to the knowledge of such US Obligor or such Subsidiary, any of their respective directors, officers, employees or Affiliates, or (ii) to the knowledge of such US Obligor, any agent or representative of such US Obligor or any Subsidiary, (A) is a Sanctioned Person or currently the subject or target of any Sanctions, (B) is controlled by or is acting on behalf of a Sanctioned Person, (C) has its assets located in a Sanctioned Country, (D) is under

- 46 - administrative, civil or criminal investigation for an alleged violation of, or received notice from or made a voluntary disclosure to any governmental entity regarding a violation of, Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions by a governmental authority that enforces Sanctions or any Anti-Corruption Laws or Anti-Money Laundering Laws, or (E) directly or indirectly derives revenues from investments in, or transactions with, Sanctioned Persons; 2.1.32.5 Anti-Corruption Laws and Anti-Money Laundering Laws: Each US Obligor has implemented and maintains in effect policies and procedures reasonably designed to promote and achieve compliance in all material respects by such US Obligor and its respective directors, officers, employees, agents and Affiliates with all Anti-Corruption Laws, Anti-Money Laundering Laws and applicable Sanctions. Each US Obligor and to the knowledge of each US Obligor, each director, officer, employee and Affiliate of US Obligor, is in compliance with all Anti-Corruption Laws, Anti-Money Laundering Laws in all material respects and applicable Sanctions. 2.1.32.6 Enforceability: this Agreement is in proper legal form under the laws of each US Obligor’s jurisdiction of formation for the enforcement thereof against such US Obligor under the laws of such jurisdiction, and if it were stated to be governed by such law, it would constitute a legal, valid and binding obligation of such US Obligor under such law, enforceable in accordance with its terms; and to ensure the legality, validity, enforceability or admissibility in evidence of this Agreement in each such jurisdiction, all formalities required in each US Obligor’s jurisdiction of formation for the validity and the enforceability of this Agreement have been accomplished, and it is not necessary that this Agreement be filed, recorded or registered with any court or other authority in any US Obligor’s jurisdiction of formation or be notarized or that any documentary, stamp or similar tax, imposition or charge imposed by any such jurisdiction be paid on or in respect of this Agreement. 2.2 Survival of Representations and Warranties All representations and warranties of each Obligor contained herein and in any certificate or material delivered hereunder or pursuant to any of the other Loan Documents shall be deemed to have been relied upon by each Lender and the Agent notwithstanding any investigation heretofore or hereafter made by each Lender or the Agent or by their respective counsel or by any other representative of each Lender or the Agent. All such representations and warranties shall be deemed to be given on the date of this Agreement and, except for the representations and

- 47 - warranties set forth in Section 2.1.10 (which shall be read as if they referred to the most recent financial statements delivered by the Borrower to the Agent pursuant to Section 11.4), on each Drawdown Date and on each Conversion Date, with the same effect, subject to and to the extent consistent with the transactions contemplated hereby, as if made at and as of each such date, by reference to the facts and circumstances then prevailing. ARTICLE 3 THE CREDIT FACILITY 3.1 Obligations of the Lenders and Use of Proceeds 3.1.1 Credit Facility: Relying on each of the representations and warranties set out in Article 2 and subject to the terms of this Agreement, each Lender severally and not jointly or solidarily, agrees to make its respective portion of the Total Commitment under the Credit Facility available to the Borrower in one or more Advances from the Closing Date until the Maturity Date, in CDollars by way of Prime Rate Advances or CORRA Advances, in USDollars by way of US Base Rate Advances or SOFR Advances, or in CDollars, USDollars or any other currency acceptable to the Issuing Bank by way of Letters of Credit; provided that the Lenders shall have no obligation to make any Advance or Conversion Advance which would result in Borrowings exceeding the amount of the Available Commitment or at any time that a Default or an Event of Default has occurred and is continuing under this Agreement. Advances can also be made to the Borrower by way of overdraft in CDollars or in USDollars in the Current Accounts, but only as a means of availment of the Swingline Loan. 3.1.2 Use of Funds: The Borrower agrees to use the proceeds of Advances to finance working capital and for general corporate purposes, and to finance Permitted Acquisitions. 3.1.3 Termination of the Available Commitment: The Total Commitment shall terminate on the Maturity Date. 3.2 Advances under the Credit Facility 3.2.1 Subject to the terms and conditions hereof, from time to time from the Closing Date until the Maturity Date, the Borrower may borrow from the Lenders, through the Agent, upon giving to the Agent prior written notice in accordance with Section 3.3 by means of a Notice of Borrowing in respect of a proposed Borrowing (other than a Swingline Advance, for which no Notice of Borrowing is required), up to the amount of the Available Commitment: 3.2.1.1 by way of Prime Rate Advances; 3.2.1.2 by way of US Base Rate Advances;

- 48 - 3.2.1.3 by way of SOFR Advances, provided each such Advance shall not be less than US$1,000,000 or in integral multiples of US$500,000 in excess of such amount and be subject to market availability; 3.2.1.4 by way of CORRA Advances, provided each such Advance shall not be less than C$1,000,000 or in integral multiples of C$500,000 in excess of such amount and be subject to market availability; or 3.2.1.5 by way of Letters of Credit up to a maximum Letter of Credit Exposure of C$2,500,000 or the Equivalent Amount in USDollars, for periods not exceeding 364 days or maturing after the Maturity Date. 3.2.2 Any overdraft utilization by the Borrower in any Current Account under the Swingline Loan relating to the Credit Facility shall be deemed to be a request for a Prime Rate Advance for a utilization in CDollars, or a US Base Rate Advance for a utilization in USDollars, and the credit balance in any Current Account shall be applied by the Agent in reduction of the Prime Rate Loans or US Base Rate Loans, as applicable, outstanding under the Loan. 3.2.3 In each Notice of Borrowing in which the Borrower has elected to pay interest on the basis of Adjusted Daily Compounded CORRA, Adjusted Term CORRA or Adjusted Term SOFR on all or part of the Borrowing, the Borrower shall specify the duration it selects for the initial Interest Period with respect to such Daily Compounded CORRA Loan Portion, Term CORRA Loan Portion or SOFR Loan Portion in accordance with Section 7.7. Each Notice of Borrowing shall be irrevocable and be binding on the Borrower. In all cases the Drawdown Date shall be a Banking Day. 3.2.4 Within the limits of the Available Commitment, and subject to the other terms and conditions of this Agreement, the Borrower may borrow under this Section 3.2, repay pursuant to Section 6.2 and re-borrow under this Section 3.2. 3.2.5 Any obligation of a Lender to make CORRA Advances and SOFR Advances is subject to availability. 3.3 Notice Provisions 3.3.1 For each Borrowing (other than a Swingline Advance), each optional repayment and each conversion with respect to the Credit Facility, the Agent shall have received prior to 10:00 a.m. (Montreal time) from the Borrower a Notice of Borrowing, a Notice of Optional Repayment or a Notice of Conversion, as the case may be, in accordance with the following: 3.3.1.1 at least one (1) Banking Day prior to the Drawdown Date, Conversion Date or Optional Repayment Date for each optional

- 49 - repayment pursuant to Section 6.2, as the case may be, for each Borrowing or conversion by way of a Prime Rate Advance or a US Base Rate Advance; and 3.3.1.2 at least three (3) Banking Days prior to the Drawdown Date or Conversion Date, as the case may be, for each Borrowing or conversion by way of issuance of any Letter of Credit or CORRA Advance or SOFR Advance. 3.3.2 If the Borrower gives a Notice of Borrowing to the Agent in accordance with Section 3.3.1, the Agent shall, on the same day it receives such Notice of Borrowing, notify each Lender by telecopier of the particulars of such request for a Borrowing and of such Lender’s Participation in the proposed Borrowing and each Lender shall, no later than 2:00 p.m. (Montreal time) on the Drawdown Date, make or procure to be made its Participation in the Borrowing available to the Agent. 3.3.3 Subject to the terms hereof, the Agent shall make each such Borrowing available to the Borrower for value on the Drawdown Date. 3.4 Pro Rata Treatment Except for Swingline Advances which shall be requested only from the Swingline Lender and be made available to the Borrower by way of overdraft in the relevant Current Accounts, the Borrower agrees to request through the Agent any Borrowing under the Credit Facility from the Lenders pro rata in all respects according to their respective portion of the Total Commitment determined without regard to the Swingline Limit, and the Lenders agree to make each such Borrowing available to the Borrower, through the Agent, pro rata in all respects according to their respective portion of the Total Commitment determined without regard to the Swingline Limit. A Lender shall not be responsible for the respective portion of the Total Commitment of any other Lender. Without prejudice to the rights of the Borrower against a Defaulting Lender, the failure or incapacity of a Lender to make available its Participation in a Borrowing to the Borrower in accordance with its obligations under this Agreement does not release the other Lenders from their obligations. 3.5 Accounts kept by the Agent The Agent shall keep in its books accounts for the Loan and other amounts payable by the Borrower under this Agreement. The Agent shall keep appropriate registers showing the amount of the indebtedness of the Borrower in respect of the Loan and showing each payment or repayment of principal and interest made in respect of such indebtedness. Such registers shall constitute, in the absence of manifest error, prima facie evidence of their content against the Borrower and the Lenders; provided that the obligation of the Borrower to pay or repay any indebtedness and liability in accordance with the terms and conditions of this Agreement shall not be affected by the failure of the Agent to keep such registers. The Agent shall supply any Lender and the Borrower, on demand, with copies of such registers.

- 50 - 3.6 Accounts kept by each Lender Each Lender shall keep in its books, in respect of its Participation in the Credit Facility, accounts for the Loan and other amounts payable by the Borrower to it under this Agreement. Each Lender shall make appropriate entries showing, as debits, the amount of the indebtedness of the Borrower towards it in respect of the Loan, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal and interest made in respect of such indebtedness as well as other amounts paid to such Lender pursuant hereto. 3.7 Conversion Option At any time prior to the Maturity Date, subject to Section 6.3 and provided that no Default or Event of Default has occurred and is continuing, the Borrower may elect to convert, by Notice of Conversion received by the Agent, and on the Conversion Date set forth therein the Borrower shall convert, any Prime Rate Loan, any CORRA Loan, SOFR Loan or US Base Rate Loan or any portion thereof outstanding under the Credit Facility (each, a “Converted Advance”) into another basis of funding under the Credit Facility (each, a “Conversion Advance”). The provisions of this Agreement relating to Prime Rate Advances, US Base Rate Advances, CORRA Advances and SOFR Advances shall apply, mutatis mutandis, to Conversion Advances comprising Prime Rate Advances, US Base Rate Advances, CORRA Advances and SOFR Advances, respectively. 3.8 Letters of Credit Subject to the terms and conditions hereof and provided no Default or Event of Default has occurred and is continuing, during the period from the date hereof until the Maturity Date, the Borrower may request the issue of Letters of Credit in accordance with Article 8. 3.9 Swingline Loans 3.9.1 At any time that the Borrower is entitled to obtain Advances, and subject to this Section 3.9, the Borrower shall be entitled to create or increase an overdraft in the Current Accounts. Any such Swingline Availment shall be made by way of a Prime Rate Advance or a US Base Rate Advance. 3.9.2 The Borrower undertakes not to permit the Swingline Availment at any time to exceed the Swingline Limit at such time. For greater certainty and notwithstanding any other provision of this Agreement, the Swingline Lender shall not be obligated to permit a Swingline Advance if at such time (A) the amount of such Swingline Advance would exceed the Available Commitment, or (B) after giving effect to any such Swingline Advance (i) the Loan plus the Swingline Availment would exceed the Total Commitment at such time; or (ii) the Swingline Availment would exceed the Swingline Limit. 3.9.3 It is the intention of the parties hereto that the Swingline Loan be available to the Borrower pending the obtaining of Advances pursuant to Section 3.2. Accordingly, if on any Banking Day the Swingline Availment exceeds the Swingline Limit or, from time to time, as the Swingline Lender, in its sole and

- 51 - entire discretion, deem it appropriate, the Swingline Lender shall deliver a written notice to the Agent (which in turn will provide notice to, in accordance with the provisions of this Agreement, each Lender and the Borrower), requiring repayment of the Swingline Availment then outstanding or any portion thereof in the manner set forth in the following sentences of this Section 3.9.3. Such written notice from the Swingline Lender to the Agent shall be delivered not later than 10:00 a.m. (Montreal time) one (1) Banking Day prior to the proposed date of repayment of the Swingline Availment then outstanding or any portion thereof and any repayment amount specified in such notice shall be in a minimum amount of C$1,000,000 and in multiples of C$100,000 in excess thereof. The Borrower shall be deemed to have given at such time a Notice of Borrowing to the Agent requesting a Prime Rate Advance under the Credit Facility in an amount equal to the portion of the Swingline Availment owing by the Borrower and to be repaid as specified by the Swingline Lender. If the aggregate principal amount of all such requested Advances and the Loan outstanding would not exceed the Total Commitment at such time, the Lenders shall make such requested Advances on the next Banking Day and the Agent shall apply the proceeds thereof in full or partial repayment, as the case may be, of the Swingline Availment then outstanding. The Agent shall promptly notify the Borrower of any such Advance made, and the Borrower agrees to accept each such Advance and hereby irrevocably authorizes and directs the Agent to apply the proceeds thereof in payment of the Swingline Loan as aforesaid. 3.9.4 If at any time that the Total Commitment has been terminated following an Event of Default as provided in Section 13.2 and the Loan is not outstanding rateably from the Lenders (with the outstanding Swingline Availment being deemed for such purpose outstanding under the Swingline Lender’s Total Commitments), any Lender from which excess Advances are outstanding (the “Surplus Lender”) shall sell to any Lender from which deficit Advances are outstanding (the “Deficit Lender”), and the Deficit Lender shall purchase from the Surplus Lender, for cash, at par, without representation or warranty from or recourse to the Surplus Lender, an interest in such of the Advances outstanding from the Surplus Lender as results in the ratio of the Advances outstanding from all Lenders being equal to the ratio of their Total Commitments. The intention of this Section 3.9.4 is that when any and all purchases and sales required hereby have been completed, the outstanding Advances under the Credit Facility will be outstanding rateably from the Lenders. The Agent, upon consultation with the Lenders, shall have the power to settle any documentation required to evidence any such purchase and sale and, if deemed advisable by the Agent, to execute any document as attorney for any Lender in order to complete any such purchase and sale. The Borrower and the Lenders acknowledge that the foregoing arrangements are to be settled by the Lenders among themselves, and the Borrower expressly consents to the foregoing arrangements among such Lenders.

- 52 - 3.9.5 Each Lender shall indemnify and save harmless the Swingline Lender on a rateable basis based on the Total Commitment of each Lender against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, payments or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Swingline Lender in any way related to or arising out of the Swingline Loan or any Swingline Advance made by the Swingline Lender, except for any such liabilities resulting from the gross or intentional fault of the Swingline Lender. 3.10 Existing Bankers’ Acceptance As of the date of this Agreement, Bankers’ Acceptance (as defined in the Amended and Restated Credit Agreement) will no longer be available, provided that Bankers’ Acceptance outstanding on such date under the Amended and Restated Credit Agreement will continue until the last day of their respective periods, and that the provisions of the Amended and Restated Credit Agreement applicable to such Bankers’ Acceptance will continue to apply to such Bankers’ Acceptance until the last day of their respective periods. ARTICLE 4 ACCORDION 4.1 Accordion The Borrower shall have the right to request, upon at least sixty (60) days written notice to the Agent, to increase the amount of the Credit Facility by up to C$50,000,000 in the aggregate at any time, subject to a minimum amount of C$20,000,000 for each request, on or before the Maturity Date, to the extent that the Agent has received binding commitments from existing Lenders for the entire amount requested (the “New Commitments”), provided that (i) no Default or Event of Default shall have occurred and then be continuing (without having been cured or waived as provided in this Agreement) or shall result from such increase, (ii) no commitment of any Lender shall be increased without the written consent of such Lender, (iii) no Default or Event of Default shall have occurred or be continuing on the date such increase may take effect or after giving effect to the New Commitments, including without limitation, compliance with the financial covenants set forth in Section 11.2, (iv) the New Commitments of the Lenders shall be effected pursuant to an amendment to this Agreement in form and substance acceptable to the Agent executed and delivered by the Borrower, the other Obligors, the Lenders and the Agent, (v) the Borrower shall deliver or cause to be delivered any legal opinions or other documents reasonably requested by the Agent in connection with such transaction, and (vi) the Borrower shall pay to the Agent a fee to be determined at the time the request to draw the Accordion is made. No Lender shall be under any obligation or commitment to agree to any request under this Article 4 and if all conditions set forth herein for the New Commitments are not being complied with, the amount of the Credit Facility shall not be increased.

- 53 - ARTICLE 5 EXTENSION OF MATURITY DATE 5.1 Extension of Maturity Date 5.1.1 Subject to the terms and conditions of this Agreement and provided that no Default or Event of Default has occurred and is continuing, by notice in writing to the Agent, the Borrower may request that the then current Maturity Date of the Credit Facility be extended by one (1) additional year, provided that the tenor of the Credit Facility never exceeds three (3) years (a “Request”). The Agent shall forthwith on receipt of a Request give a copy of such Request to each Lender. 5.1.2 Each Lender may, in its sole discretion, by notice in writing to the Agent (a “Confirmation Notice”) no later than sixty (60) days after the date of receipt by the Agent of the Request, either agree to such Request or refuse to agree to such Request, and if a Lender fails to give such a notice within such delay it shall be deemed to have refused to agree to such Request. Any agreement by a Lender to such Request shall be deemed for all purposes to be conditional upon all Lenders having given the Agent a notice agreeing to such Request no later than sixty (60) days after the date of receipt by the Agent of such Request. 5.1.3 If the Agent shall have received by no later than sixty (60) days after the date of the receipt by the Agent of such Request a notice from each Lender by which each Lender agrees to such Request, the Agent shall forthwith send a Confirmation Notice confirming that the Lenders agree to such Request, and that the then current Maturity Date of the Credit Facility shall thereupon be extended by one (1) additional year. 5.1.4 No Lender shall be under any obligation or commitment to agree to any Request. ARTICLE 6 REPAYMENT 6.1 Mandatory Repayment of the Loans 6.1.1 Credit Facility. The Borrower shall repay in full the Loan to the Lenders on the Maturity Date together with all unpaid interest accrued and other amounts owing and unpaid under or pursuant to this Agreement and the other Loan Documents in respect of or in connection with the Credit Facility. In the event that on the Maturity Date there are any outstanding Letters of Credit under the Credit Facility, the Borrower shall thereupon provide the Agent for the account of the Lenders with funds for the full amount of the Letter of Credit Exposure, it being understood and agreed that, subject to the compensation rights of the Agent and the Lenders, all funds provided by the Borrower to the Lenders to cover any Letter of Credit Exposure shall be returned by the Agent to the

- 54 - Borrower to the extent any Letters of Credit then outstanding are not drawn upon. Should the amount of any payment by the Borrower be applied against repayment of any Daily Compounded CORRA Loan Portion, Term CORRA Loan Portion or SOFR Loan Portion on a day other than the last day of the then current Interest Period with respect of such Daily Compounded CORRA Loan Portion, Term CORRA Loan Portion or SOFR Loan Portion, as applicable, the Borrower shall, in addition, pay the amount calculated as set forth in Section 9.11.3. 6.1.2 Mandatory repayments. In addition to the repayment requirements set out in Section 6.1.1, the Borrower shall repay the Loan from (i) the net proceeds of Assets sales made outside of the ordinary course of business of the Obligors (other than sales of inventory in the ordinary course of business) exceeding an aggregate amount of C$2,500,000 per annum, unless such proceeds are reinvested by the Obligors in its working capital within 180 days after the receipt of such proceeds, (ii) insurance proceeds in an aggregate amount exceeding C$2,500,000 per annum (other than business interruption insurance proceeds) not otherwise reinvested by the Obligors within 180 days after the receipt of such proceeds, (iii) 100% of equity offerings, Debt (other than equity offering or Debt otherwise permitted under this Agreement or related to a Permitted Acquisition or Debt otherwise approved by the Lenders), private placement of debt or any other debt related vehicle providing additional funding to any Obligor. All such mandatory prepayments shall be made without penalty or premium (except for breakage costs, if any) and shall be applied in reduction of the Credit Facility, the whole as determined by the Agent. 6.1.3 Excess Resulting From Exchange Rate Change. Any time that, following one or more fluctuations in the exchange rate of the US Dollars against the Canadian Dollar, the sum of: 6.1.3.1 the Equivalent Amount in Canadian Dollars of Obligations in US Dollars; and 6.1.3.2 the Obligations in Canadian Dollars; exceeds the amount of the Credit Facility then available, the Borrower shall promptly make the necessary payments or repayments to the Agent to reduce the Obligations under the Credit Facility to an amount equal to or less than the available amount under such Credit Facility. Without in any way limiting the foregoing provisions, the Agent shall, on a monthly basis, make the necessary exchange rate calculations to determine whether any such excess exists on such date and, if there is an excess, it shall so notify the Borrower.

- 55 - 6.2 Optional Repayments 6.2.1 Repayment of the Loan. At any time prior to the Maturity Date, subject to Section 6.3, the Borrower may elect to repay without penalty any Prime Rate Loan or US Base Rate Loan outstanding under the Credit Facility with interest accrued to the date of such repayment. CORRA Loans and SOFR Loans, subject to breakage costs set forth in Section 9.11.3, cannot be repaid prior to their maturity. Within the limits of the Available Commitment, and subject to the terms of this Agreement, the Borrower may reborrow under the Credit Facility any amount so repaid; for greater certainty, the Borrower may not reborrow any amount prepaid after the Maturity Date. The provisions of this Section 6.2.1 and Section 6.3 shall not apply to the repayment of Swingline Advances, which repayment may be made by the Borrower at any time and without notice. 6.2.2 Repayment of Letters of Credit. Any outstanding Letter of Credit may not be repaid or discharged prior to the expiry date of such Letter of Credit, except by the Issuing Bank, the Agent and the Lenders being fully released and discharged of all of their liabilities and obligations arising from such Letter of Credit and by written evidence reasonably satisfactory to the Agent of such full release and discharge being delivered to the Agent together with the original of such Letter of Credit which shall be returned to the Issuing Bank. 6.3 Requirements for Optional Repayments and Conversions Each optional repayment pursuant to Section 6.2 and conversion pursuant to Section 3.7 shall be subject to the following terms and conditions: 6.3.1 Each optional repayment shall be subject to the delivery of a Notice of Optional Repayment to the Agent at least two (2) Banking Days prior to such repayment and shall be made on such Optional Repayment Date specified in such Notice of Optional Prepayment. 6.3.2 Each conversion from a Prime Rate Loan shall be in a minimum amount of C$500,000 or such larger amount as is an integral multiple of C$100,000 and shall be made on the Banking Day specified in the Notice of Conversion. 6.3.3 Each conversion from a US Base Rate Loan shall be in a minimum amount of US$500,000 or such larger amount as is an integral multiple of US$100,000 and shall be made on the Banking Day specified in the Notice of Conversion. 6.3.4 Each conversion from a SOFR Loan shall be in a minimum amount of US$1,000,000 or such larger amount as is an integral multiple of US$500,000 and shall be made on the Banking Day specified in the Notice of Conversion. 6.3.5 Each conversion from a Term CORRA Loan or a Daily Compounded CORRA Loan shall be in a minimum amount of C$1,000,000 or such larger amount as

- 56 - is an integral multiple of C$500,000 and shall be made on the Banking Day specified in the Notice of Conversion. 6.3.6 The Borrower shall have given the Agent notice in accordance with Section 3.3 for each repayment and each conversion, each notice stating the proposed date of the repayment or conversion and either the aggregate principal amount and currency of the repayment or the aggregate principal amount and currency of the Converted Advance and the type of Conversion Advance. 6.3.7 Each Notice of Optional Repayment shall be irrevocable and be binding on the Borrower, and the Borrower shall repay on the Optional Repayment Date specified in such notice in the relevant currency, as applicable, the amount stated in such notice with accrued interest to the date of such repayment. Each Notice of Conversion shall be irrevocable and be binding on the Borrower. 6.3.8 any repayment of or conversion from any Daily Compounded CORRA Loan Portion, Term CORRA Loan Portion or SOFR Loan Portion shall be made only on the last day of the then current Interest Period applicable to such Daily Compounded CORRA Loan Portion, Term CORRA Loan Portion or SOFR Loan Portion, respectively, so to be repaid or converted; and 6.3.9 should any such repayment or conversion result in the repayment of or conversion from any Daily Compounded CORRA Loan Portion, Term CORRA Loan Portion or SOFR Loan Portion on a day other than the last day of the then current Interest Period of such Daily Compounded CORRA Loan Portion, Term CORRA Loan Portion or SOFR Loan Portion, the Borrower shall, in addition, pay to the Lender the amount calculated as set forth in Section 9.11.3. 6.4 Authority to Debit In respect of all amounts payable by any Obligor under this Agreement or the other Loan Documents, each Obligor hereby irrevocably authorizes and instructs the Agent or any Lender to withdraw from or debit, from time to time when such amounts become due and payable, any account of such Obligor maintained with BNS or any other Lender or any of their respective Affiliates for the purpose of satisfying payment thereof. 6.5 Daily Compounded CORRA Loans, Term CORRA Loans and SOFR Loans – Renewals and Deemed Conversions At least three (3) Banking days prior to the last day of the then current Interest Period of each SOFR Loan Portion, Daily Compounded Loan Portion or Term CORRA Loan Portion, the Borrower shall either (a) give a Notice of Conversion pursuant to Section 3.7 to convert such SOFR Loan Portion, Daily Compounded CORRA Loan Portion or Term CORRA Loan Portion into another basis of funding, or (b) by written notice to the Agent, select a new Interest Period in accordance with Section 7.7 applicable to such SOFR Loan Portion, Daily Compounded CORRA Loan Portion or Term CORRA Loan Portion commencing on the last day of such Interest Period. If the Borrower fails to give a Notice of Conversion or a notice selecting a new Interest Period in accordance with the foregoing, then on the last day of the Interest Period in respect of such SOFR

- 57 - Loan Portion, Daily Compounded CORRA Loan Portion or Term CORRA Loan Portion, the Borrower shall be deemed to have notified the Agent of its intention to convert such SOFR Loan Portion into a US Base Rate Loan or convert such Daily Compounded CORRA Loan Portion or Term CORRA Loan Portion into a Prime Rate Loan on the last day of the Interest Period of such SOFR Loan Portion, Daily Compounded CORRA Loan Portion or such Term CORRA Loan Portion, and on the last day of such Interest Period, such SOFR Loan Portion shall be converted into a US Base Rate Loan and interest thereon shall be payable at the US Base Rate and such Daily Compounded CORRA Loan Portion or Term CORRA Loan Portion shall be converted in to a Prime Rate Loan and interest thereon shall be payable at the Prime Rate. 6.6 Sharing of Payments Notwithstanding Article 5 of the Provisions, prior to the occurrence and continuation of any Event of Default, the Swingline Lender may obtain any payment in any manner whatsoever of any amount forming part of the Swingline Loan, retain any such payment and apply same against the Swingline Loan and any other amounts owing in respect of the Swingline Loan (including, without limitation, interest thereon) and the Swingline Lender shall have no obligation to remit to or share with the other Lenders any such payment. ARTICLE 7 INTEREST AND FEES 7.1 Interest The Borrowings shall bear interest from the date of each Advance, calculated on a daily basis and payable in arrears, on a Prime Rate Loan at the Prime Rate, on a US Base Rate Loan at the US Base Rate, on each Daily Compounded CORRA Loan Portion at the applicable Adjusted Daily Compounded CORRA for such Daily Compounded CORRA Loan Portion for the then current Interest Period, on each Term CORRA Loan Portion at the applicable Adjusted Term CORRA for such Term CORRA Loan Portion for the then current Interest Period and on each SOFR Loan Portion at the applicable Adjusted Term SOFR for such SOFR Loan Portion for the then current Interest Period and all overdue amounts shall bear interest in accordance with Section 7.8. All outstanding amounts shall bear interest both before and after default and before and after judgment at the rates determined as aforesaid. 7.2 Payment of Interest on Prime Rate Loans (excluding the Swingline Loan) On each Interest Payment Date in respect of a Prime Rate Loan, the Borrower shall pay to the Agent interest at the Prime Rate. The Borrower will pay this interest in arrears for the period up to but excluding such Interest Payment Date. The Agent will compute the interest on the basis of the actual number of days elapsed in the period for which such interest is payable divided by the actual number of days of the year. The applicable rate of interest for a Prime Rate Loan will change simultaneously with any change in the Prime Rate or the Applicable Margin. 7.3 Payment of Interest on SOFR Loans On each Interest Payment Date in respect of each SOFR Loan, the Borrower shall pay to the Agent interest at Adjusted Term SOFR for the applicable Interest Period. Upon determination

- 58 - of the applicable rate of interest on any SOFR Loan, the Agent shall notify the Borrower of this rate. The Agent will compute the interest on the basis of the actual number of days elapsed in the period for which such interest is payable divided by three hundred and sixty (360). The applicable rate of interest for each SOFR Loan will change simultaneously with any change in Term SOFR or the Adjusted Term SOFR or the Applicable Margin. 7.4 Payment of Interest on US Base Rate Loans (excluding the Swingline Loan) On each Interest Payment Date in respect of a US Base Rate Loan, the Borrower shall pay to the Agent interest at the US Base Rate. The Borrower will pay this interest in arrears for the period up to but excluding such Interest Payment Date. The Agent will compute the interest on the basis of the actual number of days elapsed in the period for which such interest is payable divided by the actual number of days of the year. The applicable rate of interest for a US Base Loan will change simultaneously with any change in the US Base Rate or the Applicable Margin. 7.5 Payment of Interest on Daily Compounded CORRA Loan and Term CORRA Loan On each Interest Payment Date in respect of each Daily Compounded CORRA Loan Portion or Term CORRA Loan Portion of a Lender, as applicable, the Borrower shall pay the Agent interest on such Daily Compounded CORRA Loan Portion or Term CORRA Loan Portion at the rate per annum determined by the Agent to be Adjusted Daily Compounded CORRA or Adjusted Term CORRA, as applicable, in respect of such Daily Compounded CORRA Loan Portion or Term CORRA Loan Portion for the applicable Interest Period. Upon determination of the applicable rate of interest on any Daily Compounded CORRA Loan Portion or Term CORRA Loan Portion, the Agent shall notify the Borrower of this rate. The Agent will compute the interest on the basis of the actual number of days elapsed in the period for which such interest is payable divided by three hundred and sixty-five (365). The applicable rate of interest for each Daily Compounded CORRA Loan Portion and Term CORRA Loan Portion shall change simultaneously with any change in the Daily Compounded CORRA or Term CORRA, as applicable, or the Applicable Margin. 7.6 Payment of Interest on the Swingline Loan On each Interest Payment Date in respect of a Swingline Loan, the Borrower shall pay to the Swingline Lender interest at the Prime Rate or the US Base Rate, as applicable. The Borrower shall pay this interest in arrears for the period up to but excluding such Interest Payment Date. The Swingline Lender will compute the interest on the basis of the actual number of days elapsed in the period for which such interest is payable divided by the actual number of days of the year. The applicable rate of interest for a Swingline Loan will change simultaneously with any change in the Prime Rate, the US Base Rate or the Applicable Margin. 7.7 Selection of Interest Periods In each Notice of Borrowing delivered pursuant to Section 3.2 and each Notice of Conversion delivered pursuant to Section 3.7 in which the Borrower has elected a Borrowing or Conversion Advance comprising a Daily Compounded CORRA Loan Portion, Term CORRA Loan Portion or SOFR Loan Portion, the Borrower shall, and at least three (3) Banking Days prior to the last day of each Interest Period (i) in respect of each Daily Compounded CORRA Loan

- 59 - Portion, the Borrower may, select and notify the Agent of the Interest Period applicable to such Daily Compounded CORRA Loan Portion commencing on the Drawdown Date, Conversion Date or last day of the Interest Period, as the case may be, and ending on a Business Day, which period shall be one (1) month or three (3) months, as the Borrower may elect, (ii) in respect of each Term CORRA Loan Portion, the Borrower may, select and notify the Agent of the Interest Period applicable to such Term CORRA Loan commencing on the Drawdown Date, Conversion Date or last day of the Interest Period, as the case may be, and ending on a Banking Day, which period shall be one (1) month or three (3) months as the Borrower may elect, and (iii) in respect of each SOFR Loan Portion, the Borrower may, select and notify the Agent of the Interest Period applicable to such SOFR Loan Portion commencing on the Drawdown Date, Conversion Date or last day of the Interest Period, as the case may be, and ending on a Banking Day, which period shall be one (1) month, three (3) or six (6) months as the Borrower may elect; provided, however, that: 7.7.1 if the Borrower fails to so elect the duration of any Interest Period, the Borrower shall be deemed to have selected an Interest Period of one (1) month; 7.7.2 no Interest Period in respect of a Daily Compounded CORRA Loan Portion, Term CORRA Loan Portion or SOFR Loan Portion under the Revolving Facility Credit shall end after the Maturity Date; and 7.7.3 the aggregate amount in respect of which the Borrower selects an Interest Period shall not be less than (i) in respect of a Daily Compounded CORRA Loan Portion or Term CORRA Loan Portion, C$1,000,000 and (ii) in respect of a SOFR Loan Portion, US$1,000,000. 7.8 Default Interest To the extent permitted under the Interest Act (Canada), if the Borrower defaults in any payment of principal, interest or any other amount due pursuant to this Agreement, or if any other Default occurs under this Agreement, the Borrower shall pay to the Agent for the account of the Lenders (or the Swingline Lender in respect of the Swingline Loan) on demand interest on such overdue principal, interest or other amount, from the date such amount is due until the date it is paid in full, and all interest on overdue principal, all overdue interest and all interest on overdue interest shall be compounded monthly, at the following rates per annum: 7.8.1 with respect to the SOFR Loan and any SOFR Advance which is not paid when due, the Borrower shall be deemed to have elected that the amount of principal of such SOFR Loan or such SOFR Loan or SOFR Advance shall thereupon automatically cease to be a SOFR Loan or a SOFR Advance and shall be converted into a US Base Rate Advance and the Borrower shall pay interest on all such overdue principal, interest and interest on interest at the US Base Rate plus Level V of the Applicable Margin plus two percent (2%) per annum; 7.8.2 With respect to the Daily Compounded CORRA Loan, Term CORRA Loan and any CORRA Advance, the Borrower shall be deemed to have elected that any amount of principal on the Daily Compounded CORRA Loan, Term CORRA

- 60 - Loan or any Daily Compounded CORRA Loan Portion, Term CORRA Loan Portion or CORRA Advance which is not paid when due shall thereupon cease to be a Daily Compounded CORRA Loan, Term CORRA Loan or CORRA Advance and shall be a Prime Rate Advance, and the Borrower shall pay interest on all such overdue principal and any overdue interest and interest on interest thereon at a fluctuating rate per annum at all times equal to the Prime Rate plus Level V of the Applicable Margin plus two percent (2%) per annum; 7.8.3 on overdue principal of, and overdue interest on, the Prime Rate Loan and any other amounts owing in CDollars, at the Prime Rate plus Level V of the Applicable Margin plus two percent (2%) per annum. 7.8.4 on overdue principal of, and overdue interest on, the US Base Rate Loan and any other amounts owing in USDollars, at the US Base Rate plus Level V of the Applicable Margin plus two percent (2%) per annum. 7.9 Determination of Interest Rates 7.9.1 Each determination by the Agent from time to time of the Prime Rate, the US Base Rate, Term SOFR, Adjusted Term SOFR, Term CORRA, Adjusted Term CORRA, Daily Compounded CORRA, Adjusted Daily Compounded CORRA and any Applicable Margin shall, in the absence of manifest error, be final, conclusive and binding upon the Borrower and the Lenders. In connection with the use or administration of Term SOFR, Daily Compounded CORRA or Term CORRA, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. The Agent will promptly notify the Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of Term SOFR, Daily Compounded CORRA or Term CORRA. 7.9.2 For the purposes of the Interest Act (Canada): 7.9.2.1 whenever any interest or fee under this Agreement is calculated using a rate based on a year of 360 days or 365 (or 366 in a leap year) days, such rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (a) the applicable rate based on a year of 360 days or 365 (or 366 in a leap year) days, as the case may be, (b) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (c) divided by 360 or 365 (or 366 in a leap year) as the case may be;

- 61 - 7.9.2.2 the principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement; and 7.9.2.3 the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields. 7.10 Standby Fees 7.10.1 In the case of the Credit Facility, the Borrower shall pay to the Agent, on the last Banking Day of each calendar quarter, a Standby Fee calculated on a daily basis on the amount of the unused portion of the Credit Facility during such period at the rate per annum equal to the Applicable Margin for such Standby Fee. 7.10.2 Such Standby Fee shall accrue from day to day and be calculated on the basis of a year of 365 (or 366 in a leap year) days for the actual number of days elapsed. Under no circumstances shall any such Standby Fee be refundable, either in whole or in part, even if no Advance is ever made under the terms hereof. 7.10.3 For purpose of determining the Standby Fee in respect of any unused portion of the Credit Facility, the Equivalent Amount of any Advances in any currency other than CDollars shall be determined by reference to the Bank of Canada noon spot rate (or the rate published by the Bank of Canada around 4:30 p.m. when the Bank of Canada stops publishing noon rate) in effect on the first Banking Day of each calendar month. 7.11 Agency Fee The Borrower agrees to pay the Agent an annual agency fee, payable in advance on the Closing Date and annually on each anniversary date of the Closing Date thereafter during the term of this Agreement, in accordance with the provisions of the Fee Letter. 7.12 Other Fees The Borrower shall pay any other fees set forth in the Fee Letter in accordance with the provisions thereof. ARTICLE 8 LETTERS OF CREDIT 8.1 Letter of Credit Commitment Subject to the terms and conditions hereof, BNS, as initial Issuing Bank, on behalf of the Lenders, and in reliance on the agreements of the Lenders set forth in Section 8.2 agrees to issue, for the account of the Borrower, Letters of Credit in CDollars, USDollars or any other currency acceptable to the Issuing Bank under the Credit Facility on any Banking Day during the period from the date hereof until the date occurring one month prior to the Maturity Date; provided that

- 62 - the term of any Letter of Credit shall not exceed 364 days or end after the Maturity Date, the Letter of Credit Exposure in respect of such Letters of Credit shall not cause the then Total Commitment to be exceeded, and the Letter of Credit Exposure in respect of such Letters of Credit shall not exceed C$2,500,000 at any time. 8.2 Letter of Credit Participations The Issuing Bank irrevocably grants, and in order to induce the Issuing Bank to issue its Letters of Credit hereunder, each Lender irrevocably accepts and hereby purchases for its own account and risk from the Issuing Bank, on the terms and conditions hereinafter stated, an undivided interest equal to such Lender’s Participation in the Issuing Bank’s obligations and rights under each Letter of Credit issued hereunder and the amount of each draft paid by the Issuing Bank thereunder. Each Lender unconditionally and irrevocably agrees with the Issuing Bank that, on or before the close of business of the Issuing Bank, on each day on which a draft is paid under a Letter of Credit for which the Issuing Bank is not reimbursed in full by the Borrower in accordance with the terms of this Agreement, including, without limitation, pursuant to Section 8.8.1 (a “Participation Date”), such Lender will pay to the Agent for the account of the Issuing Bank at the Agent’s office specified in Section 9.1 such Lender’s Participation of any unpaid Reimbursement Obligation. This obligation of each Lender is unconditional and, for greater certainty, shall apply both before and after the occurrence of any Default or Event of Default, both before and after the Maturity Date and both before and after the termination or cancellation of the Total Commitment. The Issuing Bank shall notify the Agent and each Lender of the occurrence of a Participation Date, and the amount payable by it to the Issuing Bank based on such Lender’s Participation. Any such notice may be oral if promptly confirmed in writing (including telecopy). If any Lender fails to make any such payment on or prior to the first Banking Day after such Lender receives notice as provided above, then interest shall accrue on such Lender’s obligation to make such payment during the period from such Banking Day to the day such Lender makes such payment (or if earlier, the date on which the Borrower reimburses the Issuing Bank for such unpaid Reimbursement Obligation) at the rate specified in Section 6.1 of the Provisions; such interest shall be payable by such Lender. 8.3 Repayment of Participants Upon and only upon receipt by the Issuing Bank of funds from the Borrower in full or partial reimbursement of any draft paid under a Letter of Credit with respect to which any Lender has theretofore paid the Agent for the account of the Issuing Bank in full for such Lender’s participation pursuant to Section 8.2 and in full or partial payment of interest, commissions or fees on such draft paid under a Letter of Credit, the Issuing Bank will pay to such Lender, in the same funds as those received by the Issuing Bank, or net against any then due obligation of such Lender under Section 8.2 to make any payment to the Issuing Bank, such Lender’s Participation of such funds. 8.4 Role of the Issuing Bank The Issuing Bank will exercise and give the same care and attention to each Letter of Credit as it gives to its other letters of credit and similar obligations, and the Issuing Bank’s sole liability to each Lender shall be to distribute pursuant to Section 8.3 promptly, as and when received by

- 63 - the Issuing Bank, each Lender’s Participation of any payments made to the Issuing Bank by the Borrower. Each Lender agrees that, in paying any drawing under a Letter of Credit, the Issuing Bank shall not have any responsibility to obtain any document (other than as required by such Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of any Person delivering any such document. Neither the Issuing Bank nor any of its representatives, officers, employees or agents shall be liable to any Lender for (a) any action taken or omitted to be taken in connection herewith at the request or with the approval of the Majority Lenders, (b) any action taken or omitted to be taken in the absence of intentional or gross fault, (c) any recitals, statements, representations or warranties contained in any document distributed to any Lender, (d) the creditworthiness of the Borrower, or (e) the execution, effectiveness, genuineness, validity, or enforceability of any Letter of Credit, or any other document contemplated thereby. The Issuing Bank shall not incur any liability (i) by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a bank wire, telecopier or similar writing) believed by it to be genuine or to be signed by the proper party or parties or (ii) by acting as permitted under Section 8.12. The obligations of the Lenders hereunder are joint and not solidary, and no Lender shall be liable for the performance or non-performance of the obligations of any other Lender under this Article 8. In the event of intentional or gross fault on the part of the Issuing Bank in the payment of any draft under a Letter of Credit, the Issuing Bank shall repay to each Lender any amount paid by such Lender to the Issuing Bank pursuant to Section 8.2. 8.5 Obligations of Each Lender Absolute Each Lender acknowledges that its obligations to the Issuing Bank under this Article 8, including the obligation to purchase and fund a participation in the obligations and rights of the Issuing Bank under each Letter of Credit and any unpaid Reimbursement Obligation, is absolute and unconditional and shall not be affected by any circumstance whatsoever, including, without limitation, (i) the occurrence and continuance of a Default or an Event of Default, (ii) the fact that a condition precedent to the issuance of any Letter of Credit was not in fact satisfied, (iii) any failure or inability of any other Lender to purchase or fund such a participation hereunder, or (iv) any other failure by any other Lender to fulfil its obligations hereunder. Each payment by a Lender to the Issuing Bank for its own account or the Agent for the account of the Issuing Bank shall be made without any offset, compensation, abatement, withholding or reduction whatsoever. 8.6 Reinstatement and Survival Notwithstanding anything herein to the contrary, if the Issuing Bank is required at any time whether before or after the Maturity Date to make any payment under a Letter of Credit which was outstanding on or before the Maturity Date, each Lender shall pay over to the Issuing Bank, in accordance with the provisions of this Article 8, the amount of such Lender’s Participation of such amount. If the Issuing Bank is required at any time (whether before or after the Maturity Date) to return to the Borrower or to a trustee, receiver, liquidator, custodian or other similar official any portion of the payments made by or on behalf of the Borrower to the Issuing Bank in reimbursement of Reimbursement Obligations and interest thereon, each Lender shall, on demand of the Issuing Bank, forthwith pay over to the Issuing Bank for its account or the Agent for the account of the Issuing Bank such Lender’s Participation of such amount, plus interest thereon from

- 64 - the day such demand is made to the day such amount is returned by such Lender to the Issuing Bank at the rate specified in Section 6.1 of the Provisions. 8.7 Procedure for Issuance and Renewal of Letters of Credit 8.7.1 The Borrower may request the Issuing Bank, with a copy to the Agent, to issue a Letter of Credit under the Credit Facility by delivering to the Issuing Bank a commercial letter of credit application or a standby letter of credit application or a letter of guarantee application, as appropriate, on the Issuing Bank’s then customary form for a commercial letter of credit or standby letter of credit or letter of guarantee, respectively (each such form, as it may be modified from time to time, a “Letter of Credit Application”), completed to the reasonable satisfaction of the Issuing Bank, together with the proposed form of such Letter of Credit (which shall comply with the applicable requirements set forth herein) and such other certificates, documents and other papers and information as the Issuing Bank may reasonably request; provided that in the event of a conflict between this Agreement and the applicable Letter of Credit Application, this Agreement shall govern with respect to such conflict. 8.7.2 Following the date on which the Issuing Bank shall have received a Letter of Credit Application including the form of the Letter of Credit then requested, and such additional certificates, documents and other papers and information as the Issuing Bank may have reasonably requested in satisfaction of all conditions to the issuance thereof, the Issuing Bank shall, provided the conditions of Article 10 have been complied in all material respects with, issue such Letter of Credit (if the Borrower shall have requested that such Letter of Credit be issued immediately) or (if the Borrower shall have requested in the related Letter of Credit Application that such Letter of Credit be issued at a later date) the Agent shall notify the Borrower that the Issuing Bank shall, provided the conditions of Article 10 have been complied with in all material respects, issue such Letter of Credit on such later date, or that the Issuing Bank shall not issue such Letter of Credit by reason of a provision set forth herein. 8.7.3 The Borrower may request the extension or renewal for up to 364 days of a Letter of Credit issued for its account hereunder which is not automatically renewed in accordance with the terms contained therein, by giving written notice to the Agent and the Issuing Bank at least ten (10) Banking days prior to the then current expiry date of such Letter of Credit (provided that the Issuing Bank may accommodate notices on shorter notice in its sole discretion). If the conditions precedent in Section 10.2 shall have been fulfilled as required thereby, the Issuing Bank shall promptly issue such extension or renewal. 8.7.4 Notwithstanding anything to the contrary in this Agreement, the Issuing Bank shall have no obligation to extend or renew any Letter of Credit issued hereunder to a maturity date extending beyond the Maturity Date or at any time when a Default or an Event of Default has occurred and is continuing.

- 65 - 8.7.5 Each Letter of Credit shall be issued upon terms and conditions acceptable to the Issuing Bank and the Borrower. 8.7.6 In the event that on the Maturity Date there are any outstanding Letters of Credit under the Credit Facility, the Borrower shall thereupon provide the Issuing Bank with funds for the full amount of the Letter of Credit Exposure. 8.8 Reimbursement of the Issuing Bank 8.8.1 In the event that any drawing shall be made under any Letter of Credit, and if no Event of Default shall have occurred and be continuing, 8.8.1.1 the Issuing Bank shall promptly notify the Borrower of such payment and of the amount thereof; 8.8.1.2 the payment by the Issuing Bank of such drawing if made in CDollars shall constitute a Prime Rate Advance under the Credit Facility to the Borrower by the Lenders according to their respective Participation if such Letter of Credit was in CDollars. The payment by the Issuing Bank of such drawing if made in USDollars shall constitute a US Base Rate Advance under the Credit Facility to the Borrower by the Lenders according to their respective Participation if such Letter of Credit was issued in USDollars. The Borrower shall pay interest on any such Advance at the Prime Rate or at the US Base Rate, as applicable; 8.8.1.3 the Issuing Bank shall notify the Agent and the Agent shall notify each Lender by telecopier or by telephone (confirmed by telecopier) of such drawing and of the portion thereof constituting a Prime Rate Advance and of the portion thereof constituting a US Base Rate Advance, and immediately upon receipt of such notice, each Lender shall make its Participation, in CDollars or USDollars, as applicable, available to the Issuing Bank by wire transfer of immediately available funds to the office of the Issuing Bank specified in such notice. 8.8.2 In the event that any drawing shall be made under any Letter of Credit and a Default or an Event of Default shall have occurred and be continuing, no Prime Rate Advance or US Base Rate Advance, as applicable, shall be deemed to have been made in respect of such drawing and the Borrower (i) shall reimburse the Issuing Bank for the amount paid on each draft drawn under each Letter of Credit not later than the close of business on the day on which it receives notice of such drawing, and (ii) shall pay, (A) all charges and expenses relating to such drawing as may be payable in accordance with Section 8.9, and (B) interest at the rate specified in Section 8.10 on the amount of such drawing for the period commencing on the date of such drawing and ending on the date reimbursement is received by the Issuing Bank.

- 66 - 8.9 Commissions, Fees and Charges 8.9.1 The Borrower agrees to pay for each Letter of Credit which it has requested to be issued, to (A) the Issuing Bank (solely for the account of the Issuing Bank) a non-refundable fronting fee with respect to each Letter of Credit, in an amount equal to [Redacted] per annum of the face amount thereof, provided that such non-refundable fronting fee shall only be payable to the Issuing Bank with respect to any Letter of Credit while there is more than one (1) Lender under this Agreement during the period when such Letter of Credit is outstanding, and (B) the Agent for the account of each Lender, a non-refundable Letter of Credit Commission, computed at a rate equal to the Applicable Margin with respect to the calculation of Letter of Credit Commission times such Lender’s Participation of the aggregate amount available to be drawn under such Letter of Credit. 8.9.2 Such fronting fee, to the extent payable hereunder, shall be calculated based on the actual number of days elapsed in the period divided by the actual number of days of the year and is payable quarterly in advance, at the rate specified above and in the currency of such Letter of Credit, commencing on the date of issuance of such Letter of Credit and thereafter on the last day of each March, June, September and December so long as such Letter of Credit shall remain outstanding. The Letter of Credit Commission shall be payable quarterly in arrears for the number of days outstanding, at the rate specified above and in the currency of such Letter of Credit, commencing on the last day of each March, June, September and December and on the Maturity Date, so long as such Letter of Credit shall remain outstanding. 8.9.3 The Agent shall promptly distribute, at the end of each calendar quarter, all Letter of Credit Commissions received for the account of each Lender by the Agent during such calendar quarter, together with a statement from the Agent reconciling the collection and distribution of such commissions. 8.10 Interest on Amounts Disbursed under Letters of Credit The Borrower agrees to pay to the Issuing Bank interest on any and all amounts disbursed by the Issuing Bank under any Letter of Credit from the date of disbursement until reimbursed in full at the Prime Rate, if such Letter of Credit was in CDollars, or at the US Base Rate, if such Letter of Credit was in USDollars. Interest accrued hereunder shall be payable on demand. For the purposes of computing the number of days for which interest shall accrue on amounts disbursed under Letters of Credit, payments received by the Issuing Bank after 1:00 p.m., Montreal time, shall be deemed to have been received on the next following Banking Day. All payments (including prepayments) by the Borrower to the Issuing Bank, whether on account of the Borrower’s reimbursement obligation under this Section 8.10 or interest thereon, on account of any fees due hereunder or otherwise, shall be made in the currency of the Letter of Credit and in immediately available funds without set off, compensation or counterclaim to the Issuing Bank.

- 67 - 8.11 Further Assurances The Borrower hereby agrees from time to time, to do and perform any and all acts and to execute any and all further instruments required or reasonably requested by the Issuing Bank to more fully effect the purposes of this Article 8 and the issuance of the Letters of Credit hereunder. 8.12 Nature of Obligations; Indemnities 8.12.1 The obligations of the Borrower hereunder shall be absolute and unconditional under any and all circumstances and irrespective of any set off, compensation, counterclaim or defense to payment which the Borrower may have or have had against the Issuing Bank or any beneficiary of a Letter of Credit. The Borrower assumes all risks of the acts or omissions of the users of the Letters of Credit and all risks of the misuse of the Letters of Credit. Neither the Issuing Bank, nor any of its correspondents shall be responsible: (i) for the form, validity, sufficiency, accuracy, genuineness or legal effect of any document specified in any Letter of Credit Application, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged; (ii) for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign any of the Letters of Credit or any of the rights or benefits thereunder or proceeds thereof in whole or in part, which may prove to be invalid or ineffective for any reason; (iii) for failure of any draft to bear any reference or adequate reference to any of the Letters of Credit, or failure of anyone to note the amount of any draft on the reverse of any of the Letters of Credit or to surrender or to take up any of the Letters of Credit or to send forward any such document apart from drafts as required by the terms of any of the Letters of Credit; (iv) for error, omissions, interruptions or delays in transmission or delivery of any messages, by mail, email, cable, telegraph, telex or otherwise, whether or not they be in cipher; (v) for any error, neglect, default, suspension or insolvency of any correspondents of the Issuing Bank; (vi) for error in translation or for errors in interpretation of technical terms; (vii) for any loss or delay, in the transmission or otherwise, of any such document or draft or of proceeds thereof; or (viii) for any other circumstances whatsoever in making or failing to make payment under a Letter of Credit; provided that in each of the circumstances referred to in clauses (i) through (viii) above the Borrower shall have nevertheless and notwithstanding the foregoing a claim against the Issuing Bank, and the Issuing Bank shall be liable to the Borrower, to the extent, but only to the extent, of any direct, as opposed to indirect, damages suffered by the Borrower which the Borrower proves were caused by the Issuing Bank’s intentional or gross fault. None of the above shall affect, impair or prevent the vesting of any of the rights or powers of the Issuing Bank. 8.12.2 In furtherance and extension and not in limitation of the specific provisions hereinabove in this Article 8 set forth, (i) any action taken or omitted by the Issuing Bank or by any of its correspondents under or in connection with any of the Letters of Credit, if taken or omitted in good faith and without intentional or gross fault, shall be binding upon the Borrower and shall not put the Issuing

- 68 - Bank or its correspondents under any resulting liability to the Borrower, and (ii) the Issuing Bank may, without intentional or gross fault, accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary; provided, that if the Issuing Bank shall receive written notification from both the beneficiary of a Letter of Credit and the Borrower that sufficiently identifies (in the opinion of the Issuing Bank) documents to be presented to the Issuing Bank which are not to be honoured, the Issuing Bank agree that they will not honour such documents. 8.12.3 The Borrower hereby agrees at all times to protect, indemnify and save harmless the Issuing Bank and each Lender participating in a Letter of Credit, from and against any and all claims, actions, suits and other legal proceedings, and from and against any and all losses, claims, demands, liabilities and damages, which it may, at any time, sustain or incur by reason of or in consequence of or arising out of the issuance of any of the Letters of Credit issued for its account (all of the foregoing, collectively, the “indemnified liabilities”), it being the intention of the parties that this Agreement shall be construed and applied to protect and indemnify the Issuing Bank and each Lender participating in a Letter of Credit against any and all risks involved in the issuance of all of the Letters of Credit, all of which risks, whether or not foreseeable, being hereby assumed by the Borrower, including, without limitation, any and all risks of all acts by any Governmental Authority and any and all claims by correspondents used in connection with a Letter of Credit, provided that the Borrower shall not have any obligation hereunder to an indemnified party with respect to indemnified liabilities arising from the intentional or gross fault of such indemnified party. Neither the Issuing Bank nor any Lender shall, in any way, be liable for any failure by it or anyone else to pay a draft drawn under any of the Letters of Credit as a result of any acts, whether rightful or wrongful, of any Governmental Authority or any correspondent used in connection with a Letter of Credit or any other cause not readily within its control or the control of its respective correspondents. Without limiting the generality of the foregoing, the Borrower shall be responsible for, and shall reimburse the Issuing Bank forthwith upon its receipt of any demand therefor, any and all commissions, fees and other charges paid or payable by the Issuing Bank to any foreign lender which shall be an advising lender or a beneficiary of a Letter of Credit which shall, in reliance thereon, have issued its own letter of credit in respect of obligations of the Borrower. 8.13 Payments upon any Event of Default The Borrower agrees that upon the occurrence and during the continuance of any Event of Default, in addition to all its other rights and remedies, the Issuing Bank shall, at the request, or may with the consent of the Majority Lenders, by notice to the Borrower, demand immediate delivery of cash collateral and the Borrower agrees to deliver such cash collateral upon demand, in an amount equal to the maximum amount that may be available to be drawn at any time prior to the stated expiry of all outstanding Letters of Credit issued for the account of the Borrower,

- 69 - provided that such cash collateral shall be immediately due and payable upon the occurrence of any Event of Default described in Section 13.1.8. Such cash collateral shall be deposited in a special cash collateral account to be held by the Issuing Bank as collateral security and as a pledge for the payment and performance of the Borrower’s obligations under this Agreement to the Issuing Bank and the Lenders under the Credit Facility. ARTICLE 9 PAYMENTS, TAXES, EXPENSES AND INDEMNITY 9.1 Payments to Agent Unless otherwise specifically provided for, the Borrower shall make each payment (other than payments in respect of the Swingline Loan) pursuant to this Agreement before 1:00 p.m. (Montreal time) on the day specified for payment. All such payments shall be made by the Borrower in immediately available funds having same day value to, unless otherwise specifically provided for herein, the Agent, for its account or for the account of the Lenders, at the Branch of Account. Whenever a payment is due to be made on a day that is not a Banking Day, the day for payment shall be the following Banking Day. 9.2 Payments to Swingline Lender Unless otherwise specifically provided for, the Borrower shall make each payment due to the Swingline Lender pursuant to this Agreement before 1:00 p.m. (Montreal time) on the day specified for payment. All such payments shall be made by the Borrower in immediately available funds having same day value to the Swingline Lender, for its own account, at the Branch of Account, or at any other office and in the accounts designated from time to time by the Swingline Lender. Whenever a payment is due to be made on a day that is not a Banking Day, the day for payment shall be the following Banking Day. 9.3 Payments by Lenders to Agent All payments to be made by any Lender to the Agent shall be made in immediately available funds having same day value to the Agent, for the Borrower’s account (unless otherwise specified), at the Branch of Account, and at the time designated herein. 9.4 Payments by Agent to Borrower Any payments received by the Agent from the Lenders for the account of the Borrower shall be advanced by the Agent in funds having same day value to the Borrower on the date of receipt, or if such date is not a Banking Day or if received after 1:00 p.m. on a Banking Day, on the next Banking Day, to the Current Account designated in writing from time to time by the Borrower to the Agent. 9.5 Distribution to Lenders Except as otherwise indicated herein, all payments made to the Agent by the Borrower for the account of the Lenders in connection herewith shall be distributed on the same day or, if such day is not a Banking Day or if received after 1:00 p.m. on a Banking Day, on the next Banking

- 70 - Day, by the Agent in funds having same day value among the Lenders to the accounts last designated in writing by the Lenders respectively to the Agent pro rata in accordance with their Participation. 9.6 Currency of Payment Principal, interest and interest on overdue amounts on any SOFR Loan or US Base Rate Loan payable by the Borrower shall be paid in USDollars and principal, interest and interest on overdue amounts on any CORRA Loan or Prime Rate Loan shall be paid in CDollars. Letters of Credit denominated in USDollars shall be paid in USDollars, Letters of Credit denominated in CDollars shall be paid in CDollars and Letters of Credit denominated in any other currency shall be paid in CDollars. All other amounts payable by the Borrower under this Agreement shall be payable in CDollars. 9.7 Set-Off The Borrower shall make all payments hereunder regardless of any counterclaim, compensation or set-off. 9.8 Taxes The Borrower shall make all payments required under this Agreement free and clear of, and exempt from, and without deduction for, or on account of, any Tax. 9.9 Application of Payments Before an Event of Default All payments made by or on behalf of the Borrower to the Agent for the account of the Lenders pursuant to this Agreement shall, in each instance prior to the occurrence and continuance of a Default or an Event of Default, be applied by the Agent, as applicable, in the following order: 9.9.1 to amounts due hereunder other than those amounts described in Sections 9.9.2 and 9.9.3; 9.9.2 to amounts due to the Lenders pursuant to Article 7; and 9.9.3 to repayments of other amounts due in respect of the Loans. 9.10 Application of Payments and Proceeds of Realization of Assets After an Event of Default All payments and proceeds of realization of Collateral received by the Agent after the occurrence and continuance of a Default or an Event of Default shall be applied against the outstanding Obligations in the following order: 9.10.1 in payment of all costs and expenses incurred by the Agent and the Lenders in connection with such realization, including legal, accounting and other professional fees and disbursements;

- 71 - 9.10.2 in payment, on a pari passu basis, of all outstanding Obligations owed to the Agent, the Lenders, the Permitted Hedge Providers and the holders of any Bank Product Debt under the Loan Documents; 9.10.3 if all Obligations have been paid and satisfied in full, any surplus shall be paid to the Borrower, or as otherwise required in accordance with Applicable Law. 9.11 Supplying Documents and Indemnity 9.11.1 Each Obligor shall supply all statements, reports, certificates, opinions, appraisals and other documents or information required to be furnished to the Lenders or the Agent pursuant to this Agreement and the other Loan Documents without cost to any Lender or to the Agent. 9.11.2 Without prejudice to the rights of the Lenders under the provisions of Section 7.8, the Borrower agrees to indemnify each Lender against any loss or expense which it may sustain or incur in obtaining or redeploying deposits as a result of the failure by the Borrower to pay when due any principal of the Loans or for any reason to borrow in accordance with a Notice of Borrowing given by the Borrower, to the extent that any such loss or expense is not recovered pursuant to any other provisions hereof. A certificate of a Lender or the Agent setting forth the basis for the determination of the interest due on overdue principal or interest and of the amounts necessary to indemnify such Lender in respect of such loss or expense, submitted to the Borrower, shall be conclusive and binding for all purposes except in case of manifest error. 9.11.3 Notwithstanding any other provision of this Agreement, if for any reason, including the acceleration of the maturity of the Loans or as a result of the application of Section 3.3 or Section 3.4 of the Provisions, the Borrower prepays, repays or converts all or any portion of the Daily Compounded CORRA Loan, Term CORRA Loan or SOFR Loan on a day other than the last day of the then current Interest Period applicable to the Daily Compounded CORRA Loan, Daily Compounded CORRA Loan Portion, Term CORRA Loan, Term CORRA Loan Portion, SOFR Loan or SOFR Loan Portion, or if the Borrower, having given a Notice of Borrowing requesting a CORRA Advance or SOFR Advance, fails for any reason to fulfil on or before the Drawdown Date for such Borrowing the applicable conditions set forth in Article 10 the Borrower shall on demand pay to the Agent, for the account of each Lender, the amount required to indemnify such Lender for any loss, cost or expense incurred by such Lender as a result of such payment or conversion or failure to fulfil such conditions including, without limitation, any loss or expense incurred in liquidating or in maintaining or redeploying deposits or other funds obtained by such Lender to fund or maintain the Daily Compounded CORRA Loan, Daily Compounded CORRA Loan Portion, Term CORRA Loan, Term CORRA Loan Portion, SOFR Loan or SOFR Loan Portion. A certificate of a Lender setting out the basis of the determination of the amount necessary to indemnify it shall, in the absence of manifest error, be conclusive

- 72 - and binding for all purposes unless contested in good faith within 30 days from receipt. 9.11.4 Notwithstanding any other provision of this Agreement, if for any reason, including the acceleration of the maturity of the Loans or as a result of the application of Section 3.3 or Section 3.4 of the Provisions, a Permitted Hedging Agreement is terminated on a day other than the maturity date thereof, the Borrower shall on demand pay to each Lender party to such Permitted Hedging Agreement the amount required to indemnify such Lender for any loss, cost or expense incurred by it as a result of such early termination. Such indemnity shall be calculated in accordance with the provisions of any applicable ISDA Master Agreement. A certificate of a Lender setting out the basis of the determination of the amount necessary to indemnify it shall, in the absence of manifest error, be conclusive and binding for all purposes. 9.12 Non-Receipt by Agent Without prejudice to the rights of the Agent under Article 6 of the Provisions, where a sum is to be paid hereunder to the Agent for the account of another party hereto, the Agent shall not be obliged to make the same available to that other party hereto until it has been able to establish that it has actually received such sum. 9.13 Survival of Indemnification Obligations Without prejudice to the survival or termination of any other agreement of the Borrower under this Agreement, the obligations of the Borrower under Sections 8.12.3 and 9.11, Sections 3.1 and 3.2 of the Provisions and Article 8 of the Provisions shall survive the execution hereof, the termination of the Credit Facility and the repayment in full of the Loans. ARTICLE 10 CONDITIONS OF LENDING 10.1 Conditions Precedent to the Effectiveness of this Agreement This effectiveness of this Agreement is subject to and conditional upon the prior fulfilment of the following conditions to the satisfaction of the Agent, the Lenders and the Lenders’ Counsel: 10.1.1 The Agent shall have received from the Borrower, the following, each dated as of a date satisfactory to the Lenders and in form and substance satisfactory to the Lenders and the Lenders’ Counsel: 10.1.1.1 this Agreement duly executed by the Obligors, the Lenders and the Agent; 10.1.1.2 certified copies (by way of bring down certificates or otherwise) of the constating or organization documents and by-laws of each Obligor and of all documents and resolutions evidencing necessary corporate or limited liability company action of the

- 73 - Obligors approving and authorizing the execution, delivery and performance of this Agreement and evidencing any other necessary corporate action with respect to this Agreement and approving and authorizing the manner in which and by whom the foregoing documents are to be executed and delivered; 10.1.1.3 a certificate of status, compliance, attestation, good standing or like certificate with respect to each Obligor issued by the appropriate government officials of the jurisdiction of its incorporation and each jurisdiction in which it carries on business, if applicable; 10.1.1.4 copies of any and all necessary governmental, regulatory and other third party authorizations and approvals required with respect to this Agreement and the other Loan Documents; 10.1.1.5 a certificate of a Responsible Officer of each Obligor certifying the names and true signature of the officers of each Obligor authorized to sign this Agreement, the other Loan Documents and any other documents or certificates to be delivered pursuant to this Agreement; 10.1.1.6 a certificate of a Responsible Officer of the Borrower to the effect that, to the best of his knowledge after reasonable inquiry, all representations and warranties of each Obligor set forth in Article 2 hereof and in each other Loan Document are true in all material respects as of the initial Drawdown Date and no Default or Event of Default has occurred and is continuing hereunder; 10.1.1.7 a Compliance Certificate confirming compliance by the Borrower, on a pro forma basis, of the financial ratios set forth in Section 11.2; 10.1.1.8 a favourable opinion of Canadian counsel to the Obligors, addressed to the Agent, the Lenders and Lenders’ Counsel in respect of the Borrower and this Agreement and the transaction contemplated thereby; 10.1.1.9 a favourable opinion of each of US counsel to the US Obligors, addressed to the Agent, the Lenders and Lenders’ Counsel in respect of the US Obligors; 10.1.1.10 receipt of IQ consent under the IQ Subordination Agreement; 10.1.1.11 a favourable opinion of Lenders’ Counsel, addressed to the Agent and to each Lender; and

- 74 - 10.1.1.12 all other information the Agent or the Lenders may require in respect of the Obligors and their respective Assets. 10.1.2 the Lenders shall be satisfied in their entire discretion that no event or circumstance has occurred since March 31, 2023 which could have a Material Adverse Effect; 10.1.3 each of the Security Documents or financing statements, notices or applications in respect thereof, shall have been duly registered, filed and recorded against all Assets of the Obligors and in all other places and in all jurisdictions which the Lenders shall require and the Agent shall have received evidence satisfactory to the Lenders and Lenders’ Counsel of such registrations, recordings or filings and that the Liens thereunder constitute valid, effective and perfected first ranking Liens, subject only to Permitted Liens; 10.1.4 there shall be no litigation, action or other legal proceeding pending or known, after due inquiry, by any of the Obligors to be threatened, and no outstanding judgments, injunctions or directives, in each case against any of the Obligors or any of their respective Assets, other than any such litigation, action or legal proceeding or any such judgment, injunction or directive which could, taken alone or together, if determined adversely, reasonably be expected not to have a Material Adverse Effect; 10.1.5 the Agent shall have received the results of Lien searches of all filings, registrations or recordings of or with respect to all the Assets of the Obligors and their respective predecessors in each jurisdiction in which their respective Assets are located or have an office, together with such other documents that the Lenders shall require evidencing, to the entire satisfaction of the Lenders and Lenders’ Counsel, that all such Assets are free and clear of all Liens, other than Permitted Liens; 10.1.6 the Agent shall have received such additional financial and other information, certificates and documentation as the Lenders may reasonably request in respect of any Obligor in order for the Lenders to comply with legal and internal requirements in respect of money laundering legislations, proceeds of crime legislation and “know your customer” requirements; 10.1.7 each Lender shall be satisfied with its full business (including Material Contracts, claims, lawsuits and key management contracts) and insurance coverage due diligence with respect to each Obligor; 10.1.8 all amounts due and payable by the Borrower, including the legal fees of the Agent and the Lenders, shall have been paid concurrently with the signature of this Agreement; and 10.1.9 the Agent and the Lenders shall have received such other information, certificates and documentation as they may reasonably request

- 75 - 10.2 Conditions Precedent to each Advance The obligation of each Lender to make each Advance (including the initial Advance and any Conversion Advance) hereunder is subject to and conditional upon the prior fulfilment of the following conditions to the satisfaction of the Lenders and of the Agent: 10.2.1 the Agent shall have received, as applicable, a Letter of Credit Application or a Notice of Borrowing prior to any Drawdown Date or a Notice of Conversion prior to any Conversion Date; 10.2.2 on the date of each such Advance or Conversion Advance or of the issuance of each Letter of Credit, as applicable, the following statements shall be true to the satisfaction of the Agent, and the acceptance by the Borrower of the proceeds of such Advance or Conversion Advance or the issuance of such Letter of Credit, as applicable, shall be deemed to constitute a representation and warranty by the Borrower that on the date of such Advance or Conversion Advance or the issuance of a Letter of Credit such statements are true: 10.2.2.1 the representations and warranties contained in Article 2 are true and correct in all material respects on and as of the date of such Advance or Conversion Advance or the issuance of such Letter of Credit, as though made on and as of such date; 10.2.2.2 no event has occurred and is continuing, or would result from such Advance or Conversion Advance or the issuance of such Letter of Credit, as applicable, which constitutes a Default or an Event of Default; and 10.2.2.3 no event or circumstance has occurred or is reasonably likely to occur which would have a Material Adverse Effect. 10.3 Waiver The terms and conditions of Sections 10.1 and 10.2 are inserted for the sole benefit of the Lenders and may be waived by the Agent on instruction from the Majority Lenders in whole or in part, with or without terms or conditions, in respect of any Advance or Conversion Advance or the issuance of any Letter of Credit, as applicable, without prejudicing the right of the Lenders to assert these terms and conditions in whole or in part in respect of any subsequent Advance or Conversion Advance or any other issuance of a Letter of Credit, as applicable. ARTICLE 11 COVENANTS 11.1 Affirmative Covenants So long as any amount owing under this Agreement or the other Loan Documents remains unpaid or any Lender has any Commitment under this Agreement, and unless consent is given in accordance with Section 15.5, each Obligor covenants and agrees that:

- 76 - 11.1.1 Duly Pay and Perform: it will duly and punctually pay all sums of money due by it under the terms of this Agreement, the other Loan Documents or otherwise at the times and places and in the manner provided for by this Agreement, the other Loan Documents or any other applicable agreement and shall duly and punctually perform and observe in all material respects all other obligations on its part to be performed or observed hereunder or thereunder at the times and in the manner provided for herein or therein; 11.1.2 Payment of Taxes: it will promptly cause to be paid and discharged all lawful Taxes assessed against it or imposed upon its income and profits, or upon any of its Assets, before the same shall become in default, as well as all lawful claims for labour, materials and supplies which, if unpaid, might become a Lien other than a Permitted Lien upon such Assets or any part thereof, provided, however, that it shall not be required to cause to be paid and discharged any such Tax or lawful claims as long as the amount or validity thereof shall be Properly Contested; 11.1.3 Books and Records: it shall at all times keep proper books and records in a manner to allow its financial statements to be prepared in all material respects in accordance with IFRS; 11.1.4 Material Contracts: it shall advise the Agent of the expiry, termination or non-renewal of any Material Contract, except if such expiry, termination or non-renewal could not reasonably be expected to have a Material Adverse Effect; 11.1.5 Permit Inspections: it shall permit the Agent, upon five (5) Banking days prior written notice or with no prior notice following the occurrence of an Event of Default that has not been waived and at the expense of the Obligors, by its representatives and agents, to visit or inspect any of its Assets no more than twice per year or at such frequency after the occurrence and during the continuance of an Event of Default as the Agent may determine, including, without limitation, corporate books, computer files and tapes and financial records, to examine and make copies of its books of accounts and other financial records and to discuss its affairs, finances and accounts with, and to be advised as to the same by, its senior officers, all at such reasonable times during normal business hours and intervals as the Agent may designate, but subject always to the security requirements of the Obligors in effect from time to time; 11.1.6 Preservation of Corporate Existence and Related Matters: it shall at all times cause to be done all things necessary to preserve and keep in full force and effect its corporate or limited liability company existence, subject to any corporate reorganization which would be required in connection with a Permitted Acquisition and all rights, franchises, licences and privileges necessary to the conduct of its business; conduct its business substantially as presently conducted and qualify and remain qualified as a foreign corporation or limited liability company and authorized to do business in each jurisdiction

- 77 - which requires such qualification and authorization, except where failure to do so could not reasonably be expected to have a Material Adverse Effect; 11.1.7 Operation and Maintenance of Assets: it shall operate, maintain and preserve in good repair, working order and condition (ordinary wear and tear and damage by casualty excepted), all its Assets necessary for the proper conduct of its business, except where failure to do so could not reasonably be expected to have a Material Adverse Effect; 11.1.8 Compliance with Laws, including Environmental Laws; Notices: it shall at all times comply with all Applicable Laws including, without limitation, all Applicable Laws and Environmental Laws of any jurisdiction applicable to it or any of its Assets, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect; it will maintain in effect and enforce policies and procedures designed to ensure compliance by US Obligors, their Subsidiaries and their respective directors, officers, employees and agents with all Anti-Corruption Laws, Anti-Money Laundering Laws and applicable Sanctions; it shall provide Agent and the Lenders (i) any information regarding Borrower, each other Obligor, and each of their respective owners, Affiliates, and Subsidiaries necessary for the Agent and each Lender to comply in all material respects with all applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions; subject however, in the case of Affiliates, to the Borrower’s ability to provide information applicable to them and (ii) without limiting the foregoing, notification of any change in the information provided in the Beneficial Ownership Certification that would result in a change to the list of beneficial owners identified therein; 11.1.9 New Subsidiaries: within fifteen (15) days after any Person having become a Subsidiary, the Borrower shall notify the Agent that such Person has become a Subsidiary (and such notice shall mention any designation of such Subsidiary as a Non-Guarantor Subsidiary, if applicable) and furnish the Agent all details thereof such as name, date and jurisdiction of incorporation, names of shareholders or other owners and percentages of ownership, description of businesses and addresses, and provide an updated Schedule 2.1.22 reflecting such Subsidiary and, shall, within thirty (30) days after such Person having become a Subsidiary, except if such Subsidiary has been designated as a Non-Guarantor Subsidiary, shall cause to be executed and delivered by such Subsidiary to the Agent a Guarantee Agreement and such other Security Documents and other Loan Documents reasonably requested by the Agent consistent with the terms of this Agreement, including an acknowledgement and consent by such Subsidiary to this Agreement, and such other documents or information as the Agent shall reasonably request including, without limitation, officer’s certificates, financial statements, search reports, resolutions, charter documents, legal opinions and any other documents referred to in Section 10.1, all in form and substance reasonably satisfactory to the Agent, the Lenders and Lenders’ Counsel;

- 78 - 11.1.10 Security Documents: it shall ensure at all times that all of its present and future Obligations are fully secured by valid and enforceable first ranking Liens for the benefit of the Agent and the Lenders on its Collateral, subject only to Permitted Liens, as and in the manner required by Article 12; and do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all such additional and future acts, deeds, instruments and assurances as are necessary, or as the Agent or any Lender may reasonably require, to document, consummate and comply with this Section 11.1.10 and Article 12; 11.1.11 Bank Accounts: in consideration of the Lenders authorizing it to collect its claims until such authorization is withdrawn in accordance with the provisions of the Security Documents, each Obligor shall maintain all of its Canadian bank accounts and other Canadian banking services, including Treasury Management Services for risk management purposes, but excluding commercial credit card and merchant card services, exclusively with the Lenders, provided that, in the event that any such Canadian bank account is held with a Lender other than BNS and in respect of any bank accounts maintained or used by a US Obligor with a US financial institution, such bank accounts shall be subject to an account control agreement to the extent required pursuant to Section 12.1.4, as applicable. Notwithstanding the above, the bank accounts of any target acquired pursuant to a Permitted Acquisition may remain opened for a period of twelve (12) months following completion of such Permitted Acquisition. 11.1.12 Minimum Value of the Obligors: The Adjusted EBITDA and the total Assets of the Non-Guarantor Subsidiaries shall never represent more than fifteen percent (15%) of (i) the Adjusted EBITDA of the Borrower, or (ii) the total Assets of the Borrower, each on a consolidated basis. 11.1.13 ERISA: in the case of the US Obligors, promptly pay and discharge all obligations and liabilities arising under ERISA of a character which if unpaid or unperformed could reasonably be expected to have a Material Adverse Effect or in the imposition of a Lien against any of its Property, and promptly notify the Agent of the occurrence of any event with respect to any Plan which would result in the incurrence by it of any material liability, fine or penalty, or any material increase in its contingent liability with respect to any post-retirement Welfare Plan benefit which, in all cases, could reasonably be expected to have a Material Adverse Effect. 11.1.14 Patriot Act: in the case of the US Obligors, the Borrower acknowledges and agrees that pursuant to the provisions of the USA Patriot Act (Title III of the Pub. L. 107-56) (the “Patriot Act”), the Agent and any Lender may be required to obtain, verify and record information with respect to the US Obligors; and the Borrower hereby agrees to cooperate with the Agent and each Lender and provide them with all information they may require in order to fulfil their obligations under the Patriot Act; and without limiting the generality of the foregoing, the Borrower agrees to use commercially reasonable efforts to obtain

- 79 - the consent of any of its officers, directors and employees whose consent to the disclosure of any such information is required under applicable privacy legislation in Canada. 11.1.15 Post-Closing Matters: it will take all actions and provide the Agent with the documents listed on Schedule 11.1.15 in form and substance reasonably satisfactory to the Agent, within the delay provided in Schedule 11.1.15 in respect of each action and document. 11.1.16 Other Information: furnish to the Agent such other documents, reports and information respecting its condition or operations, financial or otherwise, or its Assets, as the Agent may from time to time reasonably request. 11.2 Financial Covenants 11.2.1 So long as any amount owing under this Agreement or the other Loan Documents remains unpaid or any Lender has any commitment under this Agreement, and unless consent is given in accordance with Section 15.5, the Borrower shall, as of each testing date set forth below: 11.2.1.1 Senior Debt to Adjusted EBITDA Ratio: maintain at all times a ratio of Senior Debt to Adjusted EBITDA not exceeding 3.75:1.00; 11.2.1.2 Total Debt to Adjusted EBITDA Ratio: maintain at all times a ratio of Total Debt to Adjusted EBITDA not exceeding 4.75:1.00; and 11.2.1.3 Fixed Charge Coverage Ratio: maintain at all times a Fixed Charge Coverage Ratio of not less than 1.25:1.00. If the Borrower proceeds with a Permitted Acquisition for an amount exceeding [Redacted], the ratios set forth in Sections 11.2.1.1 and 11.2.1.2 will be increased by 0.50 for a period of twelve months following such Permitted Acquisition, with the result that the Borrower shall be required to maintain, as of the end date of the quarter during which such Permitted Acquisition is being made and each of the three following quarter-ends thereafter, a ratio of Senior Debt to Adjusted EBITDA not exceeding 4.25:1.00 and a ratio Total Debt to Adjusted EBITDA not exceeding 5.25:1.00. Each of the ratios described in Section 11.2.1 shall be calculated quarterly on the last day of each full fiscal quarter of the Borrower on a rolling twelve (12) month basis, based on the consolidated financial statements of the Borrower.

- 80 - 11.3 Negative Covenants So long as any amount owing under this Agreement or the other Loan Documents remains unpaid or the Borrower is entitled to borrow under this Agreement, unless consent is given in accordance with Section 15.5, each Obligor covenants and agrees not to: 11.3.1 Debt: create, incur, assume or suffer to exist any Debt, other than Permitted Debt. 11.3.2 Liens: create, incur, assume or suffer to exist any Lien on any of its Assets other than Permitted Liens; 11.3.3 Mergers, Etc.: merge or consolidate with any other Person or enter into any transaction or series of transactions (whether by way of reconstruction, reorganization, consolidation, amalgamation, winding up, merger, transfer, sale, lease or otherwise) whereby all or any substantial part of its undertaking or Assets would become the property of any other Person or, in the case of any such amalgamation, arrangement or merger, of the continuing corporation resulting therefrom; nor whereby it acquires all or substantially all of the Assets or business of any other Person; unless, in each case, an Obligor is the surviving entity and: 11.3.3.1 no Default exists immediately prior to, or would exist upon effecting, such amalgamation, sale or transaction or series of transactions; 11.3.3.2 the relevant Obligor shall have expressly assumed in writing in favour of the Agent and the Lenders all the Obligations of the predecessor Persons, in the case of an amalgamation, or the seller or transferor, in the case of a sale, merger or transfer, and shall have executed, signed and delivered all deeds and documents, effected such registrations and done such other acts and things as, in the opinion of the Agent, the Lenders and Lenders’ Counsel, are necessary to create, preserve or protect valid and effective first-ranking Liens for the benefit of the Agent on all the Collateral of the Person resulting from the amalgamation or the purchaser or transferee, subject only to Permitted Liens, all in form and substance reasonably satisfactory to the Agent, the Lenders and Lenders’ counsel; and 11.3.3.3 the Agent shall have received all deeds, documents and instruments referred to in Section 11.3.3.2, and an opinion of counsel to the Borrower in form and substance reasonably acceptable to the Agent, as appropriate. 11.3.4 Disposal of Assets Generally: make any Asset Disposition to any Person (except for any Asset Dispositions to another Obligor) for an aggregate amount exceeding C$2,500,000 during any fiscal year of the Borrower, except if the

- 81 - proceeds of such Asset Disposition are reinvested, or used to repay the Credit Facility, within one hundred and eighty (180) days of such Asset Disposition in accordance with Section 6.1.2, and provided further that if the Asset Disposition to another Obligor relates to substantially all of the property or assets of the transferor, the latter (if not the Borrower) may wind-up or dissolve itself after completion of such disposition; 11.3.5 Acquisitions: make any acquisitions of any majority portion of the Capital Stock of any Person or acquire all or substantially all of the enterprise of a Person or otherwise create or acquire new Subsidiaries, except for (i) Permitted Acquisitions, and (ii) transactions permitted in Section 11.3.3, in each case only if at the time of any such transaction and immediately thereafter there is no Default or Event of Default. For greater clarity, any acquisition in excess of [Redacted] shall be subject to Lenders’ consent and to the delivery of a satisfactory quality of earnings report on the target; 11.3.6 Investments: make any investments in the Capital Stock of any Person for an aggregate amount in excess of C$10,000,000, except for investments (i) in the Capital Stock of a Subsidiary, or (ii) for the purpose or in the context of a Permitted Acquisition (but without duplication), only if at the time of any such transaction and immediately thereafter there is no Default or Event of Default; 11.3.7 Change in Business: cease its business or change the nature of the Business; 11.3.8 Limitations on Financial Assistance: provide financial assistance in an aggregate amount exceeding C$1,000,000 at any given time during the term of the Credit Facility including by way of advances, loans or guarantees, to any shareholders or directors or any other Person other than (i) to or for the benefit of another Obligor and (ii) to secure performance, warranty and indemnity obligations of any other Obligor or their respective Subsidiaries under or in connection with a contract with any customer of such Obligor or Subsidiary; 11.3.9 Ownership Control: sell, transfer or otherwise dispose of, or permit the sale, transfer or other disposition of Capital Stock of any Obligor unless the transferee is an Obligor or any new Subsidiary who becomes an Obligor after giving effect to the requirements of Section 11.1.9, nor change or permit any Change of Control of any Obligor, unless such Change of Control is in favour of another Obligor or any new Subsidiary who becomes an Obligor after giving effect to the requirements of Section 11.1.9; 11.3.10 Constating Documents: amend, supplement or terminate any constating document of any Obligor or any provision thereof in a manner which may materially and adversely affect the rights and remedies of the Agent or the Lenders under this Agreement or any other Loan Documents; 11.3.11 Financial Year: change the Borrower’s fiscal year;

- 82 - 11.3.12 Transactions with Affiliates, Etc.: directly or indirectly (a) purchase, acquire or lease any Asset from, (b) sell, transfer or lease any Asset to, or (c) permit any of its Subsidiaries to purchase, acquire or lease any Asset from, or sell, transfer or lease any Asset to, any Affiliate of any Obligor, except for: 11.3.12.1 such purchases, sales, acquisitions, leases and transfers at prices and on terms not less favourable to the relevant Obligor than those which would have been obtained in a comparable Arm’s Length transaction with a Person that is not an Affiliate; 11.3.12.2 purchases, sales, acquisitions, leases and transfers between the Borrower and any of its Subsidiaries or between such Subsidiaries, provided any such Subsidiary is a Guarantor; and 11.3.12.3 transactions otherwise permitted hereunder. 11.3.13 Compromise of Accounts Receivable: compromise or adjust, or permit any of its Subsidiaries to compromise or adjust, any of its accounts receivable or extend the time for payment thereof or grant any discounts, allowances or credits thereon, in each case other than in the normal course of business; 11.3.14 Business Outside Certain Jurisdictions: have its domicile and head or registered office or any place of business or keep or store, or permit any of its Subsidiaries to have its domicile, chief executive office and head office or any place of business or keep or store, any corporeal Assets outside of those jurisdictions set forth in Schedule 2.1.22, except upon fifteen (15) days’ prior written notice thereof to the Agent and then only if the relevant Obligor has done all such acts and things and executed and delivered all such deeds, transfers, assignments and instruments as the Agent may reasonably require for creating and perfecting a first ranking Lien (subject only to Permitted Liens) for the benefit of the Lenders in its Assets to the satisfaction of the Agent and the Lenders; 11.3.15 Corporate Structure: modify or permit any of its Subsidiaries to modify its issued or authorized Capital Stock nor issue or permit any of its Subsidiaries to issue Capital Stock or any options, warrants or securities convertible into Capital Stock other than to an Obligor or in the context of a Permitted Acquisition; 11.3.16 Hedging Agreements: enter into any Hedging Agreement, other than Permitted Hedging Agreements; 11.3.17 Distributions to Shareholders: declare, make or pay or set aside for payment any dividends upon any of its Capital Stock, or purchase, redeem, retire or otherwise acquire, directly or indirectly, any shares in its Capital Stock, or make any other Distribution among the holders of its Capital Stock, other than: (i) payment of Distributions by an Obligor to another Obligor, or

- 83 - (ii) payment of Distributions by the Borrower to its shareholders if the Total Debt to Adjusted EBITDA Ratio is less than 4.00:1 both before and after such Distribution; (iii) payment of Distributions under the Normal Course Issuer Bid Program (NCIB) up to a maximum amount of [Redacted] during any fiscal year; being understood that notwithstanding the above, no Distributions shall be declared, made or paid at any time where any Default or Event of Default shall have occurred and be continuing or shall exist or would result from such Distributions; 11.3.18 Capital Expenditures: incur any Capital Expenditures in excess of 115% of the annual budget submitted to the Lenders pursuant to Section 11.4.1.4; and 11.3.19 Material Contracts: amend or allow any amendment, modify, restate, supplement, change the terms and conditions of or terminate any Material Contract or waive compliance or fail to comply with any of the terms of any Material Contract except if such action could not reasonably be expected to have a Material Adverse Effect; 11.3.20 Payment under the Subordinated Debt, balance of sale and earnout: if the Borrower is making any repayment under the IQ Subordinated Debt (subject to the terms and conditions of the IQ Subordinated Agreement) or in respect of any balance of sale or earnout, it shall provide to the Agent a Compliance Certificate which shows a ratio of Senior Debt to Adjusted EBITDA not exceeding 3.50:1.00 both before and after such payment. 11.4 Reporting and Information So long as any amount owing under this Agreement or the other Loan Documents remains unpaid or the Borrower is entitled to borrow under this Agreement, the Borrower shall: 11.4.1 Financial and Other Information: furnish to the Agent: 11.4.1.1 Quarterly Financial Statements: within forty-five (45) days after the end of the first, second and third fiscal quarter of the Borrower, the unaudited quarterly consolidated financial statements of the Borrower (including management discussion and analysis) as of the end of such quarter containing comparative financial statements for the corresponding figures for the previous year, including balance sheet, statement of income and statement of changes in financial position; 11.4.1.2 Annual Financial Statements: within one hundred and twenty (120) days after the end of each financial year of the Borrower, the audited annual consolidated financial statements (including management discussion and analysis) of the Borrower certified

- 84 - by its Auditors and the unaudited non consolidated annual financial statements of each Obligor, containing comparative consolidated financial statements for the previous year, including balance sheet, statement of income and statement of changes in financial position; 11.4.1.3 Compliance Certificate: at each time financial statements or information are delivered pursuant to Section 11.4.1.1 or Section 11.4.1.2, a Compliance Certificate addressed to the Agent: confirming, to the best of his knowledge after reasonable enquiry, compliance by the Obligors with all of the representations and warranties in Article 2 and the covenants in Article 11 and certifying that no Event of Default or Default has occurred and is continuing or, if an Event of Default or Default has occurred and is continuing, a statement as to the nature thereof and the action which the Borrower proposes to take with respect thereto; certifying that the financial statements delivered to the Agent fairly present in all material respects the consolidated financial condition of the Borrower as of the date indicated and its consolidated results of operations and cash flows for the period indicated; certifying the minimum value of the Non-Guarantor Subsidiaries and the Obligors in accordance with Section 11.1.12; and setting forth as at the end of the relevant period, in reasonable detail, the amounts and calculations required to determine compliance by the Borrower with the financial covenants set forth in Section 11.2; 11.4.1.4 Financial Forecasts: as soon as possible, and in any event within one hundred and twenty (120) days after the end of each fiscal year of the Borrower, annual financial forecasts for the Obligors, including quarterly income statements, balance sheets and cash flow statements, a Capital Expenditures budget, a reasonably detailed list of assumptions and projected compliance with the financial ratios set forth in Section 11.2, the whole to the Agent’s reasonable satisfaction;

- 85 - 11.4.1.5 Material Adverse Effect: as soon as any officer or director of any Obligor becomes aware of it, written notice of any change or effect which has or could reasonably be expected to have a Material Adverse Effect, accompanied with all reasonable details thereof; 11.4.1.6 Revision or Update to Schedules: Should any of the information or disclosures provided on any Schedule attached hereto become outdated or incorrect in any material respect during any fiscal quarter, within thirty (30) days after the end of such quarter, such revisions or updates to such Schedule as may be necessary or appropriate to up-date or correct such Schedule; 11.4.1.7 Notice of Litigation, etc.: as soon as possible, and in any event within five (5) Banking days after any Obligor has received notice of the commencement thereof, written notice of any litigation, proceeding or dispute affecting any Obligor or its Assets before any court, tribunal, commission or other administrative agency that, if adversely determined, could reasonably be expected to have a Material Adverse Effect and all reasonable information requested by the Agent concerning the status of any such litigation, proceeding or dispute; 11.4.1.8 Notice of Default: as soon as possible and in any event within five (5) Banking Days after becoming aware of the occurrence of any Event of Default or becoming aware of any event which constitutes a Default, a statement of a Responsible Officer of the Borrower setting forth details of such Event of Default or Default and the action which the Borrower proposes to take with respect thereto; 11.4.1.9 ERISA: any US Obligor will inform the Agent as soon as possible, and in any event within ten (10) days after it knows or has reason to believe that any of the events or conditions specified below has occurred or exists (and provide to the Agent a copy of any report or notice required to be filed with or given to PBGC): any reportable event, as defined in Section 4043(b) of ERISA and the regulations issued thereunder; a notice of intent to terminate or withdraw from any Plan or any action taken by an Obligor to terminate or withdraw from any Plan;

- 86 - receipt of any notice from the PBGC of its intention to seek termination of any Plan or appointment of a trustee therefor; the complete or partial withdrawal from a Multiemployer Plan that results in liability under Section 4201 or 4204 of ERISA or the receipt of notice from a Multiemployer Plan that it is in reorganization or insolvency or that it intends to terminate or has terminated; the institution of a proceeding by a fiduciary of any Multiemployer Plan to enforce Section 515 of ERISA, which proceeding is not dismissed within thirty (30) days; and the adoption of an amendment to any Plan that, pursuant to Section 401(a)(29) of the Code, would result in the loss of tax-exempt status of the trust of which such Plan is a part if security has not been provided in accordance with the provisions of these Sections; and the occurrence of any event with respect to any Plan which would result in the incurrence by any US Obligor of any material liability, fine or penalty, or any material increase in the contingent liability of any US Obligor with respect to any post-retirement Welfare Plan benefit. 11.4.1.10 Other Information: furnish to the Agent and the Lenders such other documents, reports and information respecting the condition or operations, financial or otherwise, of the Obligors or their respective Assets, as the Agent or the Lenders may from time to time reasonably request and such information and documentation reasonably requested by the Agent or any Lender for purposes of compliance with applicable “know your customer” requirements under the Patriot Act or other applicable Anti-Corruption Laws and the Beneficial Ownership Regulation. Furthermore, the Borrower shall furnish to the Agent and the Lenders any reports, valuations or similar documents upon receipt of those documents related to any benefit plan and the Borrower shall promptly notify the Agent and the Lenders with respect to any situation or financial condition related to any benefit plan that may reasonably be expected to have a Material Adverse Effect.

- 87 - 11.5 Insurance 11.5.1 Insurance: In addition to any and all requirements in any Security Documents, each Obligor shall effect and maintain, at its expense, insurance on its Assets of an insurable nature for the full replacement cost thereof against loss or damage by fire, theft, flood, explosion, sprinklers, collision and such other risks as are customarily insured against by Persons engaged in businesses similar to that of such Obligor in similar locations with such companies, in such amounts and under policies in such form as shall be satisfactory to the Agent. Each Obligor shall also effect and maintain, at its expense, any other insurance as the Agent may require within a sixty (60) days prior notice. Evidence satisfactory to the Agent of such insurance and all renewals and replacements thereof shall be delivered to the Agent forthwith on request, together with evidence of payment of all premiums therefor. Each insurance policy shall contain an endorsement, in form and substance reasonably acceptable to the Agent, showing loss under such insurance policy payable to the Agent and the Attorney, in each case for the benefit of the Lenders, and to the Lenders. Such endorsement, or an independent instrument furnished to the Agent, shall contain a standard mortgage clause, shall provide that the insurance company shall give the Agent at least thirty (30) days written notice before any such policy of insurance is cancelled and that no act, whether wilful or negligent, or default of any Obligor or any other Person shall affect the right of the Agent, the Attorney or any Lender to recover under such policy of insurance in case of loss or damage. Each Obligor hereby directs all insurers under such policies of insurance to pay all proceeds payable thereunder directly to the Agent, the Attorney and the Lenders; provided, however, that prior to the occurrence of an Event of Default, payments by the insurer of any claim in excess of C$1,000,000 shall be made to the joint order of the Agent and the relevant Obligor and payments of any other claim may be made alone to the relevant Obligor, as the case may be. Upon the occurrence of an Event of Default which is continuing, each Obligor irrevocably makes, constitutes and appoints the Agent (and all officers, employees or agents designated by the Agent) as its true and lawful attorney and mandatary for the purpose of making, settling and adjusting claims under such policies of insurance, endorsing the name of such Obligor on any cheque, draft, instrument or other item of payment for the proceeds of such policies of insurance and making all determinations and decisions with respect to such policies of insurance. 11.5.2 Public Liability: Each Obligor shall effect and maintain, at its expense, such public liability and third party property damage insurance as is customary for Persons engaged in businesses similar to that of such Obligor with such companies and in such amounts, with such deductibles and under policies in the form as shall be reasonably satisfactory to the Agent. Evidence of such insurance and all renewals and replacements thereof shall be delivered to the Agent on reasonable request, together with evidence of payment of all premiums therefor. Each such policy shall provide that the insurance company

- 88 - shall give the Agent at least thirty (30) days written notice before any such policy shall be cancelled. 11.5.3 Failure to insure: Should any Obligor at any time or times hereafter fail to obtain or maintain any of the policies of insurance required above or in any of the Security Documents or to pay any premium in whole or in part relating thereto, then the Agent, without waiving or releasing any obligation or default by such Obligor hereunder, may (but shall be under no obligation to) obtain and maintain such policies of insurance and pay such premiums and take such other actions with respect thereto as the Agent deems advisable. All sums disbursed by the Agent in connection with any such actions, including, without limitation, court costs, expenses, other charges relating thereto and reasonable attorneys’ fees, shall be payable on demand by such Obligor to the Agent, for its own account and, until paid, shall bear interest at the Prime Rate, if owing in CDollars, or at the US Base Rate, if owing in USDollars. 11.5.4 Notice of Loss: Each Obligor shall promptly give notice to the Agent of any loss or damage by fire, theft, flood, explosion, sprinklers, collision or otherwise to its Assets where the Assets affected by such loss or damage are worth more than C$1,000,000. 11.5.5 Application of Insurance Proceeds: So long as no Event of Default shall have occurred and continuing, (a) each Obligor shall be entitled to make, settle and adjust claims of less than C$1,000,000 under its policies of insurance, and (b) the Agent agrees that if it receives proceeds of insurance with respect to any damage or loss of Assets it will, at the request of such Obligor, deposit such proceeds to the account of the Borrower and to be dealt with in accordance with the provisions of this Agreement. Upon the occurrence of an Event of Default and for so long as it is continuing, (a) all proceeds of insurance with respect to any damage to or loss of Collateral shall be paid to the Agent, to be applied as the Majority Lenders may, in their sole discretion, decide, (b) each Obligor shall cooperate with the Agent in the making, settlement and adjustment of claims, and (c) any proceeds of insurance received by any Obligor shall be held by it for the benefit and as mandatary of and in trust for the Agent and shall be forthwith paid over to the Agent. 11.5.6 Use of Insurance Proceeds: All proceeds of insurance received by any Obligor shall be used to repair or replace the lost or damaged Assets within a period of time acceptable to the Agent, unless otherwise previously approved in writing by the Majority Lenders.

- 89 - ARTICLE 12 SECURITY DOCUMENTS 12.1 Security Documents 12.1.1 Guarantees: The payment and performance when due of all Obligations of the Borrower shall at all times be guaranteed by each Guarantor by way of an unconditional solidary guarantee agreement in favour of the Agent in form and substance acceptable to the Agent and Lender’s Counsel (a “Guarantee Agreement”). 12.1.2 First Ranking Liens: The payment and performance when due of all Obligations shall at all times be secured by Liens for the benefit of the Agent and the Lenders as follows: 12.1.2.1 a first ranking Lien on all present and future Assets of the Obligors including (i) a first ranking Lien on the universality of all movable and personal property of each Obligor, subject only to Permitted Liens, and (ii) a first ranking movable hypothec and pledge of all of the shares held by any Obligor in the Capital Stock of its Subsidiaries (other than the Capital Stock in any Non-Guarantor Subsidiary) subject only to Permitted Liens. In the case of the Assets located in the province of Québec, the amount of the Lien shall be C$200,000,000; 12.1.3 Negative Pledge Agreement: the Agent shall obtain an agreement signed by the Borrower and each of its Subsidiaries located outside Canada and US, whereby such Subsidiaries will undertake not to grant any Lien (other than Permitted Liens) on their Assets without the Lenders’ prior written consent. 12.1.4 Account Control Agreements: the Agent shall have entered into account control agreements with each bank or financial institutions other than BNS maintaining bank accounts held in the name of any Obligor, provided that no such account control agreements will be required to be obtained in respect of accounts held with Canadian financial institutions or any of their Affiliates provided that the aggregate amount held in such bank accounts does not exceed an amount of C$5,000,000 at any time. 12.1.5 IQ Subordination Agreement: the Agent and IQ shall have entered into the IQ Subordination Agreement. 12.1.6 Other Security: The payment and performance when due of all Obligations of the Borrower shall also be secured by such other Security Documents as may be required by the Agent, acting reasonably.

- 90 - 12.2 Provisions in Respect of the Security Documents Each agreement or other document creating, evidencing or relating to the Liens referred to in Section 12.1 shall be in form and substance reasonably satisfactory to the Lenders and the Agent, shall be duly registered, recorded, filed and all other action shall have been taken, in each case so the Liens created, granted or evidenced therein shall constitute valid and enforceable first ranking perfected Liens for the benefit of the Agent, the Attorney and the Lenders on all the Assets stated to be subject thereto, subject to only to Permitted Liens, including (a) in each jurisdiction in which an Obligor granting such Liens shall have its head office or chief place of business, and (b) in each jurisdiction in which any corporeal movable Assets of an Obligor are located. Liens granted by an Obligor for the benefit of the Agent and the Lenders may be granted, at the option of the Lenders, to the Agent, to the Attorney, or to the Lenders or any of them. All Liens under the Security Documents shall be subject to the terms of this Agreement. 12.3 Monetary Claims 12.3.1 Each Obligor and each Lender which, at any time and from time to time, maintains Financial Accounts (as defined below) for the benefit of the Obligors (a “Depositary Lender”), including the Financial Accounts referred to in Schedule 2.1.26, acknowledges and agrees that such Financial Accounts are subject to the Liens granted pursuant to the Security Documents and are under the control of the Agent. As such, and for the purposes of Article 2713.4 of the Civil Code of Québec, each Depositary Lender hereby covenants and agrees to (i) comply with all instructions it receives from the Agent (including in its capacity as hypothecary representative) directing it to transfer, redeem, or permit the withdrawal of any property from any such Financial Account (collectively, “Account Instructions”) without further consent of the relevant Obligor, and (ii) at any time following the occurrence and continuance of a Default or Event of Default, no longer comply with Account Instructions originating from the Obligors. 12.3.2 With respect to any Financial Account maintained by the Agent for the benefit of the Obligors, the parties hereto acknowledge and agree that any such Financial Accounts are subject to the Liens granted pursuant to the Security Documents and are under the control of the Agent. As such, and for the purposes of Article 2713.4 of the Civil Code of Québec, the Obligors acknowledge and agree that at any time following the occurrence and continuance of a Default or Event of Default, the Agent will no longer comply with Account Instructions originating from the Obligors. 12.3.3 The parties hereto acknowledge and agree that (i) the provisions of this Section 12.3 shall constitute a “control agreement” within the meaning of Article 2713.4 of the Civil Code of Québec, and (ii) the credit balance of each of the Financial Accounts constitutes a “monetary claim” of the applicable Obligor against the applicable Depository Lender within the meaning of Article 2713.1 of the Civil Code of Québec.

- 91 - 12.3.4 Each Depository Lender represents and warrants that it has not entered into an agreement with any person other than the Agent pursuant to which the Depository Lender is obligated to comply with Account Instructions originated from such person in respect of any Financial Account of the Obligors and as such, the Depository Lender has not entered into a “control agreement” (within the meaning of Article 2713.4 of the Civil Code of Québec) in respect of any of the Financial Accounts, other than the provisions hereof. 12.3.5 Notwithstanding this Section 12.3, each Depositary Lender shall have the right, prior to or after any Default or Event of Default, to debit to any account held with the Depositary Lender (including any credit balance therein) or to deduct from funds to be transferred at the direction of the Agent: 12.3.5.1 the fees and charges payable in respect of any account of an Obligor with the Depositary Lender or any transactions made through any such account; 12.3.5.2 the amount of any Instrument credited to any account for which the Depositary Lender does not receive payment, or the payment of which is refused or reversed or must be reimbursed by the Depositary Lender under any law or the by-laws and rules governing any clearing or payment system or credit card network; for purposes of the foregoing, the term “Instrument” means any cheque, promissory note, payment order or similar instrument as well as any debit authorization, credit card transaction or transfer of funds, in each case in any form or by any means whatsoever (including electronic means); 12.3.6 The Agent shall reimburse each Depositary Lender for any amount that the Depositary Lender is entitled to debit to any account of the Obligors in accordance with Section 12.3 if there are not sufficient funds in such account (including as a result of the Depositary Lender having complied with any funds transfer instruction from the Agent) or if such account has been closed. The reimbursement obligation of the Agent shall not exceed the aggregate of all amounts transferred further to the Agent’s instructions. In addition, the Agent shall be bound to effectuate a reimbursement only if (i) the Obligor has failed to reimburse the amount concerned within 10 days from a demand sent to the Obligor at its last known address, and (ii) the Depositary Lender has sent to the Agent a demand for reimbursement within 120 days from the last funds transfer made further to instructions from the Agent. 12.3.7 For the purposes of this Agreement, the term “Financial Account” has the meaning ascribed to it in Article 2713.6 of the Civil Code of Québec. 12.3.8 The parties hereby confirm that any activation notice provided for in any deposit account control agreement to transfer any funds held by a Depositary

- 92 - Lender to the Agent shall only be sent after the occurrence of a Default or Event of Default. ARTICLE 13 DEFAULT AND REMEDIES 13.1 Events of Default The occurrence of any of the following events shall constitute an Event of Default under this Agreement: 13.1.1 Default in Payment of Principal of Loans: the Borrower shall fail to make any payment of principal on the Loans when due, whether due by acceleration or otherwise; or 13.1.2 Other Payment Defaults: the Borrower shall fail to make any payment of interest, fees or other amounts (other than a payment referred to in Section 13.1.1) due under this Agreement, or the Borrower fails to make any payment due under any Loan Document, in each case within five (5) Banking days of its due date, whether due by acceleration or otherwise; or 13.1.3 Inaccurate Representations or Information: any representation, warranty, statement or certificate made or delivered to any Lender or to the Agent in writing or any representation or warranty deemed, pursuant to Section 2.2 or Section 10.2, to have been made to the Agent or any Lender or any financial statement or other information delivered in writing to the Agent or any Lender by any Obligor or any of its officers in, or in connection with, this Agreement is incorrect or misleading in any material respect; or 13.1.4 Default in Certain Covenants: any Obligor shall fail to perform, observe or comply with any of the financial or negative covenants contained in Sections 11.2 or 11.3; or 13.1.5 Default in Other Covenants: any Obligor or any Subsidiary shall fail to perform, observe or comply with any term, covenant or agreement contained in this Agreement or any other Loan Document on its part to be performed, observed or complied with and not specifically dealt with in this Section 13.1 and such failure shall remain unremedied for a period of thirty (30) days following notice thereof by the Agent to the relevant Obligor or Subsidiary; or 13.1.6 Judgment: a final non-appealable judgment or order for the payment of money in excess of C$4,000,000 is rendered against any Obligor and such judgment or order shall continue unsatisfied and unstayed (or shall not have been vacated) for a period of thirty (30) consecutive days; or 13.1.7 Cross-Default to Debt: any Obligor shall fail to pay any of the following: (i) any Debt with IQ, including without limitation in respect of any IQ Loan Facility or the IQ Subordinated Debt, and (ii) its Debts (other than that Debt referred to

- 93 - in Sections 13.1.1 and 13.1.2), or any interest or premium thereon, when due (whether at scheduled maturity or by required prepayment, acceleration, demand or otherwise), the amount of which individually or in the aggregate at any time exceeds C$4,000,000 or the Equivalent Amount in another currency and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt; or any other default which has not been cured or waived under any agreement or instrument relating to any such Debt, the amount of which individually or in the aggregate at any time exceeds C$4,000,000 or the Equivalent Amount in any other currency, of any Obligor, or any other event shall occur and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such default or event is to accelerate, or to permit the acceleration of, the maturity of such Debt; or any such Debt, the amount of which individually or in the aggregate at any time exceeds C$4,000,000 or the Equivalent Amount in any other currency, shall be declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), prior to the stated maturity thereof; or 13.1.8 Insolvency; Bankruptcy; etc.: any Obligor shall not pay its Debts generally as they become due, or shall admit in writing its inability to pay its Debts generally as they become due, or shall make a general assignment for the benefit of its creditors; or any proceeding shall be commenced or instituted by or against any Obligor seeking to adjudicate it bankrupt or insolvent, or seeking winding-up, reorganization, arrangement, adjustment, dissolution, protection, relief, liquidation or composition of such Obligor on its Debt (including a notice of intention or a proposal under the Bankruptcy and Insolvency Act (Canada)) under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking appointment of a receiver, trustee, sequestrator or other similar official for any Obligor or for any material part of its Assets or seeking the suspension of the operations of any Obligor and, in the case of any such proceeding instituted against any Obligor and in respect of which the relevant Obligor has not by any act indicated its consent to, approval of, or acquiescence in, such proceeding shall remain undismissed for a period of thirty (30) days; or any Obligor shall take corporate action to authorize any of the actions set forth above in this Section 13.1.8; or 13.1.9 Security Documents: any Lien created or intended to be created by any Security Document on any Collateral representing a material portion of the Collateral shall cease to constitute a first ranking Lien on the Assets of the relevant Obligor, subject only to Permitted Liens; or 13.1.10 Exercise of Remedies by Other Creditors: any creditor or other holder of any Lien on all or any part of the Assets of any Obligor, other than the Agent and the Lenders, shall take any action or proceedings, or shall authorize or instruct any other Person on its behalf to take any action or proceedings, to commence any enforcement or realisation under, or exercise or pursue any rights, recourses or remedies under, any agreement or other instrument creating a Lien on any of

- 94 - such Assets, unless in each case such action, proceedings, enforcement or exercise of rights, recourses and remedies is dismissed or withdrawn within thirty (30) days of its commencement, or unless the validity thereof is being Properly Contested and any such action has not proceeded to final non-appealable judgment and any other enforcement or exercise of rights or remedies has not proceeded to a stage where the Assets of the relevant Obligor may be sold or the rights of the Agent and the Lenders in such Assets impaired or reduced in value; or 13.1.11 Seizure, etc.: a seizure or attachment is made of, or enforcement made against, any undertaking or Assets of any Obligor (other than in respect of a Lien contemplated in Section 13.1.10) which Assets in the aggregate have a net book value in excess of C$4,000,000, provided that such seizure, enforcement or taking of possession or control continues in effect and remains undischarged for a period of sixty (60) days, or unless the validity thereof is being Properly Contested; or 13.1.12 Change of Control: there shall occur a Change of Control of any Obligor unless such Change of Control is in favour of another Obligor; or 13.1.13 Material Adverse Effect: any event occurs which could reasonably be expected to have a Material Adverse Effect; 13.1.14 Termination of Guarantee: if any Guarantor gives notice to the Agent of the termination of its guarantee of the Obligations or any part thereof; or 13.1.15 ERISA: any US Obligor or any member of its Controlled Group, shall fail to pay when due an amount or amounts aggregating for all such Persons in excess of USD$1,500,000 which it shall have become liable to pay to the PBGC or to a Plan under Title IV of ERISA; or notice of intent to terminate a Plan or Plans having aggregate Unfunded Vested Liabilities in excess of USD$1,500,000 (collectively, a “Material Plan”) shall be filed under Title IV of ERISA by any US Obligor or any other member of its Controlled Group, any plan administrator or any combination of the foregoing; or the PBGC shall institute proceedings under Title IV of ERISA to terminate or to cause a trustee to be appointed to administer any Material Plan or a proceeding shall be instituted by a fiduciary of any Material Plan against any US Obligor or any Subsidiary of a US Obligor, or any member of its Controlled Group, to enforce Section 515 or 4219(c)(5) of ERISA and such proceeding shall not have been dismissed within sixty (60) days thereafter; or a condition shall exist by reason of which the PBGC would be entitled to obtain a decree adjudicating that any Material Plan must be terminated. 13.2 Effect of a Default Upon the occurrence and during the continuation of any Event of Default, the Agent shall at the request, or may with the consent, of the Majority Lenders, by notice to the Obligors

- 95 - (i) declare the Credit Facility and the obligation of each of the Lenders to make Advances to the Borrower to be terminated, whereupon the same shall forthwith terminate, and/or (ii) declare the Loans, all interest accrued and unpaid thereon and all other amounts payable by the Obligors under or pursuant to this Agreement and the other Loan Documents to be forthwith due and payable, whereupon the Loans, all such accrued interest and all such other amounts shall become and be forthwith immediately due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Obligors. Thereupon the Obligors shall immediately pay to the Agent all such amounts due and payable. In addition to the foregoing, if an Event of Default pursuant to Section 13.1.8 shall occur, the Credit Facility and the obligation of each Lender to make Advances shall automatically be terminated and the Loans, all interest accrued and unpaid thereon and all other amounts payable by the Obligors under or pursuant to this Agreement and the other Loan Documents shall automatically be and become immediately due and payable, without presentment, demand, protest or any notice of any kind, all of which are hereby expressly waived by the Obligors, and thereupon the Obligors shall immediately pay to the Agent all such amounts due and payable. For greater certainty, the Obligors will be considered to be in default of their obligations hereunder by the mere lapse of time provided for performing such obligations, without any requirement of further notice or other act of the Agent or the Lenders unless a notice is specifically required hereunder. If an Event of Default shall have occurred and be continuing, the Lenders and/or the Agent on behalf of itself and the Lenders shall at the request of, or may with the consent of, the Majority Lenders immediately exercise all rights and remedies they may have under this Agreement and the other Loan Documents and by Applicable Law, all without any additional notice, presentment, demand, protest, notice of dishonour and enter into possession of any of the Collateral, or any other action, of all of which are expressly waived by the Obligors. 13.3 Remedies Cumulative; No Waiver For greater certainty, it is expressly understood and agreed that the rights and remedies of the Lenders and the Agent under this Agreement and the other Loan Documents are cumulative and are in addition to, not in substitution for, any rights or remedies provided by Applicable Law; no failure on the part of the Lenders or the Agent to exercise, and no delay in exercising, any right or remedy hereunder or thereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Lenders or the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained prejudice or preclude any other or further exercise thereof or the exercise of any other right or remedy for the same or any other default or breach and shall not waive, alter, affect or prejudice any other right or remedy. 13.4 Set-Off 13.4.1 In addition to, and not in limitation of, any rights now or hereafter granted under Applicable Law, the Agent and the Lenders are hereby expressly authorized (but not obliged), at any time or from time to time, upon the occurrence and during the continuation of an Event of Default, to set off or compensate and to appropriate and to apply any and all deposits, general or special, matured or unmatured, and any other indebtedness at any time held by or owing by the Agent or any Lender to, or for the credit of, or the account of, the Borrower or any other Obligor against and on account of the obligations and liabilities of the

- 96 - Borrower or the other Obligors due and payable to the Agent and the Lenders under this Agreement and the other Loan Documents including, without limitation, all claims of any nature or description arising out of, or connected with, this Agreement and the other Loan Documents, irrespective of whether or not any demand therefor has been made and although such obligations and liabilities of, or claims against, the Borrower and the other Obligors are contingent or unmatured. The Agent shall upon any such set-off, compensation or appropriation give notice thereof to the Borrower. 13.4.2 If an Event of Default has occurred and is continuing, the provisions of Article 4 of the Provisions shall apply. ARTICLE 14 JUDGMENT CURRENCY 14.1 Judgment Currency 14.1.1 If for any purpose, including the obtaining of judgment in any court, it is necessary to convert a sum due hereunder from the currency in which it is payable (the “Payment Currency”) into another currency (the “Judgment Currency”), the parties hereto agree, to the fullest extent that they may lawfully and effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, the Agent could purchase the Payment Currency with the Judgment Currency in the New York foreign exchange market on the Banking Day preceding the date of final judgment or other determination. 14.1.2 The obligation of the Obligors in respect of any sum due from any of them to the Lenders or the Agent hereunder shall, notwithstanding any judgment or payment in a currency other than the Payment Currency, be discharged only to the extent that on the Banking Day following receipt by the Agent of any sum so paid or adjudged to be so due in the Judgment Currency the Agent may in accordance with normal banking procedures, purchase the Payment Currency with the amount of the Judgment Currency so paid or adjudged to be due; if the amount in the Payment Currency so purchased is less than the sum originally due to the Lenders and the Agent in the Payment Currency, the Obligors agree, as a separate obligation and additional cause of action and notwithstanding any such payment or judgment, to indemnify the Lenders and the Agent against such loss and if the amount in the Payment Currency so purchased exceeds the sum originally due to the Lenders and the Agent in the Payment Currency, the Lenders and the Agent agree to remit to the Obligors such excess. 14.1.3 The term “rate of exchange” in this Section 14.1 means the spot rate at which the Agent, in accordance with normal practices, is able on the relevant date to purchase the Payment Currency with the Judgment Currency and includes any premium and costs of exchange payable in connection with the purchase.

- 97 - ARTICLE 15 MISCELLANEOUS 15.1 Appointment of Hypothecary Representative Each Lender confirms the appointment and designation of The Bank of Nova Scotia (or any successor thereto) as the hypothecary representative (“fondé de pouvoir”) of the Lenders within the meaning of Article 2692 of the Civil Code of Québec for the purposes of holding the hypothecary security under each deed of hypothec to be granted by an Obligor under the laws of the Province of Québec pursuant hereto and, in such capacity, the Attorney shall hold the hypothecs granted under the laws of the Province of Québec as such hypothecary representative for all present and future Lenders in the exercise of the rights conferred thereunder. Each future Lender that becomes a party to this Agreement, by becoming a party to this Agreement, shall be deemed to have ratified and confirmed the appointment of the Attorney as hypothecary representative. 15.2 Deliveries, etc. As between the Obligors, on the one hand, and the Agent and the Lenders, on the other hand: 15.2.1 all statements, certificates, consents and other documents which the Agent purports to deliver to the Obligors or any of them on behalf of the Lenders shall be binding on each of the Lenders, and no Obligor shall be required to ascertain or confirm the authority of the Agent in delivering such documents; 15.2.2 all certificates, statements, notices and other documents which are delivered by the Obligors or any of them to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders; 15.2.3 all payments which are delivered by the Obligors or any of them to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders. 15.3 Assignment by the Obligors No Obligor shall have the right to assign any of its rights or obligations hereunder or any interest herein without the prior written consent of all the Lenders. 15.4 Amendments to Article 7 of the Provisions The Agent and the Lenders may amend any provision in Article 7 of the Provisions without prior notice to or the consent of any Obligor, and the Agent shall provide a copy of any such amendment to the Obligors reasonably promptly thereafter; provided however if any such amendment would adversely affect any rights, entitlements, obligations or liabilities of the Obligors (other than in a de minimus manner), such amendment shall not be effective until the Obligors provide their written consent thereto, such consent not to be unreasonably withheld or arbitrarily delayed.

- 98 - 15.5 Decision-Making 15.5.1 Neither this Agreement nor any other Loan Documents nor any terms hereof or thereof may be changed, waived, discharged or terminated unless such change, waiver, discharge or termination is in writing, signed by the Majority Lenders or the Agent on their behalf and the Borrower; provided that no such change, waiver, discharge or termination shall, without the consent of each Lender: 15.5.1.1 change the amount of any principal or any other amount payable by the Borrower, effect a material increase or any decrease in any interest rate or fee margin payable by the Borrower, or alter the currency or mode of calculation or computation of any amount payable hereunder; 15.5.1.2 increase the amount of the Total Commitment or any Lender’s Commitment; 15.5.1.3 change the Maturity Date; 15.5.1.4 change any provision of this Agreement relating to the Security Documents or of any Security Document which would have the effect of reducing the scope of the charge of any Security Document, change the priority of the Liens created thereby or the order of entitlement thereof or, subject to Section 15.5.2, release any Collateral charged thereby; 15.5.1.5 change the definition of Majority Lenders; 15.5.1.6 change this Section 15.5.1; or 15.5.1.7 reduce or compromise the Obligations. 15.5.2 Partial Release: The Agent and the Attorney may from time to time, without notice to or the consent of the Lenders, execute and deliver partial releases of the Security Documents from time to time in respect of any item of Collateral to the extent expressly permitted in this Agreement or in respect of Collateral having an aggregate value (as disclosed to the Agent in writing by the Obligor which is the owner thereof) of less than C$1,000,000 in any fiscal year of the Borrower. 15.5.3 Approval by Majority Lenders: Except for the matters described in Sections 15.5.1 and 15.5.2 and subject to any other provision of this Agreement which specifically requires the consent of each Lender for a matter, any action to be taken or decision to be made by the Lenders pursuant to this Agreement (specifically including, for greater certainty, the issuance of a demand for payment of the Obligations or the provision of any waiver in respect of a breach of any covenant) shall be effective if approved by the Majority Lenders pursuant to Article 7 of the Provisions; and any such decision or action shall be

- 99 - final and binding upon all the Lenders. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver, consent, discharge or termination hereunder, except that the portion of the Total Commitment of such Lender may not be increased or extended without the consent of such Lender. 15.6 Severability Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction shall not invalidate, affect or impair the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable any such provision in any other jurisdiction. 15.7 Direct Obligation Notwithstanding any other provision hereof, the Borrower shall be obligated directly towards each Lender in respect of its Participation, as well as any other amounts which may be payable by the Obligors to such Lender pursuant to or in connection with this Agreement, any other Loan Document or any Borrowings. The obligations of each Lender are independent from one another, are not solidary, and may not be increased, reduced, extinguished or otherwise affected due to the default of another Lender pursuant hereto. Any default of any party hereto in the performance of its obligations shall not release any of the other parties hereto from the performance of any of their respective obligations. 15.8 Sharing of Information Each Obligor agree that the Agent and the Lenders may share amongst themselves and their respective Affiliates any information which any of them may possess concerning any Obligor in respect of its undertakings, obligations or indebtedness towards any Lender pursuant to this Agreement, the other Loan Documents or otherwise, as well as any payment received from any Obligor by any Lender. Without limiting the generality of the foregoing, the Agent may disclose to any Lender and any Obligor any information contained in any notices, consents, certificates, documents or other instruments or writings delivered to it under or pursuant to this Agreement or any other Loan Document. 15.9 Use of Credit The Borrower acknowledges that any Loan and other financial assistance hereby provided is for the exclusive use of the Borrower and the other Obligors and can only be used for their legitimate business purposes. 15.10 Term of Agreement This Agreement shall continue in full force and effect until the Total Commitment of the Lenders is terminated and all Obligations of the Obligors have been indefeasibly paid and satisfied in full.

- 100 - 15.11 Further Assurances The Obligors agree to do, execute, acknowledge, deliver, or cause to be done, executed, acknowledged or delivered, all such further acts, deeds, documents, opinions and assurances as may be reasonably requested by the Agent or any Lender from time to time during the term hereof for the purpose of effecting the transactions contemplated hereby and by the Loan Documents. 15.12 Standard Provisions The model credit agreement provisions set forth in Schedule 15.12 form part of this Agreement. For the purposes of Schedule 15.12, the following shall apply: 15.12.1 The amount referred to in Section 10.2(f) of the Provisions is C$5,000; 15.12.2 The Province referred to in Sections 11.1 and 11.2 of the Provisions is the Province of Québec; and 15.12.3 The following sentence is added at the end of Section 7.1 of the Provisions: For greater certainty, the Administrative Agent, as part of its duties as Administrative Agent, is hereby appointed and shall serve as the hypothecary representative of the Lenders and the Issuing Bank pursuant to Article 2692 of the Civil Code of Québec for the purposes of any deed of hypothec granted after the date hereof by any Obligor. 15.13 Whole Agreement This Agreement, the other Loan Documents, the Fee Letter and any amendment or supplement thereto entered into in writing between the parties hereto constitute the whole agreement between the parties hereto in respect of the Credit Facility. 15.14 Inability to Determine Rates 15.14.1 Subject to Section 15.15, if, on or prior to the first day of any Interest Period for any Term CORRA Loan, Daily Compounded CORRA Loan or SOFR Loan, as applicable: (i) the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term CORRA”, “Adjusted Daily Compounded CORRA” or “Adjusted Term SOFR”, as applicable, cannot be determined pursuant to the definition thereof, for reasons other than a Benchmark Transition Event, or (ii) the Majority Lenders determine that for any reason in connection with any request for a Term CORRA Loan, Daily Compounded CORRA Loan or SOFR Loan, as applicable, or a conversion thereto or a continuation thereof that Adjusted Term CORRA, Adjusted Daily Compounded CORRA or Adjusted Term SOFR, as applicable, for any requested Interest Period with respect to a proposed Term CORRA Loan, Daily Compounded CORRA Loan or SOFR Loan, as applicable, does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Loan, and the Majority Lenders have provided

- 101 - notice of such determination to the Administrative Agent, the Administrative Agent will promptly so notify the Borrower and each Lender. 15.14.2 Upon delivery of such notice by the Administrative Agent to the Borrower under Section 15.14.1, any obligation of the Lenders to make Term CORRA Loans, Adjusted Daily Compounded CORRA Loans or SOFR Loans, as applicable, and any right of the Borrower to continue Term CORRA Loans, Daily Compounded CORRA Loans or SOFR Loans, as applicable, or to convert Prime Rate Loans to Term CORRA Loans or Daily Compounded CORRA Loans or US Base Rate Loans to SOFR Loans, as applicable, shall be suspended (to the extent of the affected Term CORRA Loans, Daily Compounded CORRA Loans or SOFR Loans, as applicable, or affected Interest Periods) until the Administrative Agent (with respect to clause (ii), at the instruction of the Majority Lenders) revokes such notice. 15.14.3 Upon receipt of such notice by the Administrative Agent to the Borrower under Section 15.14.1, (i)(w) the Borrower may revoke any pending request for a borrowing of, conversion to or continuation of Term CORRA Loans, Daily Compounded CORRA Loans or SOFR Loans, as applicable (to the extent of the affected Term CORRA Loans, Daily Compounded CORRA Loans or SOFR Loans, as applicable, or affected Interest Periods); (x) in respect of Term CORRA Loans, the Borrower may elect to convert any such request into a request for a borrowing of or conversion to Daily Compounded CORRA Loans; or, failing such revocation or election (y) the Borrower will be deemed to have converted any such request into a request for an Advance of or conversion to Prime Rate Loans, in the amount specified therein and (z) in respect of SOFR Loans, the Borrower will be deemed to have converted any such request into a request for an Advance of or conversion to US Base Rate Loans, in the amount specified therein; and (ii) (x) in respect of Term CORRA Loans, the Borrower may elect to convert any outstanding affected Term CORRA Loans at the end of the applicable Interest Period, into Daily Compounded CORRA Loans, (y) otherwise, or failing such election, any outstanding affected Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, will be deemed to have been converted, at the end of the applicable Interest Period, into Prime Rate Loans and (z) in respect of SOFR Loans, any outstanding affected SOFR Loans will be deemed to have been converted, at the end of the applicable Interest Period, into US Base Rate Loans. Upon any such conversions, the Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 9.11 15.15 Benchmark Replacement Setting 15.15.1 Benchmark Replacement. 15.15.1.1 Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior any setting

- 102 - of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) or (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (c) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (Montreal time) on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders. If the Benchmark Replacement is based upon Daily Compounded CORRA or Daily Simple SOFR, all interest payments will be payable on a monthly basis. 15.15.1.2 No Hedging Agreement shall be deemed to be a “Loan Document” for purposes of this Section 15.15. 15.15.2 Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. 15.15.3 Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Administrative Agent will notify the Borrower of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 15.15.4 and (y) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 15.15 including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-

- 103 - occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 15.15. 15.15.4 Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if any then-current Benchmark is a term rate (including Term CORRA Reference Rate and Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor. 15.15.5 Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period with respect to a given Benchmark, the Borrower may revoke any pending request for a borrowing of, conversion to or continuation of Loans, which bear interest at a rate based upon such then-current Benchmark, to be made, converted or continued during any Benchmark Unavailability Period for such then-current Benchmark and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to, (i) for a Benchmark Unavailability Period in respect of Term CORRA, Daily Compounded CORRA Loans, (ii) for a Benchmark Unavailability Period in respect of CDollars for a Benchmark other than Term CORRA, Prime Rate Loans, and (iii) for a Benchmark Unavailability Period in respect of USDollars, US Base Rate Loans. Any outstanding affected Term CORRA Loans, Daily Compounded CORRA Loans and SOFR Loans will be deemed to have been converted to Daily Compounded CORRA Loans, Prime Rate Loans and US Base Rate Loans, respectively, at the end of the applicable Interest Period. During a Benchmark Unavailability Period with respect to any Benchmark or at any time that a tenor for any then- current Benchmark is not an Available Tenor, the component of Prime Rate or US Base Rate, as applicable, based upon the then-current Benchmark that is the

- 104 - subject of such Benchmark Unavailability Period or such tenor for such Benchmark, as applicable, will not be used in any determination of the Prime Rate or US Base Rate. 15.16 Erroneous Payments By the Administrative Agent 15.16.1 If the Administrative Agent notifies a Lender, or any Person who has received funds on behalf of a Lender under or pursuant to any of the Loan Documents (any such Lender or other recipient, a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice that any funds received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted or paid to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Administrative Agent, and such Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Banking days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of (x) in respect of an Erroneous Payment in U.S. Dollars, the Federal Funds Overnight Rate and, in respect of an Erroneous Payment in Canadian Dollars or any other currency at a fluctuating rate per annum equal to the overnight rate at which Canadian Dollars or funds in the currency of such Erroneous Payment may be borrowed by the Administrative Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Administrative Agent) and (y) a rate determined by the Administrative Agent in accordance with banking industry rules or prevailing market practice for interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this Section 15.16.1 shall be conclusive, absent manifest error. 15.16.2 Without limiting the immediately preceding Section 15.16.1, each Lender or any Person who has received funds on behalf of a Lender under or pursuant to any of the Loan Documents, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount

- 105 - than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Lender, or other such recipient, otherwise becomes aware was transmitted, paid, or received, in error or by mistake (in whole or in part) in each case: 15.16.2.1 (A) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent express written confirmation from the Administrative Agent to the contrary) or (B) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and 15.16.2.2 such Lender shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Banking Day of its knowledge of such error) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section 15.16.2.2. 15.16.3 Each Lender hereby authorizes the Administrative Agent to set-off, net and apply any and all amounts at any time owing to such Lender under any Loan Documents, or otherwise payable or distributable by the Administrative Agent to such Lender from any source, against any amount due to the Administrative Agent under immediately preceding Section 15.16.1 or under the indemnification provisions of this Agreement. 15.16.4 In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor by the Administrative Agent in accordance with the immediately preceding Section 15.16.1, from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s notice to such Lender at any time, (i) such Lender shall be deemed to have assigned its Loans (but not any of its Total Commitment) under any of the applicable Credit Facilities with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Facilities”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not any of its Total Commitment) of the Erroneous Payment Impacted Facilities, the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance), and is hereby

- 106 - (together with the Borrower) deemed to execute and deliver an Assignment and Assumption with respect to such Erroneous Payment Deficiency Assignment, (ii) the Administrative Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and any of its applicable Total Commitment which shall survive as to such assigning Lender and (iv) the Administrative Agent may reflect in the Register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. The Administrative Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and, upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Total Commitment of any Lender under any of the Credit Facilities and such Total Commitment under such Credit Facilities shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Administrative Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Administrative Agent may be equitably subrogated, the Administrative Agent shall be contractually subrogated to all the rights and interests of the applicable Lender under the applicable Loan with respect to each Erroneous Payment Return Deficiency (the “Erroneous Payment Subrogation Rights”). 15.16.5 The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any other Obligor, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from (i) the Borrower or any other Obligor or (ii) the proceeds of realization from the enforcement of one or more of the Loan Documents against or in respect of one or more of the Obligors, in each case, for the purpose of making such Erroneous Payment. 15.16.6 To the extent permitted by Applicable Law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or compensation or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including waiver of any defense based on “discharge for value”, “good consideration” for the Erroneous Payment or change of position by such

- 107 - Payment Recipient, any defense that the intent of the Administrative Agent was that such Payment Recipient retain the Erroneous Payment in all events, or any doctrine or defense similar to any of the foregoing. 15.16.7 Each party’s obligations, agreements and waivers under this Section 15.16 shall survive the resignation or replacement of the Administrative Agent, or any assignment or transfer of rights or obligations by, or the replacement of, a Lender or an Affiliate thereof the termination of the Total Commitment and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Documents. 15.16.8 For purposes of this Section 15.16, each Lender: 15.16.8.1 agrees it is executing and delivering this Agreement with respect to this Section 15.16 both on its own behalf and as agent for and on behalf of its Affiliates referred to in this Section 15.16 and any Person receiving funds under or pursuant to any of the Loan Documents on behalf of such Lender or any of such Affiliates; 15.16.8.2 represents, warrants, covenants and agrees that its Affiliates referred to in this Section 15.16 and any Person receiving funds under or pursuant to any of the Loan Documents on behalf of such Lender or any of such Affiliates are bound by the provisions of this Section 15.16; and 15.16.8.3 agrees that any matter or thing done or omitted to be done by such Lender, its Affiliates, or any Person receiving funds under or pursuant to any of the Loan Documents on behalf of such Lender or any of such Affiliates which are the subject of this Section 15.16 will be binding upon such Lender and each Lender does hereby indemnify and save the Administrative Agent and its Affiliates harmless from any and all losses, expenses, claims, demands or other liabilities of the Administrative Agent and its Affiliates resulting from the failure of such Lender, its Affiliates or such Persons to comply with their obligations under and in respect of this Section 15.16. 15.17 Whole Agreement This Agreement, the other Loan Documents and any amendment or supplement thereto entered into in writing between the parties hereto constitute the whole agreement between such parties in respect of the Credit Facility and, as and from the date of this Agreement, amends and restates, without novation, any prior agreements, undertakings, representations and warranties, written or oral, in respect thereto, including the Amended and Restated Credit Agreement. The Agent and the Lenders hereby reserve all of their rights and recourses under the Security Documents executed pursuant to the Amended and Restated Credit Agreement. Without limiting the generality of the foregoing, any obligation which a Lender had under the Amended and

- 108 - Restated Credit Agreement to make its respective portion of the Commitment or any other financial assistance thereunder available is hereby cancelled and replaced as of the date of this Agreement by such Lender’s Commitment under this Agreement. Nothing set forth in this Agreement shall, except as specifically set forth herein, be construed as altering the obligations of the Obligors under the Amended and Restated Credit Agreement, any other Loan Document or any other Security Document or any existing Liens or guarantees. Each Obligor hereby acknowledges and agrees that the "Obligations" (as defined under the Amended and Restated Credit Agreement), together with any and all additional obligations incurred hereunder or under any of the Loan Documents, shall continue to be secured by all of the pledges, grants of security interests and hypothecs and other Liens provided in connection with the Amended and Restated Credit Agreement, except as specifically provided herein (and, from and after the date hereof, shall be secured by all of the pledges, grants of security interests and hypothecs and other Liens provided in connection with this Agreement), all as more specifically set forth in the Security Documents. Each Obligor further agrees that all references to the "Credit Agreement" in any Loan Documents, including the Security Documents, shall be deemed to refer to this Agreement. Each Obligor further confirms that, after giving effect to this Agreement, each Loan Document, including the Security Documents, to which such Obligor is a party continues in full force and effect and is the legal, valid and binding obligation of such Obligor, enforceable against such Obligor in accordance with their terms except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability. 15.18 Language The parties hereby confirm their express wish that this Agreement and all documents and agreements directly and indirectly related thereto, including notices, be drawn up in English. Notwithstanding such express wish, the parties agree that any of such documents, agreements and notices or any part thereof or of this Agreement may be drawn up in French. Les parties reconnaissent leur volonté expresse que la présente convention ainsi que tous les documents et conventions qui s’y rattachent directement ou indirectement, y compris les avis, soient rédigés en langue anglaise. Nonobstant telle volonté expresse, les parties conviennent que n’importe quel desdits documents, conventions et avis ou toute partie de ceux-ci ou de cette convention puissent être rédigés en langue française. IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective representatives thereunto duly authorized as of the date first above written. [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK. SIGNATURE PAGES AND SCHEDULES FOLLOW.]

S-1 Signature page Second Amended and Restated Credit Agreement Alithya Group Inc. Borrower: Address for notices to the Borrower and each Guarantor: 1100, Robert-Bourassa Boulevard, Suite 400 Montréal, QC, H3B 3A5 Attention: Chief Financial Officer Email: claude.thibault@alithya.com With a copy to: Attention: Legal Secretariat Email: secretariat@alithya.com ALITHYA GROUP INC. By: (s) Authorized Signing Officer Name: Title:

S-2 Signature page Second Amended and Restated Credit Agreement Alithya Group Inc. Guarantors: ALITHYA USA, INC. Per: (s) Authorized Signing Officer Name: Title: ALITHYA CANADA INC. Per: (s) Authorized Signing Officer Name: Title: ALITHYA FINANCIAL SOLUTIONS, INC. Per: (s) Authorized Signing Officer Name: Title: ALITHYA RANZAL LLC Per: (s) Authorized Signing Officer Name: Title:

S-3 Signature page Second Amended and Restated Credit Agreement Alithya Group Inc. ALITHYA FULLSCOPE SOLUTIONS, INC. Per: (s) Authorized Signing Officer Name: Title: ALITHYA CONSULTING INC. Per: (s) Authorized Signing Officer Name: Title: ALITHYA DIGITAL TECHNOLOGY CORPORATION Per: (s) Authorized Signing Officer Name: Title:

S-4 Signature page Second Amended and Restated Credit Agreement Alithya Group Inc. ALITHYA ZERO2TEN, INC. Per: (s) Authorized Signing Officer Name: Title: VITALYST, LLC Per: (s) Authorized Signing Officer Name: Title: DATUM CONSULTING GROUP LLC Per: (s) Authorized Signing Officer Name: Title:

S-5 Signature page Second Amended and Restated Credit Agreement Alithya Group Inc. Address for notices: The Bank of Nova Scotia Global Wholesale Operations 720 King St. West, 2nd Floor Toronto, ON M5V 2T3 Attention: Senior Manager Email: GWSLoanOps.CdnAgency@scotiabank.com and to: In the case of all matters related to financial reporting, security documentation and credit: The Bank of Nova Scotia Loan Syndications 55th Floor, Scotia Plaza 40 King St. West Toronto, ON M5H 1H1 Attention: Head of Agency Service Email: agency.services@scotiabank.com Administrative Agent: THE BANK OF NOVA SCOTIA, as Administrative Agent By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

S-6 Signature page Second Amended and Restated Credit Agreement Alithya Group Inc. Address for notices: The Bank of Nova Scotia 1002 Sherbrooke Street West Suite 250 Montréal, QC H3A 3L5 Attention: Director and Head, National Accounts, Québec Email: peter.clair@scotiabank.com Lenders: THE BANK OF NOVA SCOTIA By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

S-7 Signature page Second Amended and Restated Credit Agreement Alithya Group Inc. Address for notices: 105 St-Jacques Street 3rd floor Montreal, Quebec H2Y 1L6 Attention: Managing Director Email: frederic.poisson@bmo.com BANK OF MONTREAL By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

S-8 Signature page Second Amended and Restated Credit Agreement Alithya Group Inc. Address for notices: TD Commercial Banking 1350 René-Lévesque Ouest, 7th Floor Montréal, Québec H3G 1T4 Attention: Kevin Robitaille, Director, National Accounts Email: kevin.robitaille@td.com THE TORONTO-DOMINION BANK By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

S-9 Signature page Second Amended and Restated Credit Agreement Alithya Group Inc. Address for notices: Fédération des caisses Desjardins du Québec 1170 Peel Street, Suite 300 Montréal, Québec H3B 0A9 Attention: Marie-Claude D’Amour Demers Email: Administration_des_financements@ccd. desjardins.com FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

Schedule 1.1.1 Adjusted EBITDA Calculation This schedule has been added to calculate the Adjusted EBITDA for a specific reference period, and will be reported if applicable in Schedules I, II and III: Date of the calculation: _____________ (In thousands of C$) Q[●] Q[●] Q[●] Q[●] TTM 1. Net Income: $ B1 Plus (minus) the following items : 2. Total interest expense; interest or dividend income; income taxes (whether or not deferred); depreciation and amortization; unrealized foreign exchange gain or loss; $ B2 3. any gain or loss attributable to the sale, conversion or other disposition of property out of the ordinary course; $ B3 4. gains resulting from the write-up of property and losses resulting from the write-down of property (except allowances for doubtful accounts receivable); $ B4 5. non-cash expense attributable to compensating directors, officers and employees of the Borrower through the issuance of equity interests or options or rights to equity interests of the Borrower: $ B5 6. amounts that are attributable to persons other than Guarantors or to minority interests in Guarantors; $ B6 7. upfront, underwriting, agency, investment banking, legal and $ B7

- 2 - accounting fees incurred by the Borrowers as they relate to Permitted Acquisitions with all items subject to Lenders’ consent; 8. any other item arising from an event or transaction that (a) possesses a high degree of abnormality and is of a type clearly unrelated to, or only incidentally related to, ordinary course activities of the Borrower, (b) is not reasonably expected to recur in the foreseeable future, and (c) does not depend primarily on decisions or determinations by management or owners of the Borrower in each case taking into account the environment in which the Borrower operate, with all items subject to Lenders’ consent. $ B8 9. Any demonstrable cost synergies with respect to a Permitted Acquisition, subject to Lenders’ consent; B9 10. Non-recurring costs related to severance, ERP implementation and other costs $ B10 11. Adjusted EBITDA (sum of B1 plus B2 to B10): $ B11

Schedule 1.1.48 Compliance Certificate The Bank of Nova Scotia, as Agent Global Wholesale Operations 720 King St. West, 2nd Floor Toronto, ON M5V 2T3 Attention: Senior Manager Email: GWSLoanOps.CdnAgency@scotiabank.com Dear Senior Manager: I, the undersigned being the duly appointed [chief financial officer/treasurer] of Alithya Group inc. (the “Borrower”), do hereby certify to the Agent and the Lenders, solely in such capacity and without personal liability, that: 1. This certificate is delivered pursuant to the second amended and restated credit agreement dated as of December 22, 2023 among Alithya Group inc., as Borrower, each of the guarantors identified therein, as Guarantors, the financial institutions from time to time parties thereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent (as amended, supplemented, replaced, restated or otherwise modified, the “Credit Agreement”). Unless otherwise defined herein, all capitalized terms appearing in this certificate (including its Schedule I, II and III) which are defined in the Credit Agreement shall have the meanings assigned to such terms in the Credit Agreement; 2. I am familiar with and have examined the provisions of the Credit Agreement (including, without limitation, the financial covenants and ratios set forth in Article 11.2 thereof and the representations, warranties and other covenants set forth in the Credit Agreement), and I have made all appropriate investigations of the records of the Obligors and have asked all questions to the other executives and officers of the Obligors as I have deemed necessary or useful to allow me to give this certificate knowledgeably; 3. Based on the foregoing, the calculations set forth below (on a consolidated basis) are true and correct and have been made in accordance with the Credit Agreement; 4. The Adjusted EBITDA calculations set forth in Schedule 1.1.1 are hereby attached;

- 2 - 5. The period to which the following calculations and details relate commenced on and ended on (the “Reference Period”): 5.1 Senior Debt to Adjusted EBITDA Ratio I hereby certify to the Lenders and the Agent that the Borrower is in compliance with Section 11.2.1.1 of the Credit Agreement. At the end of the Reference Period, the said ratio was _____:1.00, the whole as more fully appears from Schedule I hereto. 5.2 Total Debt to Adjusted EBITDA Ratio I hereby certify to the Lenders and the Agent that the Borrower is in compliance with Section 11.2.1.2 of the Credit Agreement. At the end of the Reference Period, the said ratio was _____:1.00, the whole as more fully appears from Schedule II hereto. 5.3 Fixed Charge Coverage Ratio I hereby certify to the Lenders and the Agent that the Borrower is in compliance with Section 11.2.1.3 of the Credit Agreement. At the end of the Reference Period, the said ratio was :1.00, the whole as more fully appears from Schedule III hereto. 6. During the current fiscal year, the Obligors conducted one or more Asset Disposition for a combined aggregate amount of C$ which does not exceed the sum of C$2,500,000. 7. I hereby certify, to the best of my knowledge, after reasonable enquiry, that the Obligors comply with the covenants in Article 11 of the Credit Agreement as of the date hereof and that all representations and warranties of the Obligors set out in the Credit Agreement and in any other Loan Documents are true and correct as of the date hereof. 8. I hereby certify that I have no knowledge of any Default or Event of Default that has occurred and is continuing. 9. The financial statements of the Borrower for the Reference Period are delivered to the Agent together with this Certificate in accordance with the Credit Agreement. Such financial statements present fairly and in all material respects the financial condition of the Borrower as at the dates of such financial statements and the results of the operations of the Borrower for the periods covered by such financial statements, all in accordance with IFRS consistently applied (subject to normal year end adjustments and lack of footnote disclosure in the case of interim financial statements). 10. I hereby certify that the Adjusted EBITDA and the total Assets of the Non-Guarantor Subsidiaries hereby represent ____ percent (____%) of (i) the

- 3 - Adjusted EBITDA of the Borrower, and (ii) ____ percent (____%) of the total Assets of the Borrower, each on a consolidated basis. I hereby certify that the Adjusted EBITDA and the total Assets of the Obligors hereby represent ____ percent (____%) of (i) the Adjusted EBITDA of the Borrower, and (ii) ____ percent (____%) of the total Assets of the Borrower, each on a consolidated basis. 11. I hereby certify that the information and disclosures provided in all of the schedules to the Credit Agreement, as previously updated or corrected, are true and complete in all respects. Dated this day of , 20 . ALITHYA GROUP INC. Per: Name: Title:

SCHEDULE I SENIOR DEBT TO ADJUSTED EBITDA RATIO 1. Total Debt: C$ (1) 2. Subordinated Debt C$ (2) 3. Amounts owing in respect of Permitted Acquisition Debt Obligations C$ (3) 4. Cash in BNS Current Accounts or in accounts under Deposit Accounts Control Agreements (not exceeding C$15,000,000) C$ (4) 5. (1) - (2)- (3) – (4)= Senior Debt C$ (5) 6. Adjusted EBITDA : C$ (6) 7. Ratio of line (5) to (6): :1.00 (7) Line (7) ratio must not exceed 3.75:1.00 [or, if Section 11.2.1 relating to Permitted Acquisitions exceeding $20,000,000 applies, 4.25:1.00].

SCHEDULE II TOTAL DEBT TO ADJUSTED EBITDA RATIO 1. Total Debt (including, for greater certainty, (i) amounts owing and outstanding under any IQ Loan Facility (C$________), (ii) Subordinated Debt (C$________), and (iii) amounts owing in respect of Permitted Acquisition Debt Obligations (C$__________) : C$ (1) 2. Cash in BNS Current Accounts or in accounts under Deposit Account Control Agreements (not exceeding C$15,000,000) C$ (3) 3. (1)+ (2) C$ (3) 4. Adjusted EBITDA : C$ (4) 5. Ratio of line (3) to (4): :1.00 (5) Line (5) ratio must not exceed 4.75:1.00 [or, if Section 11.2.1 relating to Permitted Acquisitions exceeding $25,000,000 applies, 5.25:1.00].

SCHEDULE III FIXED CHARGE COVERAGE RATIO 1. Adjusted EBITDA for the past twelve (12) months: $ (1) 2. Cash income taxes paid during the past twelve (12) months: $ (2) 3. Distributions paid during the past twelve (12) months: $ (3) 4. Unfunded Capital Expenditures for the past twelve (12) months: $ (4) 5. Add lines (2), (3) and (4): $ (5) 6. Subtract line (5) from line (1): $ (6) 7. Principal repayments on Total Debt for past twelve (12) months period plus any principal repayment on Subordinated Debt (other than the IQ Subordinated Debt), but excluding balance of sale and earn-outs, as well as any repayment under the IQ Subordinated Debt, and any draws or repayments under the IQ Loan Facility: $ (7) 8. Interest Expense for past twelve (12) months: $ (8) 9. Add lines (7) and (8) $ (9) 10. Ratio of line (6) to (9): :1.00 (10) Line (10) ratio must not be less than 1.25:1.00.

Schedule 1.1.88 List of Guarantors 1. Alithya Canada Inc. 2. Alithya USA, Inc. 3. Alithya Financial Solutions, Inc. 4. Alithya Fullscope Solutions, Inc. 5. Alithya Consulting Inc. 6. Alithya Ranzal, LLC 7. Alithya Digital Technology Corporation 8. Alithya Zero2Ten, Inc. 9. Vitalyst, LLC 10. Datum Consulting Group, LLC

Schedule 1.1.119 Material Contract Nil.

Schedule 1.1.126 Notice of Borrowing TO: The Bank of Nova Scotia, as Agent Global Wholesale Operations 720 King St. West, 2nd Floor Toronto, ON M5V 2T3 Attention: Senior Manager Email: GWSLoanOps.CdnAgency@scotiabank.com Dear Senior Manager: We refer to the second amended and restated credit agreement dated as of December 22, 2023 (the “Credit Agreement”) among Alithya Group inc., as Borrower, each of the guarantors identified therein, as Guarantors, the financial institutions from time to time parties thereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent, and hereby: 1. give you notice, irrevocably, that the Borrower hereby requests a Borrowing under the Credit Agreement, in the aggregate amount of C$___________________ plus US$__________________ to be made on _________________________, ____, consisting of: (a) C$_______________________ by way of Prime Rate Advance; (b) C$_______________________ by way of Daily Compounded CORRA Advances (c) C$_______________________ by way of Term CORRA Advance and we hereby select an initial Interest Period of ___________________ in respect of each Term CORRA Loan Portion.; (d) US$______________________ by way of US Base Rate Advance; (e) US$_____________________ by way of SOFR Advance and we hereby select an initial Interest Period of ___________________ in respect of each SOFR Loan Portion. 2. confirm that the Lenders are to make the Borrowing available in accordance with Article 3 of the Credit Agreement. 3. confirm that no Default or Event of Default has occurred and is continuing and, without limiting the generality of the foregoing, that all representations and warranties set out in the Credit Agreement and the other Loan Documents are true and correct.

- 2 - The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement. Dated: ___________________________, ________. Yours truly, ALITHYA GROUP INC. Per: Name: Title:

Schedule 1.1.127 Notice of Conversion TO: The Bank of Nova Scotia, as Agent Global Wholesale Operations 720 King St. West, 2nd Floor Toronto, ON M5V 2T3 Attention: Senior Manager Email: GWSLoanOps.CdnAgency@scotiabank.com Dear Senior Manager: We refer to the second amended and restated credit agreement dated as of December 22, 2023 (the “Credit Agreement”) among Alithya Group inc., as Borrower, each of the guarantors identified therein, as Guarantors, the financial institutions from time to time parties thereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent, and hereby: 1. give you notice, irrevocably, that the Borrower hereby requests a Conversion Advance under the Credit Agreement to be made on , , the aggregate Conversion Advances to be as follows: Converted Advance: (state details of part of Loan to be converted) USDollars/CDollars_________________ Outstanding as: _________________ (insert Prime Rate Advances, US Base Rate Advances, SOFR Advances, Daily Compounded CORRA Advances or Term CORRA Advances) a) Conversion Advance (a) Prime Rate Advances in CDollars (b) Daily Compounded CORRA Advances (c) Term CORRA Advance in CDollars and we hereby select an initial Interest Period of ____ months in respect of each Term CORRA Loan Portion. (d) US Base Rate Advance in USDollars; (e) SOFR Advance in USDollars and we hereby select an initial Interest Period of ____ months in respect of each SOFR Loan Portion. 2. confirm that the Lenders are to make the Conversion Advance in accordance with the Credit Agreement. 3. confirm that no Default or Event of Default has occurred and is continuing and, without limiting the generality of the foregoing, that all representations and warranties set out in the Credit Agreement and the other Loan Documents are true and correct.

- 2 - The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement. Dated: , . Yours truly, ALITHYA GROUP INC. Per: Name: Title:

Schedule 1.1.128 Notice of Optional Repayment TO: The Bank of Nova Scotia, as Agent Global Wholesale Operations 720 King St. West, 2nd Floor Toronto, ON M5V 2T3 Attention: Senior Manager Email: GWSLoanOps.CdnAgency@scotiabank.com Dear Senior Manager: We refer to the second amended and restated credit agreement dated as of December 22, 2023 (the “Credit Agreement”) among Alithya Group inc., as Borrower, each of the guarantors identified therein, as Guarantors, the financial institutions from time to time parties thereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent, and hereby give you notice, irrevocably, that the Borrower shall make an optional repayment under the Credit Agreement on , in the aggregate amount of C$ and/or US$ . The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement. Dated: ___________________________, ____. Yours truly, ALITHYA GROUP INC. Per: Name: Title:

Schedule 1.1.142.14 Additional Permitted Liens - The hypothecs in favour of Banque de Développement du Canada registered at the register of personal and movable real rights (the “RPMRR”) under numbers 16-0685451-0001, 17-0459371-0001, 18-0356804-0001, respectively guaranteeing the obligations under loans 011501-10, 011501-11 and 011501-12. - The hypothec in favour of Investissement Québec registered at the RPMRR under number 16-0428219-0001.

- 2 - Schedule 1.1.188 Total Commitment Name Commitments and Participations 1. The Bank of Nova Scotia [Redacted] 2. Fédération des Caisses Desjardins du Québec [Redacted] 3. Bank of Montreal [Redacted] 4. The Toronto-Dominion Bank [Redacted]

Schedule 2.1.6 Litigation Nil.

Schedule 2.1.12 Real and Immovable Property I. Owned Properties [Redacted] II. LEASED PREMISES [Redacted]

Schedule 2.1.14 Intellectual Property [Redacted]

Schedule 2.1.20 Licenses Nil.

Schedule 2.1.21 Withheld Taxes None.

Schedule 2.1.22 Subsidiaries Jurisdiction and Shares A) Alithya Group inc. (i) Jurisdiction of organization: Québec (ii) Shareholders: n/a (iii) Jurisdiction of registered office, chief executive office and location of minute books: Québec (iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: Share options, restricted share units, performance share units and deferred share units. (v) Location of places of business and corporeal and tangible Assets: [Redacted] B) Alithya USA, Inc. (i) Jurisdiction of organization: Delaware (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office: Québec (v) Jurisdiction of location of minute books: New York (vi) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vii) Location of places of business and corporeal and tangible Assets: [Redacted] C) Alithya Canada Inc. (i) Jurisdiction of organization: Québec (ii) Shareholders:

- 2 - [Redacted] (iii) Jurisdiction of registered office, chief executive office and location of minute books: Québec (iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (v) Location of places of business and corporeal and tangible Assets: [Redacted] D) Alithya Financial Solutions, Inc. (i) Jurisdiction of organization: Delaware (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office: Québec (v) Jurisdiction of location of minute books: New York (vi) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vii) Location of places of business and corporeal and tangible Assets: [Redacted] E) Alithya Ranzal LLC (i) Jurisdiction of organization: Delaware (ii) Shareholders/Members: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office: Québec (v) Jurisdiction of location of minute books: New York

- 3 - (vi) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vii) Location of places of business and corporeal and tangible Assets: [Redacted] F) Alithya Fullscope Solutions, Inc. (i) Jurisdiction of organization: Delaware (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office: Québec (v) Jurisdiction of location of minute books: New York (vi) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vii) Location of places of business and corporeal and tangible Assets: [Redacted] G) Alithya Consulting Inc. (i) Jurisdiction of organization: Québec (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office, chief executive office and location of minute books: Québec (iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (v) Location of places of business and corporeal and tangible Assets: [Redacted] H) Alithya Digital Technology Corporation (i) Jurisdiction of organization: Canada (Ontario)

- 4 - (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office, chief executive office and location of minute books: Ontario (iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (v) Location of places of business and corporeal and tangible Assets: [Redacted] I) Alithya Zero2Ten, Inc. (i) Jurisdiction of organization: Delaware (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office: Québec (v) Jurisdiction of location of minute books: New York (vi) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vii) Location of places of business and corporeal and tangible Assets: [Redacted] J) Vitalyst, LLC (i) Jurisdiction of organization: Delaware (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office: Québec (v) Jurisdiction of location of minute books: Pennsylvania

- 5 - (vi) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vii) Location of places of business and corporeal and tangible Assets: [Redacted] K) Datum Consulting Group, LLC (i) Jurisdiction of organization: Indiana, USA (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office: Indiana, USA (iv) Jurisdiction of chief executive office: Québec (v) Jurisdiction of location of minute books: Indiana, USA (vi) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vii) Location of places of business and corporeal and tangible Assets: [Redacted]

- 4 - Schedule 2.1.25 Corporate Chart [Redacted]

- 5 - Schedule 2.1.26 Banking [Redacted]

Schedule 2.1.28 Labour Matters None.

Schedule 11.1.15 Post Closing Matters Within sixty (60) days from the Closing Date: 1. Receipt of an amendment to the loan agreement evidencing the IQ Subordinated Debt; 2. Amendment to the IQ Subordination Agreement to increase the amount set forth in Section 3.2.5 of such IQ Subordination Agreement from $140,000,000 to $190,000,000.

Schedule 15.12 Model Credit Agreement Provisions The attached model credit agreement provisions, which have been revised under the direction of the Canadian Bankers’ Association Secondary Loan Market Specialist Group from provisions prepared by The Loan Syndications and Trading Association, Inc., form part of this Agreement, except for the footnotes to the model credit agreement provisions, if any, and subject to the following variations: 1. The definition of “Change in Law” shall be replaced as follow: “Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any Applicable Law by any Governmental Authority provided, however, that notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder, issued in connection therewith or in implementation thereof, and (ii) all requests, rules, guidelines, requirements and directives promulgated by the Agent for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law” regardless of the date enacted, adopted, issued or implemented. 2. The definition of “Loan” shall be replaced as follow: “Loan” means any extension of credit by a Lender under this Agreement, except for any Letter of Credit or participation in a Letter of Credit. 3. Section 3.5 of these Provisions is hereby deleted in its entirety. 4. Section 8.1 and Section 8.3 of these Provisions shall be replaced as follow: “8.1 Notices Generally Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 8.2 below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service or mailed by certified or registered mail to the addresses specified elsewhere in this Agreement or, if to a Lender, to it at its address specified in the Register or, if to an Obligor other than the Borrower, in care of the Borrower. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received. Notices delivered through electronic communications to the extent provided in Section 8.2 below, shall be effective as provided in said Section 8.2.

- 2 - 8.3 Change of Address, Etc. Any party hereto may change its address or e-mail address for notices and other communications hereunder by notice to the other parties hereto.” 5. Section 9.8 of the Credit Agreement shall be subject to the provisions of Section 3.2 of these Provisions. 6. The application of Article 5 is limited by the provisions of Section 9.10 of the Agreement. 7. Article 7 is subject to amendment in accordance with the provisions of Section 15.4 of the Agreement. 8. Section 10.2(a) of the Provisions is hereby amended by deleting the words “in the case of any assignment in respect of a revolving facility, or $1,000,000 in the case of any assignment in respect of a term facility” in the twelve and thirteenth lines of this Section. 9. Any reference in the Provisions to “jointly and severally” and “severally” shall be replaced, respectively, by the words “solidarily” and “jointly”.

MODEL CREDIT AGREEMENT PROVISIONS 1. Definitions “Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent. “Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. “Agreement” means the second amended and restated credit agreement of which these Provisions form part. “Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case whether or not having the force of law. “Applicable Percentage” means with respect to any Lender, the percentage of the Total Commitments represented by such Lender’s Commitment. If the Commitments have terminated or expired, the Applicable Percentages shall be the percentage of the total outstanding Loans and participations in respect of Letters of Credit represented by such Lender’s outstanding Loans and participations in respect of Letters of Credit. “Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender. “Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee and accepted by the Administrative Agent, in substantially the form of Exhibit A or any other form approved by the Administrative Agent. “Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any Applicable Law by any Governmental Authority. “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have corresponding meanings. “Default” means any event or condition that constitutes an Event of Default or that would constitute an Event of Default except for satisfaction of any condition subsequent required to make the event or condition an Event of Default, including giving of any notice, passage of time, or both.

- 2 - “Eligible Assignee” means any Person (other than a natural person, any Obligor, or any Affiliate of an Obligor), in respect of which any consent that is required by Section 10.2 has been obtained. “Excluded Taxes” means, with respect to the Administrative Agent, any Lender, the Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of an Obligor hereunder, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its Applicable Lending Office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Lender is located and (c) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by the Borrower under Section 3.3(b), (ii) an assignee pursuant to an Assignment and Assumption made when an Event of Default has occurred and is continuing or (iii) any other assignee to the extent that the Borrower has expressly agreed that any withholding tax shall be an Indemnified Tax), any withholding tax that (A) is not imposed or assessed in respect of a Loan that was made on the premise that an exemption from such withholding tax would be available where the exemption is subsequently determined, or alleged by a taxing authority, not to be available and (B) is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Loan Document to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new lending office) or is attributable to such Foreign Lender’s failure or inability (other than as a result of a Change in Law) to comply with Section 3.2(e), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from an Obligor with respect to such withholding tax pursuant to Section 3.2(a). For greater certainty, for purposes of item (c) above, a withholding tax includes any Tax that a Foreign Lender is required to pay pursuant to Part XIII of the Income Tax Act (Canada) or any successor provision thereto. “Foreign Lender” means any Lender that is not organized under the laws of the jurisdiction in which the Borrower is resident for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Loan Document to be resident for income tax or withholding tax purposes in the jurisdiction in which the Borrower is resident for tax purposes by application of the laws of that jurisdiction. For purposes of this definition Canada and each Province and Territory thereof shall be deemed to constitute a single jurisdiction and the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction. “Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business. “Governmental Authority” means the government of Canada or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European Union or the European Central Bank and including

- 3 - a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency. “Indemnified Taxes” means Taxes other than Excluded Taxes. “Issuing Bank” means the Person named elsewhere in this Agreement as the issuer of Letters of Credit on the basis that it is “fronting” for other Lenders and not on the basis that it is the attorney of other Lenders to sign Letters of Credit on their behalf, or any successor issuer of Letters of Credit. For greater certainty, where the context requires, references to “Lenders” in these Provisions include the Issuing Bank. “Loan” means any extension of credit by a Lender under this Agreement, including by way of bankers’ acceptance or LIBO Rate Loan, except for any Letter of Credit or participation in a Letter of Credit. “Obligors” means, collectively, the Borrower and each of the guarantors of the Borrower’s obligations that are identified elsewhere in this Agreement. “Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document. “Participant” has the meaning assigned to such term in Section 10.4. “Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity. “Provisions” means these model credit agreement provisions. “Related Parties” means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates. “Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto. 2. Terms Generally 2.1 The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein (including this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise

- 4 - modified (subject to any restrictions on such amendments, supplements, restatements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) unless otherwise expressly stated, all references in these Provisions to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, these Provisions, but all such references elsewhere in this Agreement shall be construed to refer to this Agreement apart from these Provisions, (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. 2.2 If there is any conflict or inconsistency between these Provisions and the other terms of this Agreement, the other terms of this Agreement shall govern to the extent necessary to resolve the conflict or inconsistency. 3. Yield Protection 3.1 Increased Costs (a) Increased Costs Generally. If any Change in Law shall: (i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender; (ii) subject any Lender to any Tax of any kind whatsoever with respect to this Agreement, any Letter of Credit, any participation in a Letter of Credit or any Loan made by it, or change the basis of taxation of payments to such Lender in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 3.2 and the imposition, or any change in the rate, of any Excluded Tax payable by such Lender; or (iii) impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein; and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan), or to increase the cost to such Lender or the Issuing Bank of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum

- 5 - received or receivable by such Lender or the Issuing Bank hereunder (whether of principal, interest or any other amount), then upon request of such Lender the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered. (b) Capital Requirements. If any Lender determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender’s holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or the Letters of Credit issued or participated in by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of its holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or its holding company for any such reduction suffered. (c) Certificates for Reimbursement. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof. (d) Delay in Requests. Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation, except that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefore, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof. 3.2 Taxes (a) Payments Subject to Taxes. If any Obligor, the Administrative Agent, or any Lender is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of an Obligor hereunder or under any other Loan Document, then (i) the sum payable shall be increased by that Obligor when payable as necessary so that after making or allowing for all required

- 6 - deductions and payments (including deductions and payments applicable to additional sums payable under this Section) the Administrative Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) the Obligor shall make any such deductions required to be made by it under Applicable Law and (iii) the Obligor shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Law. (b) Payment of Other Taxes by the Borrower. Without limiting the provisions of paragraph (a) above, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law. (c) Indemnification by the Borrower. The Borrower shall indemnify the Administrative Agent and each Lender, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Administrative Agent or such Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error. (d) Evidence of Payments. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by an Obligor to a Governmental Authority, the Obligor shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent. (e) Status of Lenders. Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder or under any other Loan Document shall, at the request of the Borrower, deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, (a) any Lender, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable

- 7 - Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (b) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Income Tax Act (Canada) or any successor provision thereto shall within five days thereof notify the Borrower and the Administrative Agent in writing. (f) Treatment of Certain Refunds and Tax Reductions. If the Administrative Agent or a Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which an Obligor has paid additional amounts pursuant to this Section or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Borrower or Obligor, as applicable, an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower or Obligor under this Section with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Administrative Agent or such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). The Borrower or Obligor as applicable, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the Borrower or Obligor (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender if the Administrative Agent or such Lender is required to repay such refund or reduction to such Governmental Authority. This paragraph shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction. 3.3 Mitigation Obligations: Replacement of Lenders (a) Designation of a Different Lending Office. If any Lender requests compensation under Section 3.1, or requires the Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.2, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.1 or 3.2, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The

- 8 - Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment. (b) Replacement of Lenders. If any Lender requests compensation under Section 3.1, if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.2, if any Lender’s obligations are suspended pursuant to Section 3.4 or if any Lender defaults in its obligation to fund Loans hereunder, then the Borrower may, at its sole expense and effort, upon 10 days’ notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10), all of its interests, rights and obligations under this Agreement and the related other Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that: (i) the Borrower pays the Administrative Agent the assignment fee specified in Section 10.2(f); (ii) the assigning Lender receives payment of an amount equal to the outstanding principal of its Loans and participations in disbursements under Letters of Credit, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any breakage costs and amounts required to be paid under this Agreement as a result of prepayment to a Lender) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts); (iii) in the case of any such assignment resulting from a claim for compensation under Section 3.1 or payments required to be made pursuant to Section 3.2, such assignment will result in a reduction in such compensation or payments thereafter; and (iv) such assignment does not conflict with Applicable Law. A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply. 3.4 Illegality If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its Applicable Lending Office to make or maintain any Loan (or to maintain its obligation to make any Loan), or to participate in, issue or maintain any Letter of Credit (or to maintain its obligation to participate in or to issue any Letter of Credit), or to determine or charge interest rates based upon any particular

- 9 - rate, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if conversion would avoid the activity that is unlawful, convert any Loans, or take any necessary steps with respect to any Letter of Credit in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender. 3.5 Inability to Determine Rates Etc. If the Majority Lenders determine that for any reason a market for bankers’ acceptances does not exist at any time or the Lenders cannot for other reasons, after reasonable efforts, readily sell bankers’ acceptances or perform their other obligations under this Agreement with respect to bankers’ acceptances, the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, the Borrower’s right to request the acceptance of bankers’ acceptances shall be and remain suspended until the Majority Lenders determine and the Agent notifies the Borrower and each Lender that the condition causing such determination no longer exists. 4. Right of Setoff If an Event of Default has occurred and is continuing, each of the Lenders and each of their respective Affiliates is hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of any Obligor against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender has made any demand under this Agreement or any other Loan Document and although such obligations of the Obligor may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each the Lenders and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff, consolidation of accounts and bankers’ lien) that the Lenders or their respective Affiliates may have. Each Lender agrees to promptly notify the Borrower and the Administrative Agent after any such setoff and application, but the failure to give such notice shall not affect the validity of such setoff and application. If any Affiliate of a Lender exercises any rights under this Section 4, it shall share the benefit received in accordance with Section 5 as if the benefit had been received by the Lender of which it is an Affiliate. 5. Sharing of Payments by Lenders If any Lender, by exercising any right of setoff or counterclaim or otherwise, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction

- 10 - of a proportion of the aggregate amount of its Loans and accrued interest thereon or other obligations hereunder greater than its pro rata share thereof as provided herein, then the Lender receiving such payment or other reduction shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them, provided that: 5.1 if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, 5.2 the provisions of this Section shall not be construed to apply to (x) any payment made by any Obligor pursuant to and in accordance with the express terms of this Agreement or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in disbursements under Letters of Credit to any assignee or participant, other than to any Obligor or any Affiliate of an Obligor (as to which the provisions of this Section shall apply); and 5.3 the provisions of this Section shall not be construed to apply to (w) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrower to such Lender that do not arise under or in connection with the Loan Documents, (x) any payment made in respect of an obligation that is secured by a Permitted Lien or that is otherwise entitled to priority over the Borrower’s obligations under or in connection with the Loan Documents, (y) any reduction arising from an amount owing to an Obligor upon the termination of derivatives entered into between the Obligor and such Lender, or (z) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender. The Obligors consent to the foregoing and agree, to the extent they may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Obligor rights of setoff and counterclaim and similar rights of Lenders with respect to such participation as fully as if such Lender were a direct creditor of each Obligor in the amount of such participation. 6. Administrative Agent’s Clawback 6.1 Funding by Lenders; Presumption by Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any advance of funds that such Lender will not make available to the Administrative Agent such Lender’s share of such advance, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrower a

- 11 - corresponding amount. In such event, if a Lender has not in fact made its share of the applicable advance available to the Administrative Agent, then the applicable Lender shall pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at a rate determined by the Administrative Agent in accordance with prevailing banking industry practice on interbank compensation. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such advance. If the Lender does not do so forthwith, the Borrower shall pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon at the interest rate applicable to the advance in question. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Administrative Agent. 6.2 Payments by Borrower; Presumptions by Administrative Agent. Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of any Lender hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at a rate determined by the Administrative Agent in accordance with prevailing banking industry practice on interbank compensation. 7. Agency 7.1 Appointment and Authority. Each of the Lenders and the Issuing Bank hereby irrevocably appoints the Person identified elsewhere in this Agreement as the Administrative Agent to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Bank, and no Obligor shall have rights as a third party beneficiary of any of such provisions. 7.2 Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept

- 12 - deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Obligor or any Affiliate thereof as if such Person were not the Administrative Agent and without any duty to account to the Lenders. 7.3 Exculpatory Provisions (a) The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Administrative Agent: (i) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing; (ii) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents), but the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or Applicable Law; and (iii) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity. (b) The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Majority Lenders (or such other number or percentage of the Lenders as is necessary, or as the Administrative Agent believes in good faith is necessary, under the provisions of the Loan Documents) or (ii) in the absence of its own gross or intentional fault. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing the Default is given to the Administrative Agent by the Borrower or a Lender. (c) Except as otherwise expressly specified in this Agreement, the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the

- 13 - performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent. 7.4 Reliance by Administrative Agent The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Bank, the Administrative Agent may presume that such condition is satisfactory to such Lender or the Issuing Bank unless the Administrative Agent shall have received notice to the contrary from such Lender or the Issuing Bank prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts. 7.5 Indemnification of Administrative Agent Each Lender agrees to indemnify the Administrative Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Applicable Percentage (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Administrative Agent in any way relating to or arising out of the Loan Documents or the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Administrative Agent’s intentional or gross fault. 7.6 Delegation of Duties The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent from among the Lenders (including the Person serving as Administrative Agent) and their respective Affiliates. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The provisions of this Article and other provisions of this Agreement for the benefit of the Administrative Agent shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their

- 14 - respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent. 7.7 Replacement of Administrative Agent (a) The Administrative Agent may at any time give notice of its resignation to the Lenders, the Issuing Bank and the Borrower. Upon receipt of any such notice of resignation, the Majority Lenders shall have the right, in consultation with the Borrower, to appoint a successor, which shall be a Lender having a Commitment to a revolving credit if one or more is established in this Agreement and having an office in Toronto, Ontario or Montréal, Québec, or an Affiliate of any such Lender with an office in Toronto or Montréal. The Administrative Agent may also be removed at any time by the Majority Lenders upon 30 days’ notice to the Administrative Agent and the Borrower as long as the Majority Lenders, in consultation with the Borrower, appoint and obtain the acceptance of a successor within such 30 days, which shall be a Lender having a Commitment to a revolving credit if one or more is established in this Agreement and having an office in Toronto or Montréal, or an Affiliate of any such Lender with an office in Toronto or Montréal. (b) If no such successor shall have been so appointed by the Majority Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders, appoint a successor Administrative Agent meeting the qualifications specified in Section 7.7(a), provided that if the Administrative Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders under any of the Loan Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (2) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time as the Majority Lenders appoint a successor Administrative Agent as provided for above in the preceding paragraph. (c) Upon a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the former Administrative Agent, and the former Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided in the preceding paragraph). The fees payable by the Borrower to a successor Administrative Agent shall be the

- 15 - same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the termination of the service of the former Administrative Agent, the provisions of this Section 7 and of Section 9 shall continue in effect for the benefit of such former Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the former Administrative Agent was acting as Administrative Agent. 7.8 Non-Reliance on Administrative Agent and Other Lenders Each Lender and the Issuing Bank acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and the Issuing Bank also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder. 7.9 Collective Action of the Lenders Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Administrative Agent upon the decision of the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder including, without limitation, any declaration of default hereunder or thereunder but that any such action shall be taken only by the Administrative Agent with the prior written agreement of the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Administrative Agent to the extent requested by the Administrative Agent. Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Administrative Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Administrative Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders. 7.10 No Other Duties. etc. Anything herein to the contrary notwithstanding, none of the Bookrunners, Arrangers or holders of similar titles, if any, specified in this Agreement shall have any powers,

- 16 - duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent or a Lender hereunder. 8. Notices: Effectiveness; Electronic Communication 8.1 Notices Generally Except in the case of notices and other communications expressly permitted to be given by telephone (and except as-provided in Section 8.2 below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier to the addresses or telecopier numbers specified elsewhere in this Agreement or, if to a Lender, to it at its address or telecopier number specified in the Register or, if to an Obligor other than the Borrower, in care of the Borrower. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a business day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in Section 8.2 below, shall be effective as provided in said Section 8.2. 8.2 Electronic Communications Notices and other communications to the Lenders and the Issuing Bank hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender of Loans to be made or Letters of Credit to be issued if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications. Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

- 17 - 8.3 Change of Address, Etc. Any party hereto may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto. 9. Expenses; Indemnity: Damage Waiver 9.1 Costs and Expenses The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all reasonable out-of-pocket expenses incurred by the Administrative Agent, any Lender or the Issuing Bank, including the reasonable fees, charges and disbursements of counsel, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section, or in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit. 9.2 Indemnification by the Borrower The Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), each Lender and the Issuing Bank, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Obligor arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by the Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or Release of Hazardous Materials on or from any property owned or operated by any Obligor, or any Environmental Liability related in any way to any Obligor, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by an Obligor and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a

- 18 - court of competent jurisdiction by final and non-appealable judgment to have resulted from the intentional or gross fault of such Indemnitee or (y) result from a claim brought by the Borrower or any other Obligor against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if the Obligor has obtained a final and non-appealable judgment in its favour on such claim as determined by a court of competent jurisdiction, nor shall it be available in respect of matters specifically addressed in Sections 3.1, 3.2 and 9.1. 9.3 Reimbursement by Lenders To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under Section 9.1 or 9.2 to be paid by it to the Administrative Agent (or any sub-agent thereof), the Issuing Bank or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), the Issuing Bank or such Related Party, as the case may be, such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent) or the Issuing Bank in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) or Issuing Bank in connection with such capacity. The obligations of the Lenders under this Section 10.3 are subject to the other provisions of this Agreement concerning several liability of the Lenders. 9.4 Waiver of Consequential Damages, Etc. To the fullest extent permitted by Applicable Law, the Obligors shall not assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby. 9.5 Payments All amounts due under this Section shall be payable promptly after demand therefor. A certificate of the Administrative Agent or a Lender setting forth the amount or amounts owing to the Administrative Agent, Lender or a sub-agent or Related Party, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error.

- 19 - 10. Successors and Assigns 10.1 Successors and Assigns Generally The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Obligor may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of Section 10.2, (ii) by way of participation in accordance with the provisions of Section 10.4, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 10.6 (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 10.4 and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement. 10.2 Assignments by Lenders Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that: (a) except if an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loan of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $5,000,000, in the case of any assignment in respect of a revolving facility, or $1,000,000, in the case of any assignment in respect of a term facility, unless each of the Administrative Agent and, so long as no Default has occurred and is continuing, the Borrower otherwise consents to a lower amount (each such consent not to be unreasonably withheld or delayed); (b) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loan or the Commitment assigned, except that this clause (b) shall not prohibit any Lender from assigning all or a

- 20 - portion of its rights and obligations among separate credits on a non-pro rata basis; (c) any assignment of a Commitment relating to a credit under which Letters of Credit may be issued must be approved by any Issuing Bank (such approval not to be unreasonably withheld or delayed) unless the Person that is the proposed assignee is itself already a Lender with a Commitment under that credit; (d) any assignment must be approved by the Administrative Agent (such approval not to be unreasonably withheld or delayed) unless: (i) in the case of an assignment of a Commitment relating to a revolving credit, the proposed assignee is itself already a Lender with the same type of Commitment, (ii) no Event of Default has occurred and is continuing, and the assignment is of a Commitment relating to a non-revolving credit that is fully advanced, or (iii) the proposed assignee is a bank whose senior, unsecured, non-credit enhanced, long term debt is rated at least A3, A- or A low by at least two of Moody’s Investor Services Inc., Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and Dominion Bond Rating Service Limited, respectively; (e) any assignment must be approved by the Borrower (such approval not to be unreasonably withheld or delayed) unless the proposed assignee is itself already a Lender with the same type of Commitment or a Default has occurred and is continuing; and (f) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in an amount specified elsewhere in this Agreement and the Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire. Subject to acceptance and recording thereof by the Administrative Agent pursuant to Section 10.3, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Loan Documents, including any collateral security, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3 and 9, and shall continue to be liable for any breach of this Agreement by such Lender, with respect to facts and circumstances occurring prior to the effective date of such assignment.

- 21 - Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 10.4. Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrower or a new Loan to the Borrower. 10.3 Register The Administrative Agent shall maintain at one of its offices in Toronto, Ontario or Montréal, Québec a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice. 10.4 Participations Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural person, an Obligor or any Affiliate of an Obligor) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any payment by a Participant to a Lender in connection with a sale of a participation shall not be or be deemed to be a repayment by the Borrower or a new Loan to the Borrower. Subject to Section 10.5, the Borrower agrees that each Participant shall be entitled to the benefits of Section 3 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 10.2. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 4 as though it were a Lender, provided such Participant agrees to be subject to Section 5 as though it were a Lender. 10.5 Limitations upon Participant Rights A Participant shall not be entitled to receive any greater payment under Sections 3.1 and 3.2 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 3.2 unless the Borrower is notified of the

- 22 - participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 3.2(e) as though it were a Lender. 10.6 Certain Pledges Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, but no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto. 11. Governing Law: Jurisdiction: Etc. 11.1 Governing Law This Agreement shall be governed by, and construed in accordance with, the laws of the Province specified elsewhere in this Agreement and the laws of Canada applicable in that Province. 11.2 Submission to Jurisdiction Each Obligor irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the Province specified elsewhere in this Agreement, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Administrative Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Obligor or its properties in the courts of any jurisdiction. 11.3 Waiver of Venue Each Obligor irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in Section 11.2. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. 12. Waiver of Jury Trial EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE

- 23 - TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION. 13. Counterparts: Integration: Effectiveness: Electronic Execution 13.1 Counterparts, Integration: Effectiveness This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in the conditions precedent Section(s) of this Agreement, this Agreement shall become effective when it has been executed by the Administrative Agent and when the Administrative Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement. 13.2 Electronic Execution of Assignments The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be. 14. Treatment of Certain Information: Confidentiality 14.1 Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to it, its Affiliates and its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information

- 24 - confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Administrative Agent or any Lender on a non-confidential basis from a source other than an Obligor. 14.2 For purposes of this Section, “Information” means all information received in connection with this Agreement from any Obligor relating to any Obligor or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a non-confidential basis prior to such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Administrative Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the facilities provided hereunder as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such Person normally makes available in the course of its business of assigning identification numbers. 14.3 In addition, and notwithstanding anything herein to the contrary, the Administrative Agent may provide the information described on Exhibit B concerning the Borrower and the credit facilities established herein to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

EXHIBIT A ASSIGNMENT AND ASSUMPTION This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full. For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including without limitation any letters of credit, guarantees, and swingline loans included in such facilities) and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan-transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor. 1. Assignor: ________________________________________ 2. Assignee: ________________________________________ [and is an Affiliate/Approved Fund of [identify Lender]] 3. Borrower: ________________________________________ 4. Administrative Agent: _______________________, as the administrative agent under the Credit Agreement 5. Credit Agreement: [The [amount] Credit Agreement dated as of _______ among [name of Borrower], the Lenders parties thereto, [name of Administrative Agent], as Administrative Agent, and the other agents parties thereto]

- 2 - 6. Assigned Interest: Facility Assigned Aggregate Amount of Commitment/Loans for all Lenders Amount of Commitment/Loans Assigned Percentage Assigned of Commitment/Loans CUSIP Number $ $ % $ $ % $ $ % 7. [Trade Date: _______________________________] Effective Date: ___________, 20___ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.] The terms set forth in this Assignment and Assumption are hereby agreed to: ASSIGNOR [Name of Assignor] Per: Name: Title: ASSIGNEE [Name of Assignee] Per: Name: Title: [Consented to and] Accepted: [NAME OF ADMINISTRATIVE AGENT], as Administrative Agent Per: Name: Title:

- 3 - [Consented to:] [NAME OF RELEVANT PARTY] Per: Name: Title:

ANNEX 1 TO ASSIGNMENT AND ASSUMPTION [______________________] STANDARD TERMS AND CONDITIONS FOR ASSIGNMENT AND ASSUMPTION 1. Representations and Warranties 1.1 Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document. 1.2 Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an Eligible Assignee under the Credit Agreement (subject to receipt of such consents as may be required under the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to the relevant Section thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender, and (v) if it is a Foreign Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender. 2. Payments From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether

- 2 - such amounts have accrued prior to, on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Administrative Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves. 3. General Provisions This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law governing the Credit Agreement.

EXHIBIT B LOAN MARKET DATA TEMPLATE Recommended Data Fields - At Close The items highlighted in bold are those that Loan Pricing Corporation (LPC) deem essential. The remaining items are those that LPC has seen become more prominent over time as transparency has increased in the U.S. Loan Market. Company Level Issuer Name Location SIC (Cdn) Identification Number(s) Revenue Measurement of Risk* S&P Sr. Debt S&P Issuer Moody’s Sr. Debt Moody’s Issuer Fitch Sr. Debt Fitch Issuer S&P Implied (internal assessment) DBRS Other Ratings *Industry Classification Moody’s Industry S&P Industry Parent Financial Ratios Deal Specific Currency/Amount Date Purpose Sponsor Financial Covenants Target Company Assignment Language Law Firms MAC Clause Springing lien Cash Dominion Mandatory Prepays Restrc’d Payments (Neg Covs) Other Restrictions Facility Specific Currency/Amount Type Purpose Tenor Term Out Option Expiration Date Facility Signing Date Pricing Base Rate(s)/Spread(s)/BA/LIBOR Initial Pricing Level Pricing Grid (tied to, levels) Grid Effective Date Fees Participation Fee (tiered also) Commitment Fee Annual Fee Utilization Fee LC Fee(s) BA Fee Prepayment Fee Other Fees to Market Security Secured/Unsecured Collateral and Seniority of Claim Collateral Value Guarantors Lenders Names/Titles Lender Commitment(s) Committed/Uncommitted Distribution method

- 2 - Amortization Schedule Borrowing Base/Advance Rates New Money Amount Country of Syndication Facility Rating (Loss given default) S&P Bank Loan Moody’s Bank Loan Fitch Bank Loan DBRS Other Ratings * These items would be considered useful to capture from an analytical perspective